Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Pytheas Energy Inc.
19505 Biscayne Blvd #2350
Aventura, FL 33180
https://pytheasenergy.com/

Up to $4,582,676.40 in Common Stock at $0.85
Minimum Target Amount: $19,999.65

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Pytheas Energy Inc.
Address: 19505 Biscayne Blvd #2350, Aventura, FL 33180
State of Incorporation: NV
Date Incorporated: February 15, 2024

Terms:

Equity

Offering Minimum: $19,999.65 | 23,529 shares of Common Stock
Offering Maximum: $4,582,676.40 | 5,391,384 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.85
Minimum Investment Amount (per investor): $499.80

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Bonus: All existing shareholders will receive 5%.

Time-Based Perks

Early Asset Owner Bonus: Invest $1,000+ within the first 2 weeks and receive 12% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Momentum Bonus: Invest $1,000 between Day 35 - 40 and receive 10% bonus shares

Blitz Momentum Bonus: Invest $1,000 between Day 60 - 65 and receive 8% bonus shares

Amount-Based Perks

Bronze Investor: Invest $2,500+ and receive 3% bonus shares

Silver Investor: Invest $5,000+ and receive 5% bonus shares

Gold Investor: Invest $10,000+ and receive 10% bonus shares

Platinum Investor: Invest $25,000+ and receive 15% bonus shares + a private 30-minute investor call with Josh Zuker, Co-founder & CEO

Anchor Investor Tier: Invest $50,000+ and receive 25% bonus shares + a private 1-hour investor call with Josh Zuker, Co-founder & CEO

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus

share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Pytheas Energy Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.85 / share, you will receive 110 shares of Common Stock, meaning you will own 110 shares for $85.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Pytheas Energy Inc. is an early-stage oil and gas company focused on acquiring, exploring, developing, and operating oil and gas assets in the United States. Our mission is to create long-term value by identifying properties with significant upside potential and enhancing them through disciplined operations and data-driven evaluation. In furtherance of this mission, we leverage an experienced management team, a robust network of industry relationships, and proprietary, AI-enabled asset-screening tools to improve sourcing and technical review, allowing our company to prioritize the most promising acquisition targets.

Business Model

Our strategy is designed to capitalize on market inefficiencies and respond to evolving industry trends. We target two primary types of acquisition opportunities:

1. We seek to acquire oil and gas assets that are being divested as larger companies streamline their portfolios or shift strategic focus. These transactions often enable us to acquire high-quality properties at attractive prices.

2. We also pursue assets owned by small, independent exploration and production companies that may be constrained by limited access to capital or rising regulatory compliance costs. These situations can create opportunities for us to purchase valuable properties at favorable valuations.

Following acquisition, we work to rehabilitate and optimize these assets through operational improvements, enhanced management practices, and the application of modern technology. Our goal is to increase both revenue generation and asset valuation for our investors. We strive to operate acquired assets directly, maximizing value through hands-on management and accountability. For example, through our wholly owned subsidiary, Mojo Exploration & Production, LLC, we manage the day-to-day operations of our Texas-based assets and perform all workovers and field optimization activities internally. This direct operating model allows us to control costs, enforce consistent safety and efficiency standards, and implement improvements rapidly, which we believe enhances both production and asset value over time.

Business Objectives

Our primary objectives are to:

● Achieve attractive, risk-adjusted returns by acquiring underperforming, non-core assets at discounted prices;

● Acquire complementary technologies and service provides that will increase our operational efficiencies and cost savings;

● Leverage technology, digitization, and AI to enhance operational efficiency;

● Utilize a nimble organizational structure to capitalize on opportunities that may be too small for larger competitors; and

● Preserve capital and manage downside risk.

Corporate Information

Our principal executive offices are located at 19505 Biscayne Blvd, #2350, Aventura, FL 33108, and our telephone number is

(620) 320-3200. We maintain a website at www.pytheasenergy.com. Information available on our website is not incorporated by reference in and is not deemed a part of this offering circular. Our fiscal year ends December 31. Neither we nor our predecessors have been in bankruptcy, receivership or any similar proceeding.

Organizational Structure

We were incorporated in Nevada on February 15, 2024. We have three wholly owned subsidiaries:

● Pytheas Bakken SPV LLC, a Delaware limited liability company holding non-operating working interests in oil wells in the Bakken Region of North Dakota.

● Pytheas MR SPV LLC, a Delaware limited liability company holding operating interests in 388+ oil wells in the Minerva-Rockdale oil field of Milam County, Texas.

● Mojo Exploration & Production, LLC, the operator of our oil and gas assets owned by Pytheas MR SPV.

Competitors and Industry

A key differentiator for us is our proprietary AI-enabled asset identification technology, Pytheas.AI. This web-based application uses artificial intelligence and comprehensive data analytics to pinpoint underperforming and non-core oil and gas assets that are prime for acquisition and revitalization. Pytheas.AI streamlines our investment diligence process, reduces operational risks, enhances safety, and supports regulatory compliance. We plan to commercialize Pytheas.AI by offering it as a consultancy tool and software-as-a-service platform to other industry participants, partially with the proceeds from the sale of our Shares in this Offering, and we may potentially adapt it for use in other sectors.

Current Stage and Roadmap

Current Stage

Pytheas Energy is focused on executing our core acquisition and optimization strategy across our existing portfolio. We are actively rehabilitating and enhancing production from our 500+ wells under our operation in the Minerva-Rockdale field through our subsidiary Mojo Exploration & Production, LLC, while optimizing our non-operating working interests in the Bakken Region of North Dakota. Concurrently, we are advancing the development and commercialization of our proprietary Pytheas.AI platform, refining its asset-screening capabilities and preparing to offer it as both a consultancy tool and software-as-a-service solution to other industry participants. Our immediate priorities include completing operational improvements at existing assets, demonstrating consistent production growth, and establishing revenue streams from our AI technology platform.

Future Roadmap

Looking ahead, we plan to scale our acquisition activities by targeting additional underperforming and non-core assets from both major operators streamlining their portfolios and smaller independent producers facing capital or compliance constraints. We intend to expand our direct operating capabilities beyond Texas, establishing a broader geographic footprint across strategic oil and gas basins in the United States. The commercialization of Pytheas.AI will be accelerated, with potential adaptation of the platform for use in adjacent sectors beyond oil and gas. Additionally, we plan to pursue strategic acquisitions of complementary technologies and service providers that will drive operational efficiencies and cost savings across our portfolio. As we grow, we will maintain our disciplined approach to capital allocation, focusing on attractive risk-adjusted returns while preserving capital and managing downside risk through data-driven decision-making and hands-on asset management.

The Team

Officers and Directors

Name: Josh Zuker

Josh Zuker's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, Chief Executive Officer, Director, President
  Dates of Service: February, 2024 - Present
  Responsibilities: Josh brings 20+ years of experience building and scaling high-impact businesses across technology, real estate, and oil & gas. He has led multiple ventures from early formation through growth and monetization and holds an MBA from Pepperdine.

Other business experience in the past three years:

- Employer: Blue Ocean Funds LLC
  Title: Senior Advisor
  Dates of Service: October, 2024 - Present
  Responsibilities: Josh provides strategic and analytical support on portfolio oversight and compliance matters.

Other business experience in the past three years:

- Employer: Zoic Capital Partners LLC
  Title: Executive Management
  Dates of Service: January, 2022 - August, 2024
  Responsibilities: Josh is engaged in executive management for this private oil and gas investment firm.

Other business experience in the past three years:

- Employer: Crop Energy
  Title: Manager-Member
  Dates of Service: March, 2021 - July, 2023
  Responsibilities: Josh served as Manager-Member of this oil field management company, overseeing day-to-day operational activities.

Name: Harvey Schutzbank

Harvey Schutzbank's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Financial Officer, Director
  Dates of Service: April, 2025 - Present
  Responsibilities: Harvey has 35 years of accounting and financial management experience, including structuring and overseeing complex operating entities. He is a CPA and holds an MBA from NYU.

Other business experience in the past three years:

- Employer: We Evolvetogether LLC
  Title: Co-Founder, Chief Financial Officer, Chief Operating Officer
  Dates of Service: April, 2020 - July, 2023
  Responsibilities: Managed all financial and operational functions outside of product development and marketing.

Other business experience in the past three years:

- Employer: Blue Ocean Funds LLC
  Title: Chief Financial Officer
  Dates of Service: April, 2025 - Present
  Responsibilities: Responsible for financial planning, cash flow management, and performance analysis.

Name: Roman Bond

Roman Bond's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Technology Officer, Director
  Dates of Service: April, 2025 - Present
  Responsibilities: Roman is a specialist in digital transformation, ERP/CRM systems, AI, and blockchain-enabled platforms. He leads the development and deployment of Pytheas' technology stack, ensuring the AI platform and automated field systems scale efficiently across large well portfolios.

Other business experience in the past three years:

- Employer: 777 Partners
  Title: Senior Director of IT
  Dates of Service: March, 2020 - May, 2024

Responsibilities: Led global IT initiatives including Systems, Applications, and Products S/4 HANA implementation, cybersecurity programs, Enterprise Resource Planning and Human Resources system integration, audit compliance, and technology due diligence for acquisitions.

Other business experience in the past three years:

- Employer: BondMeds
  Title: Founder
  Dates of Service: April, 2024 - Present
  Responsibilities: BondMeds is an online telehealth platform that provides accessible, affordable, and personalized treatments for a variety of health concerns, including weight loss, hair loss, sexual health, and mental health. The company connects users with licensed physicians across all 50 states through a seamless online process. BondMeds offers a range of medications, including compounded semaglutide for weight loss, which is delivered directly to users' doorsteps with no insurance necessary. The platform emphasizes convenience, compassionate care, and high-quality services tailored to individual health needs.

Name: Danial Gualtieri

Danial Gualtieri's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Product Strategy Officer, Director
  Dates of Service: March, 2024 - Present
  Responsibilities: Leads the development and execution of product strategies that align with the Company's business goals and address evolving customer and investor needs.

Other business experience in the past three years:

- Employer: Blue Ocean Funds LLC
  Title: Chief Technical Officer
  Dates of Service: October, 2024 - Present
  Responsibilities: Manages technology supporting investment operations and compliance.

Other business experience in the past three years:

- Employer: ComboCurve Inc.
  Title: Customer Success
  Dates of Service: February, 2020 - March, 2024
  Responsibilities: Danial worked in customer success.

Name: Harold Abraham Matheson

Harold Abraham Matheson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: VP Investor Relations, Corporate Secretary, Director
  Dates of Service: February, 2024 - Present
  Responsibilities: Hal brings over a decade of oil & gas experience and over 20 years across operations, finance, marketing, and business development, serving as the bridge between Pytheas' technical execution and its investor base.

Other business experience in the past three years:

- Employer: Monique Matheson Properties LLC
  Title: Broker-Associate
  Dates of Service: June, 2008 - Present
  Responsibilities: Residential and Commercial Real Estate Broker

Other business experience in the past three years:

- Employer: Blue Ocean Funds LLC
  Title: Principal Executive Officer
  Dates of Service: October, 2024 - Present
  Responsibilities: Overseeing operations, strategic initiatives, and regulatory compliance.

Other business experience in the past three years:

- Employer: Blue Ocean Energy Partners LLC
  Title: Principal Executive Officer
  Dates of Service: October, 2024 - Present
  Responsibilities: Overseeing operations, strategic initiatives, and regulatory compliance.

Other business experience in the past three years:

- Employer: Zoic Capital Partners LLC
  Title: Co-Founder, Principal Executive Officer
  Dates of Service: March, 2023 - August, 2024
  Responsibilities: Leads marketing and investor relations.

Name: Kurt Swogger

Kurt Swogger's current primary role is with BioPact Cellular Transport, Inc.. Kurt Swogger currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: April, 2024 - Present
  Responsibilities: Kurt serves on the board of directors.

Other business experience in the past three years:

- Employer: BioPact Cellular Transport, Inc.
  Title: Chief Executive Officer
  Dates of Service: August, 2019 - Present
  Responsibilities: Kurt serves as CEO.

Other business experience in the past three years:

- Employer: U.S. Clean Water Technology, LLC
  Title: Chairman of the Board
  Dates of Service: June, 2016 - Present
  Responsibilities: Kurt serves as Chairman of the Board.

Other business experience in the past three years:

- Employer: BioPact Ventures, LLC
  Title: Chief Executive Officer and Chief Technology Officer
  Dates of Service: January, 2014 - Present
  Responsibilities: Kurt serves as CEO and CTO.

Other business experience in the past three years:

- Employer: Molecular Rebar Design, LLC
  Title: Co-Founder, CEO, President
  Dates of Service: January, 2012 - Present
  Responsibilities: Kurt serves as CEO and President.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is

still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

We have little operating history on which to judge our business prospects and management.
Pytheas Energy Inc. was incorporated on February 15, 2024, and has limited history of revenues, drilling activity, production operations, or commercial oil and gas sales. Operating results for future periods are subject to significant uncertainty, and we cannot assure you that we will achieve or sustain revenues, positive cash flow, or profitability. Our prospects must be evaluated in light of the risks faced by early-stage companies engaged in oil and gas acquisition, exploration, and development. Future operating results will depend on many factors, including our ability to identify and acquire attractive properties, drill and complete wells, optimize production, retain skilled and experienced personnel, obtain financing to fund development activities, comply with environmental and regulatory requirements, and manage fluctuations in oil and gas prices. We cannot assure you that we will successfully address any of these risks.

Our financial situation creates substantial doubt whether we will continue as a going concern.
Since inception, the Company has generated limited revenues but has incurred substantial losses, with an accumulated deficit of $(3,692,781) as of December 31, 2024. We expect to continue incurring losses in the foreseeable future, primarily as a result of capital expenditures and operating expenses related to the development of our business and execution of our business plan. See "Our Business" in our Audited Financials for more information. There can be no assurances that we will achieve sufficient revenues to generate positive cash flow from operations or secure adequate funding from this Offering or other sources, including private placements, public offerings, joint venture arrangements, or bank financing. If the funds generated are insufficient to meet our working capital requirements, we will need to raise additional capital. There can be no assurance that additional financing will be available when needed, or if available, on acceptable terms. These conditions create material uncertainties that raise substantial doubt about our ability to continue as a going concern. If we cannot obtain adequate financing, we may be forced to curtail or discontinue operations, and investors could lose their entire investment.

Failure to properly manage costs may have an adverse impact on our company.
Managing costs in oil and gas exploration and production is complex and subject to significant uncertainties. Even if we carry out well-considered, planned, and executed strategies, we may not achieve the efficiencies, savings, or timelines anticipated. Expected cost savings and benefits may be delayed or not realized at all, and our operations could be disrupted. We may experience unanticipated negative net operating cash flows, particularly if drilling, workover, or production costs exceed expectations. Excessive use of cash to fund operations may necessitate significant changes to our cost structure if we are unable to raise revenues from production or asset sales at levels sufficient to support our operations. If it became necessary to implement cost-reduction initiatives, such actions could place a burden on our management, systems, and resources. Increased dependence on key personnel and reduced functional back-ups could lessen our ability to retain, train, supervise, and manage employees effectively, and to respond timely to unexpected operational or financial challenges. Insufficient funds could require us to, among other things, curtail exploration activities or terminate key employees, which could in turn place additional strain on remaining employees and severely disrupt our ability to operate, expand, or grow. If we are unable to manage costs, lose key personnel, or are unable to attract and properly train new employees, our operations and financial results could be materially and adversely affected. In addition, if our performance is substandard, our access to capital may be limited, which could further increase the risk of business failure.

Acquisitions involve significant risks, and we could inherit unexpected liabilities or face challenges integrating new assets.
A key part of our growth strategy is acquiring producing properties and associated infrastructure from other operators. While acquisitions can create opportunities, they carry material risks: ● Limited diligence windows: Asset sales often occur on compressed timelines, giving us only a short period to review large volumes of data. Issues such as environmental contamination, mechanical well problems, or regulatory non-compliance may not be identified before closing. ● Reliance on seller information: We depend on data provided by sellers, including production histories and engineering reports. If those are inaccurate, incomplete, or overly optimistic, our financial projections may prove unreliable. ● Assumed liabilities: Purchase agreements typically transfer plugging obligations, environmental liabilities, and other obligations to the buyer, with limited seller indemnities. Any undisclosed contamination, regulatory violation, or royalty underpayment becomes our responsibility. ● Integration challenges: Absorbing newly acquired operations can lead to inefficiencies, from differing operating practices and safety cultures to mismatched accounting and reporting systems. These issues can disrupt operations and add costs during the transition period. ● Imbalances and measurement errors: We could inherit gas imbalances, mismeasurement of production, or royalty underpayment claims, which may require us to make retroactive payments or deliver make-up volumes. ● Personnel and contractor risks: If we assume field staff or contractors from the seller, we may face HR obligations, cultural misalignment, or community backlash if we restructure staffing. ● Capital underestimation: Acquired assets may require more investment than anticipated to maintain or improve performance, straining our financial resources. ● Overpayment risk: Competitive bidding may lead us to overvalue assets, leaving little margin for error if operations underperform. ● Joint interest partner relations: Acquisitions often include working interest partners. Differences in operating approaches or overhead charges can create friction and disputes with those partners. ● Bonding and credit requirements: Sellers may have posted regulatory bonds or letters of credit that must be replaced at

closing, tying up our cash or credit capacity. ● Regulatory differences in new jurisdictions: Acquisitions in new states may expose us to unfamiliar compliance regimes, increasing the risk of inadvertent violations. Because acquisitions are generally "as-is, where-is," we bear the risk of unforeseen costs or liabilities post-closing. A single problematic acquisition could significantly harm our financial position and divert resources from existing operations.

We will require substantial external capital to fund our operations, and if we cannot raise it on acceptable terms or at all, our business may not survive.
Our business model is capital-intensive and we are currently pre-revenue, meaning we do not generate cash from operations to fund drilling or acquisitions. We therefore depend on external financing—through equity offerings such as this Regulation CF offering, debt facilities, or joint venture investment—to fund property acquisitions, drilling new wells, and maintaining existing operations. This reliance exposes us to several risks: ● Funding availability: Market appetite for oil and gas investment is cyclical and can dry up during commodity price downturns or due to ESG-driven capital constraints. Even if our projects are sound, external financing may not be available when needed. ● Unfavorable terms: Capital, when available, may come with conditions that dilute shareholders or encumber the company. Future equity raises could occur at lower valuations, reducing existing investors' ownership. Debt financing may involve high interest rates or restrictive covenants, limiting flexibility and risking default if covenants are breached. ● Dilution: This Regulation A raise will dilute existing shareholders, and future equity issuances will further dilute investors in this offering. Previously issued preferred stock also carries preferential rights, which could disadvantage new common shareholders if converted or expanded. We may also issue additional equity for compensation purposes, increasing dilution over time. ● Liquidity shortfalls: If offering proceeds or future financings are insufficient, we may be forced to scale back or halt operations, sell assets at distressed values, or in the worst case, cease to operate as a going concern. Our financial statements are expected to carry a "going concern" qualification, reflecting that our viability depends on successful fundraising. Until we achieve sustained positive operating cash flow, we will remain dependent on external capital. Each fundraising round may resolve immediate needs but at the cost of dilution or increased financial obligations. If at any point capital becomes unavailable, our ability to continue operations would be at risk.

Related-party transactions and conflicts of interest could result in arrangements that are not as favorable to us as those negotiated at arm's length.
As a small, founder-led company with a parent–subsidiary structure, we face inherent risks of related-party dealings and conflicts of interest. Pytheas Energy Inc. is the parent company, and Mojo Exploration & Production, LLC is its operating subsidiary. In addition, members of our management and board may have outside interests in other energy or service companies. These relationships can create situations where decisions benefit insiders or affiliates rather than Pytheas and its shareholders. Potential areas of conflict include: ● Inter-company arrangements and cost allocations between Pytheas and Mojo; ● Transactions with affiliates of management (such as service providers, marketing firms, or technology companies), which may not reflect market pricing; ● Corporate opportunities that may be directed to management's outside ventures instead of Pytheas; ● Overlapping services and shared overhead, which may result in Pytheas bearing more than its fair share of costs; ● Related-party acquisitions, sales, loans, or guarantees that could shift risk or value away from Pytheas; and ● Conflicts between common shareholders and holders of preferred or other securities with preferential rights, including those issued to insiders. Although we intend to manage such matters through appropriate governance processes and required disclosures, we may not yet have fully developed safeguards in place. As a result, investors must rely on management's good faith to treat the company fairly. Transactions influenced by related parties could increase our costs, divert opportunities, or otherwise harm shareholder value, even if disclosed and legally permissible.

Our internal controls and financial reporting systems are in early development, which increases the risk of errors, misstatements, or fraud.
As a small, early-stage company with limited accounting staff, our internal controls are not yet fully designed or effective. Key functions that should ideally be segregated may be handled by the same individual, increasing the risk of mistakes or intentional misreporting going undetected. Specific risks include: ● Production and revenue accounting errors, such as incorrect allocation of volumes or royalty payments, which could trigger disputes, regulatory penalties, or financial restatements; ● Revenue recognition or expense classification errors, leading to inaccurate financial statements and potential investor confusion; ● Fraud risk, since limited oversight may allow improper payments, duplicate billings, or misuse of company funds; ● Compliance lapses, such as missed tax, lease, or regulatory filings; ● IT and system vulnerabilities, since we rely on basic accounting tools and limited staff expertise; and ● Reliance on key individuals, where the loss or absence of a single employee could disrupt financial reporting or controls. If our controls are deemed ineffective, auditors may identify "material weaknesses" in our financial reporting. This could undermine investor confidence, make it harder to raise capital, and increase the risk of litigation or regulatory scrutiny. In addition, if our financial statements must be restated due to errors, our credibility could be significantly harmed. While we are committed to improving our internal controls as we grow (for example, by hiring additional finance staff and implementing more robust systems), at this stage our control environment carries a higher risk of error or misuse than is typical of more established companies.

Failure to develop our internal controls over financial reporting as we grow could have an adverse impact on our company.
As we grow and expand our oil and gas operations, we will need to continue to develop and improve our internal control systems and procedures to manage our business effectively. We are required to establish and maintain appropriate internal controls over financial reporting. Failure to establish adequate controls, or any failure of those controls once established, could negatively affect the accuracy of our public disclosures regarding our business, financial condition, or results of

operations. In addition, management's assessment of internal controls over financial reporting may identify weaknesses or deficiencies that require remediation and could raise concerns for investors. Any actual or perceived weaknesses in our internal controls, or disclosure of management's assessment of such weaknesses, or of our independent auditor's attestation to, or report on, management's assessment, may adversely affect investor confidence and the trading price of our shares.

We will operate in a competitive and rapidly changing industry, which makes it difficult to evaluate our business and prospects.
The oil and gas market through which we intend to derive substantially all of our revenue is a rapidly evolving industry. The growth of this market is subject to a high degree of uncertainty. Our future operating results will depend on numerous factors affecting the industry, many of which are beyond our control, including: (i) changes in consumer demographics and public tastes and preferences; (ii) regulatory agencies, national and local governments, and municipalities restricting our ability to operate our services in various jurisdictions at the level at which we desire to operate, or at all; and (iii) general economic conditions. Our ability to plan for development will be significantly affected by our ability to anticipate and adapt to relatively rapid changes in the tastes and preferences of potential customers. In addition, we may be restricted from operating our business in certain jurisdictions due to public health and safety measures implemented in response to future pandemics or unforeseen disasters, including war. Additionally, from time to time, we may re-evaluate the markets in which we operate and the performance of our current business model, and we may, in the future, discontinue operations in certain markets as a result of such evaluations. Any of the foregoing risks and challenges could adversely affect our business, financial condition, and results of operations.

We may expand our business in the future and enter new lines of business or geographic markets, which may result in additional risks, uncertainties, and costs.
We may grow our business by offering additional services, by entering new lines of business, and by entering into or expanding our presence in new geographic markets. Introducing new services could increase our operational costs and the complexities involved in managing such services, including with respect to ensuring compliance with applicable regulatory requirements. To the extent we enter new lines of business, we will face numerous risks and uncertainties, including risks associated with the possibility that we have insufficient expertise to engage in such activities profitably or without incurring inappropriate amounts of risk, the required investment of capital and other resources and the loss of investors due to the perception that we are no longer focusing on our core business. In addition, we may, from time to time, explore opportunities to grow our business via acquisitions, partnerships, investments, or other strategic transactions. There can be no assurance that we will identify, negotiate, or complete such transactions, that any completed transactions will produce favorable financial results, or that we will be able to successfully integrate an acquired business with ours. Entry into certain lines of business or geographic markets or introduction of new types of services may subject us to new laws and regulations with which we are not familiar or from which we are currently exempt and may lead to increased litigation and regulatory risk. In addition, certain aspects of our cost structure, such as costs for compensation, communication and information technology services, and depreciation and amortization, will be largely fixed, and we may not be able to timely adjust these costs to match fluctuations in revenue-related to growing our business or entering new lines of business. If a new business generates insufficient revenue or if we are unable to efficiently manage our expanded operations, our business, financial condition, and results of operations could be materially and adversely affected.

We may not be able to keep pace with technological advances.
The energy industry in general, and the oil and gas industry in particular, continue to undergo significant changes, primarily due to technological developments. Because of the rapid growth of technology, shifting consumer tastes, and the popularity and availability of other forms of energy, it is impossible to predict the overall effect these factors could have on potential revenue from and profitability of oil and gas exploration and development. Additionally, technological advances in fuel economy and energy generation devices could reduce demand for natural gas and oil. It is impossible to predict the overall effect these factors could have on our ability to compete effectively in a changing market, and if we are not able to keep pace with technological advances, then our revenues, profitability, and results from operations may be materially adversely affected.

The nature of our business involves significant risks and uncertainties that may not be covered by insurance or indemnity.
Certain of our activities are inherently dangerous and could result in loss of life or property damage. Certain products may raise questions with respect to issues of environmental harm or injury, trespass, conversion, and similar concepts, which may raise complex legal issues. Indemnification to cover potential claims or liabilities resulting from a failure may be available in certain circumstances but not in others. The insurance we maintain may not be adequate to protect against all our risks and uncertainties. Claims resulting from an accident, failure, environmental damage, or liability arising from our activities in excess of any indemnity or insurance coverage (or for which indemnity or insurance is not available or was not obtained) could harm our financial condition, cash flows, and operating results. Any accident, failure, environmental damage, or liability, even if fully covered or insured, could negatively affect our reputation among our customers and the public and make it more difficult for us to operate.

Our strategy may not be successful.
We intend to expand our operations and base, in large part, by acquiring additional leases. Our operations are subject to all the risks inherent in the growth of a new business. The timing and related expenses of expansion may cause our revenues, if any, to fluctuate. The likelihood of our success must be considered in the light of the problems, expenses, difficulties,

complications, and delays frequently encountered in connection with the growth of a business and the reliance on our ability to establish ongoing relationships with operators, mineral rights owners, and surface owners, and satisfy legal and regulatory requirements, as we encounter uncertainty about implementation of our strategies and capabilities, unfamiliarity with our operating methods, and competition. We may not be successful in our proposed business activities.

We may be negatively impacted by the seasonality of our business.
Winter weather conditions and lease stipulations can limit or temporarily halt restart, rework, and re-completion activities and producing activities for oil and gas operations. These constraints and the resulting shortages or high costs could delay or temporarily halt the operations and materially increase our operating and capital costs. Such seasonal anomalies can also pose challenges for meeting objectives and may increase competition for equipment, supplies and personnel during the spring and summer months, which could lead to shortages and increase costs or delay or temporarily halt our operations.

If we fail to properly manage our anticipated growth, our business could suffer.
The planned growth of our commercial operations may place a significant strain on our management and on our operational and financial resources and systems. To manage growth effectively, we will need to maintain a system of management controls, and attract and retain qualified personnel, as well as develop, train, and manage management-level and other employees. Failure to manage our growth effectively could cause us to over-invest or under-invest in infrastructure and result in losses or weaknesses in our infrastructure, which could have a material adverse effect on our business, results of operations, financial condition, and cash flow. Any failure by us to manage our growth effectively could have a negative effect on our ability to achieve our development and commercialization goals and strategies. As such, we have been and will continue to acquire and develop prospective leases in Texas specifically. Furthermore, we have also been evaluating locations throughout the United States via our proprietary software technology. The company has engaged in talks regarding potential strategic partnerships with other companies (field services, operators, suppliers, transportation, etc.). However, these partnerships and leases may fail to generate profit or never materialize at all and should in no way be indicative of our prospects.

We may occasionally encounter potential conflicts of interest, and failing to identify and address such conflicts of interest could adversely affect our business.
We face the possibility of actual, potential, or perceived conflicts of interest in the ordinary course of our business operations. Conflicts of interest may exist between us and our clients, our directors and officers, and our non-executive employees. As we expand the scope of our business, it is critical for us to be able to timely address potential conflicts of interest, including situations where two or more interests within our businesses naturally exist but are in competition or conflict. However, appropriately identifying and managing actual, potential, or perceived conflicts of interest is complex and difficult, and our reputation and our clients' confidence in us could be damaged if we fail, or appear to fail, to deal appropriately with one or more actual, potential, or perceived conflicts of interest. It is possible that actual, potential, or perceived conflicts of interest could also give rise to client dissatisfaction, litigation, or regulatory enforcement actions. Regulatory scrutiny of, or litigation in connection with, conflicts of interest could have a material adverse effect on our reputation, which could materially and adversely affect our business in several ways, including a reluctance of some potential clients and counterparties to do business with us. Any of the foregoing could materially and adversely affect our reputation, business, financial condition, and results of operations.

Our reputation, or the reputation of our industry as a whole, may be harmed.
The reputation of our brand is critical to our business and competitiveness. If we fail or are perceived to have failed, to deal with issues that may give rise to reputational risk, our business and prospects may be harmed. Such issues may include mishandling client complaints, potential conflicts of interest, privacy breaches, client data leaks, improper sales practices, as well as failures to identify legal, credit, liquidity, and market risks inherent in our business. Failure to appropriately address these issues could reduce clients' confidence in us or increase client attrition rate, which may adversely affect our reputation and business. In addition, any malicious or negative allegation made by the media or other parties about the foregoing or other aspects of us, including our management, business, compliance with the law, financial condition, or prospects, whether with merit or not, could severely compromise our reputation and harm our business and operating results. Negative publicity about the gas and oil industry in general may also have a negative impact on our reputation, regardless of whether we have engaged in any inappropriate activities. Moreover, negative publicity about our partners, service providers, or other counterparties, such as negative publicity about their client complaints and any failure by them to adequately protect the information of our investors and borrowers, to comply with applicable laws and regulations, or to otherwise meet required quality and service standards could harm our reputation. If any of the foregoing takes place, our business and results of operations could be materially and adversely affected.

Our Company and our officers may be subject to litigation, arbitration, or other legal proceedings risk.
Our Company and our officers may be subject to arbitration claims and lawsuits in the ordinary course of our business. As of the date of this memorandum, our Company or our officers are not a party to, and are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or operations. Actions brought against us may result in settlements, awards, injunctions, fines, penalties, and other results adverse to us. Predicting the outcome of such matters is inherently difficult, particularly where claims are brought on behalf of various classes of claimants or by many claimants when claimants seek substantial or unspecified damages, or when investigations or legal proceedings are at an early stage. A substantial judgment, settlement, fine, or penalty could be material to our operating results or cash flows for a particular period, depending on our results for that

period, or could cause us significant reputational harm, which could harm our business prospects. In market downturns, the volume of legal claims and amount of damages sought in litigation and regulatory proceedings against securities brokerage companies have historically increased. The amounts involved in the trades we execute, together with rapid price movements in our currency pairs, can result in potentially large damage claims in any litigation resulting from such trades. Dissatisfied clients may make claims against us regarding the quality of trade execution, improperly settled trades, mismanagement, or even fraud, and these claims may increase as our business expands. In addition, even if we prevail in any litigation or enforcement proceedings against us, we could incur significant legal expenses defending against the claims, even those without merit. Moreover, because even claims without merit can damage our reputation or raise concerns among our clients, we may feel compelled to settle claims at significant cost. The initiation of any claim, proceeding, or investigation against us, or an adverse resolution of any such matter, could have a material adverse effect on our reputation, business, financial condition, and results of operations and cash flows.

Failure of third-party systems upon which we rely could adversely affect our business operation.
Due to the rapid pace of technological changes in the online securities brokerage industry, as described above, parts of our business rely on technologies developed or licensed by third parties. Any interruption in the third parties' services or deterioration in the third parties' performance or quality could adversely affect our business operations. Moreover, we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms or at all, which could materially impact our business and the results of operations.

We are heavily reliant on key personnel.
Our ability to identify, acquire, and optimize oil and gas assets depends heavily on the skills and experience of Josh Zuker, our founder and chief executive officer, and other members of our key management team and technical specialists. The loss of any of these individuals, particularly to competitors, could have a material adverse effect on our business. The oil and gas industry is highly competitive for talent, and we may need to attract both domestic and international personnel with the technical and operational expertise required to advance our projects. The cost of hiring, training, and retaining such personnel may increase due to competition for skilled workers, particularly in energy hubs such as Texas. Given our relatively early stage and limited resources, our failure to retain or attract a sufficient number of qualified employees could materially and adversely affect our operations, results, and financial condition. In addition, we do not currently maintain "key person" insurance on any of our executives, directors, or other employees.

If we become involved in litigation, our operations and prospects may be adversely affected.
Although we are not currently involved in any material litigation, in the ordinary course of business we may become party to lawsuits, arbitration, or regulatory proceedings in U.S. or international jurisdictions. Such proceedings may relate to, among other things, exploration and production activities, environmental, health and safety compliance, employment matters, royalty or tax obligations, land use or lease disputes, securities disclosure requirements, or labor disruptions at our operated sites. Regulatory and governmental agencies may also initiate investigations regarding our compliance with applicable laws, and we could incur significant expenses defending such actions, be subject to fines or penalties, or suffer reputational harm. If we are unable to resolve disputes favorably, our ability to execute our business strategy could be impaired. Litigation may also be costly, time-consuming, and divert the attention of management and key personnel from our operations. An unfavorable outcome in any material proceeding could have a significant adverse effect on our cash flows, results of operations, and financial condition.

General market uncertainty could adversely impact our business.
Market opportunity estimates in the oil and gas sector are subject to significant uncertainty and rely on assumptions and projections, including our internal analysis and industry experience. Assessing the potential for acquiring, developing, and optimizing oil and gas assets is difficult because of limited visibility into asset performance, fluctuating commodity prices, and regulatory or geopolitical developments. Even if the broader energy markets perform in line with or exceed expectations, we may not be able to achieve corresponding growth in production, revenues, or market share. Our ability to expand and serve a meaningful portion of our target markets will depend on successful execution of our business strategy, which is subject to numerous risks and uncertainties, including those described elsewhere in this disclosure.

Volatility in oil and gas prices, evolving energy demand, and the emergence of substitute energy technologies may impair the commercial viability of our projects.
Our business will be dependent on global markets for crude oil and gas. Although demand for hydrocarbons remains substantial, it is uncertain how long such demand will persist given ongoing energy transition efforts, regulatory changes, and technological advances in alternative energy sources. Prices for oil and gas are historically volatile and subject to significant fluctuations driven by global supply and demand imbalances, economic conditions, interest rates, currency movements, geopolitical conflicts, OPEC and non-OPEC production policies, and speculative activity. The discovery or development of new reserves by competitors may increase supply, placing downward pressure on prices. In addition, subsidies or policy incentives favoring renewable energy or alternative fuels may reduce demand for hydrocarbons and erode the commercial viability of our projects. Even where oil or gas reserves are successfully developed, there is no guarantee that prevailing prices will support profitable operations. Substitution risks, such as increased adoption of electric vehicles, battery storage technologies, or renewable energy, may further reduce demand for oil and gas. These factors could materially and adversely affect our ability to achieve adequate returns on investment, secure customers, or sustain our business, financial condition, and share value.

Exploration and development of oil and gas assets is inherently risky.
Exploring for and developing oil and gas assets involves significant risks and uncertainties. Few exploration projects advance to successful production, and factors that cannot be predicted or foreseen may render a project uneconomic or impractical to proceed. Oil and gas exploration and development are subject to hazards and operational risks, including drilling failures, blowouts, fires, pipeline ruptures, reservoir performance issues, cost overruns, and environmental incidents, any of which could result in work stoppages, property damage, personal injury, or regulatory liability. Even if exploration activities identify hydrocarbons, there is uncertainty in estimating the size, recoverability, and commercial viability of reserves. Reserve and resource estimates depend on numerous assumptions, including commodity prices, drilling and completion costs, recovery factors, and operating expenses, and actual results may differ materially from such estimates. Until hydrocarbons are produced, transported, and sold, volumes and recovery rates must be considered estimates only. Changes in commodity prices, geological conditions, or technical assumptions may materially impact the economic feasibility of our properties. Moreover, there is no assurance that results achieved in preliminary seismic surveys, pilot wells, or small-scale tests can be replicated in full-scale field development under actual operating conditions.

We may be subject to risks related to acquisitions and integration of those acquisitions, which may not be successful.
As part of our growth strategy, we expect to evaluate and pursue opportunities to acquire additional oil and gas assets and businesses. These acquisitions may be significant in size, require substantial attention from our management team, alter the scale of our operations, and expose us to new geographic, operational, financial, regulatory, and political risks. Our success in acquisition activities depends on our ability to identify suitable targets, negotiate acceptable terms, complete transactions, and integrate acquired operations effectively into our existing business. Acquisitions involve numerous risks, including difficulties in integrating systems, processes, personnel, and field operations; unanticipated liabilities or regulatory obligations; and challenges in achieving expected synergies, production levels, or cost savings. There is no assurance that we will successfully overcome these risks, that we will be able to integrate acquired assets effectively, or that acquisitions will not have a material adverse effect on our business, financial condition, or operating results.

Our business and operations are affected by global financial conditions.
Global financial conditions continue to be characterized by volatility, inflationary pressures, rising interest rates, and shifting capital flows, all of which can affect access to financing for early-stage energy companies. These conditions may limit our ability to raise equity or debt financing on favorable terms, or at all. If adverse financial conditions persist, our ability to fund acquisitions, drilling, and development activities could be constrained, which may materially and negatively impact our operations and growth prospects.

Our reported results of operations may be adversely affected by changes in GAAP.
Generally Accepted Accounting Principles are subject to interpretation by the Financial Accounting Standards Board, the SEC, and other regulatory and interpretive bodies. A change in accounting principles, standards, or interpretations could have a significant effect on how we report our financial results and may require changes to previously completed transactions. Because it is difficult to predict the nature, timing, or impact of future accounting changes, such developments could negatively affect our reported results of operations and our financial statements.

Our employees, consultants and third-party providers could engage in misconduct that materially adversely affects us.
Our employees, consultants and third-party providers could engage in misconduct that materially and adversely affects us. Misconduct by these parties could include intentional failures to comply with the applicable laws and regulations in the United States and abroad, report financial information or data accurately or disclose unauthorized activities to us. These laws and regulations may restrict or prohibit a wide range of pricing, discounting and other business arrangements. Such misconduct could result in legal or regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter misconduct by these parties, and any other precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses, or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could result in the imposition of significant civil, criminal and administrative penalties, which could have a significant impact on our business. Whether or not we are successful in defending against such actions or investigations, if any of our employees, consultants or third-party providers were to engage in or be accused of misconduct, we could be exposed to legal liability, incur substantial costs, our business and reputation could be materially adversely affected, and we could fail to retain key employees.

We are subject to liquidity risk.
Liquidity risk arises when our financial obligations exceed our available financial resources at any point in time. Our objective in managing liquidity risk is to maintain sufficient cash reserves and access to credit to meet our requirements as they arise. Because we currently generate minimal revenue and do not expect to produce meaningful cash flow in the near term, we will rely heavily on debt and equity financing to fund acquisitions, drilling, and development activities. The total cost and timing of our acquisitions and projects are not fully foreseeable, and it is uncertain when we will require external financing. There is no guarantee that such financing will be available on commercially reasonable terms, or at all. If we are unable to secure adequate external financing when needed, we may be forced to delay or scale back development plans, abandon acquisitions, or otherwise limit our operations, which could have a material and adverse effect on our business, financial condition, and prospects.

We may become subject to claims by third parties asserting misappropriation of intellectual property or ownership of technology we regard as proprietary.
Our ability to identify, evaluate, and optimize oil and gas assets depends in part on proprietary technologies and internally developed processes, including the use of data analytics and AI-enabled screening tools. Third parties may allege that we or our employees have misappropriated their intellectual property, confidential information, or trade secrets, or they may claim ownership of technology that we regard as proprietary. We could become party to adversarial proceedings, including litigation or arbitration, or be subject to claims before intellectual property offices in the United States or abroad. If we are found to infringe or misappropriate third-party intellectual property, we may be required to obtain licenses on commercially unreasonable terms, or we may be unable to obtain licenses at all. In some cases, we could be required by court order or settlement to cease using certain technologies or processes, which could materially disrupt our business. In addition, adverse outcomes in such proceedings could result in liability for monetary damages, reputational harm, and loss of competitive advantage. Any of these outcomes could materially and adversely affect our business, results of operations, and financial condition.

If we are unable to attract and retain qualified management, we will be unable to operate efficiently, which could reduce our profitability.
Our business is managed by a small number of key executive and operational officers. We may be unable to hire and retain the sufficient skilled labor force necessary to operate efficiently and to support our growth strategy. Our labor expenses may increase as a result of a shortage in the supply of skilled personnel. Labor shortages, increased labor costs, or the loss of key personnel could reduce our profitability and negatively impact our business. Future growth could also impose significant additional responsibilities on members of our senior management, including the need to recruit and integrate new senior-level managers and executives. To the extent that we are unable to manage our growth effectively or are unable to attract and retain additional qualified management, we may not be able to expand our operations or successfully execute our business plan.

Labor shortages and/or our ability to attract and retain skilled workers may impair growth potential and profitability.
Our industry is labor-intensive, and many businesses experience a high rate of employee turnover. At times of low unemployment rates in the United States, it is typically more difficult for us to find qualified personnel at low cost in some geographic areas where we operate. Our ability to remain productive and profitable will depend substantially on our ability to attract and retain skilled workers, create leadership opportunities, and successfully implement diversity, equity, and inclusion initiatives. Further, our relationships with some customers could suffer if we are unable to retain the employees with whom those customers primarily work and have established relationships. Our ability to expand our operations is in part impacted by our ability to increase our labor force. The demand for employees is high, and the supply is limited. A significant increase in the wages paid and benefits offered by competing employers could also result in a reduction in our labor force, increases in our labor costs, or both. Prolonged labor shortages, increased turnover, or labor inflation could diminish our profitability and impair our growth potential, which could have a material adverse effect on our reputation, business, financial condition, results of operations, or cash flows.

Information technology system failures, network disruptions, or cybersecurity breaches could adversely affect our business.
We use and rely significantly on sophisticated information technology systems, networks, and infrastructure in conducting our day-to-day operations, providing services to certain customers, and protecting sensitive Company information. In addition, we also rely on third-party software and information technology for certain of our critical accounting, project management and financial information systems. We also collect and retain information about our customers, shareholders, vendors, and employees, with the expectation by such third parties being that we will adequately protect such information. Information technology system failures, including suppliers' or vendors' system failures, could disrupt our operations by causing transaction errors, processing inefficiencies, the loss of customers, other business disruptions, or the loss of employees or other third-party personal information. We have in the past experienced system interruptions and delays and expect that such interruptions and delays may occur in the future, given the increasing diversity and sophistication of cybersecurity threats. In addition, our systems, networks, and infrastructure could be damaged or interrupted by natural disasters, power loss, telecommunications failures, intentional or inadvertent user misuse or error, failures of information technology solutions, computer viruses, malicious code, ransomware attacks, and acts of terrorism. We may also be subject to physical or electronic security breaches, including breaches by computer hackers or cyber-terrorists or unauthorized access to or disclosure of our or our customers' data. These events could impact our customers, employees, and reputation and lead to financial losses from remediation actions, loss of business or access to our business data, potential liability, or an increase in expenses, all of which may have a material adverse effect on our business. Similar risks could affect our customers and vendors, indirectly affecting us. While we have security, internal control, and technology measures in place to protect our systems and networks, these measures could fail as a result of a cyber-attack, other third-party actions, employee error, malfeasance, or other security failure. Because the techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. As a result, we may be required to expend significant resources to protect against the threat of system disruptions and security breaches or to alleviate problems caused by these disruptions and breaches. Any of these events could damage our reputation and have a material adverse effect on our business, results of operations, financial condition, and cash flows. In addition, current and future laws and regulations governing data privacy and the unauthorized disclosure of confidential information may pose complex compliance challenges and result in additional costs. Failure to comply with such laws and regulations could result in

penalties or fines, legal liabilities, or reputational harm. The continuing and evolving threat of cyber-attacks has also resulted in increased regulatory focus on risk management and prevention. New cyber-related regulations or other requirements could require significant additional resources and cause us to incur significant costs, which could have an adverse effect on our results of operations and cash flows. We regularly evaluate the need to upgrade or replace our systems and network infrastructure to protect our information technology environment, stay current on vendor-supported products, and improve the efficiency and scope of our systems and information technology capabilities. The implementation of new systems and information technology could adversely impact our operations by requiring substantial capital expenditures, diverting management's attention, or causing delays or difficulties in transitioning to new systems. In addition, our systems implementations may not result in productivity improvements at the levels anticipated. Systems implementation disruption and any other information technology disruption, if not anticipated and appropriately mitigated, could have an adverse effect on our business.

Actual and potential claims, lawsuits, and proceedings could ultimately reduce our profitability and liquidity and weaken our financial condition.
We may be named as a defendant in legal proceedings claiming damages from us in connection with the operation of our business. These actions and proceedings may involve claims for, among other things, compensation for alleged personal injury, workers' compensation, employment discrimination, breach of contract, or property damage. Due to the inherent uncertainties of litigation, we cannot accurately predict the ultimate outcome of any such actions or proceedings. We also may be, from time to time, a plaintiff in legal proceedings against customers or third parties. When appropriate, we establish provisions against possible exposures, and we adjust these provisions from time to time according to ongoing exposure. If our assumptions and estimates related to these exposures prove to be inadequate or inaccurate, we could experience a reduction in our profitability and liquidity and a weakening of our financial condition. In addition, claims, lawsuits, and proceedings may harm our reputation or divert management resources away from operating our business.

We may not be able to adequately protect our intellectual property, which could harm the value of our brand and adversely affect our business.
Our ability to implement our business plan successfully depends in part on our ability to further build brand recognition using our trademarks, service marks, and other proprietary intellectual property, including our name and logos. While it is our policy to protect and defend vigorously our rights to our intellectual property, we cannot predict whether steps taken by us to protect our intellectual property rights will be adequate to prevent infringement or misappropriation of these rights. Although we believe that we have sufficient rights to all of our trademarks, service marks, and other intellectual property rights, we may face claims of infringement that could interfere with our business or our ability to market and promote our brands. Any such litigation may be costly, divert resources from our business and divert the attention of management. Moreover, if we are unable to successfully defend against such claims, we may be prevented from using our trademarks, service marks, or other intellectual property rights in the future and may be liable for damages, which in turn could materially adversely affect our business, financial position or results of operations. Although we make a significant effort to avoid infringing any known proprietary rights of third parties, the steps we take to prevent misappropriation, infringement, or other violations of the intellectual property of others may not be successful, and from time to time, we may receive notice that a third party believes that our use of certain trademarks, service marks, and other proprietary intellectual property may be infringing certain trademarks or other proprietary rights of such third party. Responding to and defending such claims, regardless of their merit, can be costly and time-consuming, can divert management's attention and other resources, and we may not prevail. Depending on the resolution of such claims, we may be barred from using a specific mark or other rights, may be required to enter into licensing arrangements from the third party claiming infringement (which may not be available on commercially reasonable terms or at all), or may become liable for significant damages. If any of the foregoing occurs, our ability to compete could be affected, or our business, financial position, and results of operations may be adversely affected.

Geopolitical and macroeconomic instability could adversely affect our operations, asset valuations, and strategic objectives.
Our business could be materially and adversely affected by deteriorating global or regional economic conditions, political instability, or armed conflict. The ongoing conflict between Ukraine and Russia, recent escalations in the Middle East, heightened trade tensions between the United States and its trading partners, and other disruptions beyond our control have contributed to increased market volatility, inflationary pressures, and uncertainty regarding the availability and cost of capital. These conditions could negatively impact the energy sector, limit liquidity, suppress commodity prices, or increase the costs of regulatory compliance, any of which could reduce the attractiveness, value, or operability of oil and gas assets we seek to acquire or currently manage and operate.

Trade policy shifts, including new tariffs and cross-border restrictions, may disrupt our supply chains and increase our costs.
Recent and proposed changes to U.S. trade policy, including the imposition of tariffs on imported goods, evolving customs enforcement practices, and retaliatory measures by foreign governments, could impair our ability to acquire, develop, or monetize oil and gas assets, particularly those involving equipment, services, or components sourced from international suppliers. Although our acquisition strategy prioritizes assets within the United States, many components used in drilling, rehabilitation, and monitoring activities originate abroad or are subject to global pricing trends. If trade restrictions increase our input costs, we may be unable to pass those costs to buyers or joint-venture partners, which could compress margins, impair asset valuations, and delay our planned divestitures or development timelines.

Changes in the U.S. political environment could negatively impact our business.
There is significant ongoing uncertainty with respect to potential legislation, regulation, and government policy at the federal, state, and local levels in the United States. Such uncertainty and any material changes in such legislation, regulation, and government policy could significantly impact our business as well as the markets in which we compete. Specific legislative and regulatory proposals that might materially impact us include but are not limited to changes in liability rules for data privacy regulations, import and export regulations, income tax regulations and the U.S. federal tax code and public company reporting requirements, immigration policies and enforcement, healthcare law, minimum wage laws, climate and energy policies, foreign trade and relations with foreign governments, and pandemic response. To the extent changes in the political environment have a negative impact on us or on our customers, our markets, our business, results of operation and financial condition could be materially and adversely impacted in the future.

We may not be successful in producing oil or natural gas from some of our wells.
Acquiring oil and gas assets requires us to assess reservoir and infrastructure characteristics, including recoverable reserves, development and operating costs, and potential environmental and other liabilities. Such assessments are inexact and inherently uncertain and include properties with which we do not have a long operational history. In connection with the assessments, we intend to perform a review of the subject properties, but such a review will not reveal all existing or potential problems. In the course of our due diligence, we may not inspect every well or pipeline. We cannot necessarily observe structural and environmental problems, such as pipe corrosion, when an inspection is made. We may not be able to obtain contractual indemnities from the seller for liabilities created prior to our purchase of a property. We may be required to assume the risk of the physical condition of properties in addition to the risk that they may not perform in accordance with our expectations. If properties we acquire do not produce as projected or have liabilities we were unable to identify, we could experience a decline in our reserves and production, which could adversely affect our business, financial condition, and results of operations.

Oil and natural gas price volatility and regional price differentials could materially and adversely affect our business.
Our revenues, cash flows, and asset values depend on crude oil and gas prices, which we do not control and which have historically been highly volatile. Prices fluctuate in response to global supply and demand, geopolitical events, and domestic infrastructure constraints, and swings from below $20 per barrel in 2020 to over $100 in 2022 illustrate the severity of this volatility. A project that is profitable at one price level may quickly become uneconomic if prices decline, and because we lack hedges or a diversified production base, we are fully exposed to spot prices. In addition, our focus on the Permian Basin and the Bakken subjects us to regional price differentials caused by transportation bottlenecks, which have at times forced producers to sell at steep discounts or even accept negative prices. Sustained price declines or unfavorable differentials could require us to curtail production, reduce our reserves, impair asset values, and constrain our liquidity, any of which could materially and adversely affect our financial condition, results of operations, and ability to continue as a going concern.

We do not currently have any price hedges or other derivatives in place.
We do not currently have any price hedges or other derivatives in place regarding commodity prices and do not intend to engage in such activities in the near future. As a result, fluctuations in commodity prices could adversely affect our financial condition and operating results.

Our future use of hedging and derivatives to manage commodity price risk may expose us to liquidity pressures, losses, and other risks.
We may enter into hedging arrangements, such as futures, swaps, or options, to reduce the impact of commodity price volatility. While hedging can provide more predictable cash flows, it also introduces significant risks. If prices move against our hedge positions, we may be required to post cash margin with counterparties on short notice, potentially straining our liquidity or exceeding available resources. Our hedging strategy may also prove ineffective if actual production volumes differ from forecasted levels, exposing us to additional losses or forcing us to purchase hydrocarbons at unfavorable prices. Hedging transactions can generate substantial mark-to-market gains and losses that increase the volatility of our reported earnings, particularly because we are unlikely to use hedge accounting. In addition, hedging requires credit support and counterparties may demand collateral or volume commitments that limit our flexibility. We are also exposed to counterparty risk, as hedge counterparties could default on their obligations. Moreover, changes in derivatives regulation could increase the costs of hedging or subject us to additional margin requirements. Because we lack the balance sheet resources of larger producers, these risks are magnified. Margin calls, hedge settlements, or counterparty failures could divert capital away from operations, impair our ability to service debt, and in extreme cases, threaten our financial stability.

Constraints in pipeline, processing, and storage capacity could force us to curtail production, flare gas, or accept steep price discounts.
We rely on third-party midstream infrastructure to transport, process, and store our oil and gas, and any limitation in that capacity could materially harm our operations. In the Permian Basin and Bakken, bottlenecks in gathering systems, pipelines, processing plants, or storage facilities have at times prevented producers from moving volumes to market or forced them to sell at significant discounts. Natural gas in particular is vulnerable: when takeaway capacity is constrained, operators may have no choice but to flare gas or shut in associated oil wells, and regulatory scrutiny of flaring practices is increasing. Similarly, if crude oil pipelines are full or offline, we may be forced to truck barrels at high cost, sell at distressed prices, or curtail production altogether. Midstream operators generally have no obligation to compensate us during outages, yet our obligations—such as royalties, operating costs, and potentially firm transportation commitments—continue.

Storage limitations further compound the risk, as we have only limited on-lease capacity. In periods of dislocation, such as when local storage fills or pipelines prorate volumes, our realized prices may fall well below benchmark levels, or we may be unable to sell our production at all. These risks could significantly reduce our revenues, delay or defer cash flows, and impair the profitability of otherwise successful wells.

Our reserve and resource estimates are inherently uncertain, and actual production, revenues, and valuations may differ materially from these estimates.
Estimating oil and gas reserves involves significant judgment and is subject to inherent limitations, particularly for a company like ours with limited operating history and assets that include older wells requiring rehabilitation. Reserve estimates depend on geological data, engineering assumptions, historical production, and price and cost forecasts, all of which may prove inaccurate. Wells we expect to restore or recomplete may deliver lower output, steeper decline rates, or shorter productive lives than projected, resulting in actual recoveries that fall substantially below estimates. Even reserves classified as proved are not guarantees, as changes in commodity prices, operating costs, or regulatory requirements can cause reserves to be reclassified as uneconomic. Overestimating reserves can lead to overpaying for acquisitions, misallocating capital, or overstating asset values, which in turn may result in impairments, reduced borrowing capacity, and diminished investor confidence. Because we also employ AI-based tools to evaluate assets, there is additional model risk if forecasts prove overly optimistic. Any material downward revision of reserves would directly reduce our revenues, cash flows, and financial condition, and could materially and adversely affect our ability to raise capital or service obligations.

Operational failures during well rehabilitation and workovers could result in lost wells, environmental incidents, and significant unplanned costs.
A core part of our strategy involves rehabilitating older wells through workovers, recompletions, and other interventions, which carry many of the same risks as new drilling and additional risks due to aging infrastructure. When re-entering old wells, we may encounter stuck tools, collapsed or corroded casing, inadequate cement, or unexpected pressures, any of which could render a well unproductive or require costly remediation. In some cases, we may be forced to sidetrack or abandon a well entirely. Workover operations also carry well-control risks, including kicks, blowouts, or surface spills, that could cause safety hazards, environmental damage, and cleanup liability. Even short of catastrophic failures, recompletions may not deliver expected production, artificial lift equipment may fail under debris-laden flow, and cumulative cost overruns can erode the economics of our program. A single failed workover can result in hundreds of thousands of dollars in sunk costs without generating production, while multiple failures could derail our operating plan, reduce cash flow, and strain our limited capital resources. Repeated incidents could also harm our reputation with regulators, mineral owners, and investors.

Reliance on our AI-driven asset screening tools exposes us to data and model risks that could lead to poor investment or operational decisions.
We use proprietary AI-enabled tools to identify and evaluate assets, and the accuracy of these models depends heavily on the quality of the underlying data and assumptions. If input data are incomplete, biased, or not representative of the types of wells we target, the model's outputs may be systematically flawed. This could cause us to overestimate production potential, underestimate costs, or mis-rank acquisition opportunities, leading us to pursue uneconomic projects or overlook better alternatives. Overreliance on automated analysis also risks missing qualitative factors, such as infrastructure, regulatory, or operational constraints, that may materially affect asset performance. In addition, proprietary models may contain coding errors, design flaws, or biases that are not readily apparent until after we have committed capital. Misaligned forecasts could result in lower-than-expected production, reserve downgrades, or impaired asset values. We also face risks from data usage and security, including potential breaches, misuse of third-party data, or loss of proprietary algorithms. Because our competitive strategy relies heavily on this technology, any material failure of our AI-driven evaluation process could adversely affect our investment decisions, financial results, and overall business strategy.

Well control incidents such as blowouts, fires, or gas releases could cause serious injury, environmental damage, and substantial financial losses.
Our operations involve penetrating high-pressure reservoirs, and a loss of well control during drilling, workovers, or production could result in uncontrolled releases of hydrocarbons. Such events can lead to blowouts, explosions, or releases of toxic gases like hydrogen sulfide, creating severe safety hazards and environmental damage. Equipment failures, inadequate barriers, or unexpected pressure conditions—risks that are heightened when re-entering older wells—could trigger such incidents. The consequences of a well control failure can be catastrophic, including worker injuries or fatalities, property damage, costly well-control services, environmental remediation, regulatory penalties, and third-party claims. Even smaller incidents, such as localized fires or surface spills, can cause unplanned downtime, cleanup expenses, and loss of production. Insurance may provide partial coverage, but often excludes environmental liabilities and cannot offset reputational harm or lost future production. For a company of our size, a major well control event could consume substantial capital, disrupt operations, and materially and adversely affect our financial condition and prospects.

Handling and disposing of produced water and other fluids pose environmental and seismic risks that could increase costs and disrupt our operations.
Our operations generate significant volumes of produced water, which must be handled, transported, and disposed of, typically through injection into Class II disposal wells. Spills or leaks from tanks, pipelines, or trucks could contaminate soil and groundwater, creating environmental liabilities and regulatory enforcement risk. Disposal options also have physical and regulatory limits: wells have finite capacity, commercial facilities may raise prices or restrict volumes during high

demand, and regulators may curtail injection if pressure or migration issues arise. In addition, large-scale water disposal has been linked to induced seismicity. Regulators in Texas and other states have restricted injection volumes or suspended permits in seismic response areas, and further constraints could reduce our access to cost-effective disposal. If disposal capacity becomes insufficient, we may have to truck water long distances, recycle at higher cost, or curtail production entirely. We could also face lawsuits or community opposition if our operations are associated with seismic events. Because water handling is a material component of our operating costs, any reduction in disposal availability or increase in cost could materially and adversely affect our results of operations, financial condition, and development plans.

Accidental spills or releases of oil, chemicals, or produced water could result in significant environmental liability and costs.
Our operations involve handling hydrocarbons, produced water, and chemicals used in well workovers and stimulation. Spills or leaks can occur from storage tanks, pipelines, trucks, valves, or human error, and may contaminate soil, groundwater, or surface water. Produced water is particularly damaging due to its high salinity and potential presence of hydrocarbons, heavy metals, or naturally occurring radioactive material. Even relatively small releases can trigger costly cleanup obligations, regulatory fines, and civil liability. We are subject to extensive federal, state, and local environmental laws governing spills, including the Texas Railroad Commission's Rule 91, the Clean Water Act, and the Oil Pollution Act, which impose strict liability for cleanup costs, damages, and civil penalties. A spill reaching water resources can result in fines of thousands of dollars per barrel in addition to remediation costs. Landowners may also bring claims for property damage, loss of use, or personal injury, and regulators could halt operations until remediation is complete. Insurance coverage for such events is limited and often excludes fines and penalties. For a company of our size, the costs of remediating even a moderate spill could be material to our financial condition. In addition to direct costs, spills could damage our reputation, hinder our ability to secure permits, and increase scrutiny from regulators, communities, and investors concerned about environmental stewardship.

We are responsible for asset retirement obligations, and underestimating or failing to fund them could materially impact our financial condition.
We are legally required to plug and abandon wells and decommission associated facilities at the end of their productive life. This obligation includes setting cement plugs, removing equipment, restoring the surface, and remediating any contamination, pursuant to state laws and Railroad Commission rules. Because many of the wells we target are older and closer to the end of their life, our portfolio may carry a relatively high retirement liability per well compared to companies developing new wells. Plugging costs vary widely but can exceed $100,000 per well, particularly if complications arise. We are also responsible for decommissioning saltwater disposal wells, tank batteries, and pipelines. While we are required to post bonds with the state, those amounts are well below the actual cost of retirement and do not cap our liability. Recent legislative changes in Texas have shortened the time inactive wells may remain unplugged, accelerating potential retirement timelines. If we fail to properly plan for or fund these asset retirement obligations, or AROs, we could face enforcement actions, including orders to plug wells, severance of our production, or loss of our ability to operate in the state. Acquisitions may also expose us to plugging liabilities for wells that cannot be returned to production. Any underestimation of AROs will require us to increase our liabilities and could reduce funds available for investment or growth. For a company of our size, even a modest number of required well plug-ins could represent a material cash outflow. If commodity prices decline and wells become uneconomic sooner than expected, we may be forced to accelerate plugging, creating significant financial strain. In extreme cases, failure to meet our ARO obligations could threaten our ability to continue as an operator.

Severe weather events and climate extremes could disrupt operations, damage assets, and increase our costs.
Our operations are vulnerable to extreme weather, including winter freezes, heat waves, flooding, high winds, and wildfires. In February 2021, Winter Storm Uri caused widespread production shut-ins across Texas, with state natural gas output dropping by almost 45% due to frozen wellheads, iced valves, and power outages. Similar events could materially disrupt our production. Unless wells and facilities are adequately winterized, prolonged subfreezing temperatures can halt operations, damage equipment, and delay recovery. Power curtailments during extreme weather also pose a risk, as electricity for oilfield operations may be deprioritized unless facilities are designated as critical infrastructure under Texas's SB3 framework. Heat and drought can likewise impair production by straining engines and compressors, forcing worker slowdowns, and heightening wildfire risk. Flooding can render sites inaccessible, rupture tanks or pipelines, and spread contamination. Even if our operations are unaffected directly, hurricanes and other events may disrupt supply chains, takeaway infrastructure, or refineries, indirectly curtailing our ability to sell production. Weatherization requirements are also increasing. Texas regulators now mandate that certain "critical" facilities attest to preparedness for extreme conditions and face potential inspections and penalties for non-compliance. Meeting these requirements may require additional investment in insulation, backup power, and other hardening measures. The financial impact of severe weather can include lost production revenue, higher operating costs for repairs or emergency response, potential contract disputes if we declare force majeure, and reputational or regulatory consequences if an event causes spills or other safety incidents. For a company of our scale, even a one- to two-week disruption could materially reduce quarterly results.

Worker safety risks, including contractor incidents, could result in shutdowns, liability, and reputational damage.
Oil and gas field operations involve significant hazards—heavy equipment, high pressures, toxic gases, driving in remote areas—and carry higher fatality rates than many industries. We must comply with OSHA's workplace safety standards and the General Duty Clause, as well as state-specific rules such as Texas Railroad Commission Rule 36 on hydrogen sulfide (H_2S) contingency planning. Failure to maintain compliance, or accidents despite compliance, could result in serious

injuries or fatalities, leading to regulatory investigations, fines, and lawsuits. Many field activities are performed by contractors (rigs, trucking, workovers). While we require contractors to follow safety standards, we may still be considered responsible as the operator if incidents occur on our sites. A serious contractor accident could trigger OSHA citations, civil litigation, and insurance claims, and may force us to halt operations until corrective actions are taken. Beyond direct costs, safety lapses harm workforce morale, raise insurance premiums, and could impair our ability to attract labor, investors, or community support. For a company of our size, a single major accident, such as a fatality during a workover, could materially affect our financial position through multi-million-dollar liability, lost productivity, and reputational harm.

Cybersecurity risks, including attacks on our information and operational technology systems, could disrupt operations, compromise data, and result in financial and safety impacts.
We rely on both corporate information technology systems and operational technology systems to monitor and control wells, equipment, and field operations. A breach of these systems, whether through ransomware, hacking, or other cyberattacks, could disrupt production, impede our ability to conduct business, or cause unauthorized release of hydrocarbons or wastewater. Malicious actors could also steal proprietary data, such as our Pytheas.AI algorithms, geological interpretations, or investor records, resulting in competitive harm and potential liability under privacy or securities laws. Energy infrastructure is a known target, as highlighted by the Colonial Pipeline ransomware attack in 2021. Smaller operators like us may be seen as more vulnerable due to limited cybersecurity resources, and we may lack dedicated staff to defend against sophisticated threats. A successful attack could force us to shut in wells, delay payments to vendors or employees, pay ransom or remediation costs, and divert management attention. Insurance may not fully cover cyber events, especially those attributed to "acts of war" or involving regulatory penalties. A material cyber incident disabling our operational technology system could halt production for days or weeks, erode investor and partner confidence, and cause significant unplanned expense. Because our operations and growth strategy increasingly rely on digital systems and data, cybersecurity failures present both operational and financial risks that could materially and adversely affect us.

Defects in title, contested ownership, or lease expirations could cause us to lose acreage or reduce the value of our properties.
Our rights to produce oil and gas depend on valid leasehold and mineral interests. Title to older fields is often complex, involving decades-old deeds, probate proceedings, reservations, and prior conveyances. We may discover title defects after acquisition, including partial ownership, missing interests, or unrecorded burdens, which could reduce our net revenue or require costly curative work. In some cases, defects may not be correctable or may result in litigation. Oil and gas leases also carry term and performance obligations. If production ceases beyond the permitted temporary cessation period, or if continuous development or operations clauses are not satisfied, leases may expire in whole or in part. For example, "Pugh clauses" can cause undrilled portions of a lease to terminate, while continuous development provisions may require drilling new wells on a set schedule. Failure to meet these obligations could cause us to forfeit undeveloped acreage. Pooling, unitization, and depth limitations present additional risks. A third party could claim rights to formations we assumed were included, or argue that production from a unit well does not hold their tract. In such cases, we could lose development opportunities or reserves previously attributed to us. The consequences of title or leasehold issues include reduced reserves, loss of drilling locations, payment of back royalties or damages, and costly curative measures. While acquisition agreements sometimes provide limited remedies for title defects, these typically expire after closing or depend on the seller's financial condition. Ultimately, we bear the risk that some of our assets are worth less, or even worthless, due to title or lease issues.

Disputes over surface use, access, and easements could delay or impair our operations and increase costs.
Although we lease or own subsurface mineral rights, our ability to explore and produce oil and gas depends on access to and use of the surface. In many cases, the surface estate is owned by parties other than the mineral owner, creating potential for conflict. While mineral rights are generally dominant in Texas, surface owners may contest the location of wells, roads, or facilities and invoke the "Accommodation Doctrine," which requires us to reasonably accommodate existing surface uses. Disputes over surface use can result in litigation, delays, and added expense. We also rely on easements and rights-of-way for pipelines, roads, and utilities. If we cannot obtain necessary easements on favorable terms, or if existing easements are successfully challenged, we may be forced to reroute or suspend operations. Additionally, surface owners may claim we caused damage beyond what is reasonably necessary for mineral development, seek compensation for loss of use, or allege environmental harm. In some states, such as North Dakota, statutes mandate surface damage payments, while in Texas disputes are often resolved through negotiation or litigation. Access challenges can also arise if a landowner obstructs entry, requiring us to seek injunctive relief, or if regulatory or environmental concerns raised by surface owners prompt additional scrutiny. These conflicts can result in project delays, higher construction costs (such as rerouting pipelines or fencing), or legal settlements. In extreme cases, the inability to secure necessary surface use could render a mineral asset undevelopable. The consequences of surface disputes include unplanned costs, schedule delays, operational inefficiencies, and strained community relations. Even if we prevail legally, litigation and conflict with surface owners can damage our reputation and impair our ability to lease or operate efficiently in affected areas.

We could face litigation from royalty owners alleging underpayment or improper deductions, which could result in significant liability and reputational harm.
Our oil and gas leases obligate us to pay royalties, typically ranging from one-eighth to one-fourth of production value, to mineral owners. Disputes frequently arise in the industry regarding the calculation and payment of royalties, including allegations of: (i) improper deduction of post-production costs, (ii) use of affiliate transactions or below-market prices, (iii) failure to pay on certain volumes such as flared gas or condensate, and (iv) late or incomplete payments. Texas law requires

royalty payments within 120 days of first production and thereafter on a monthly basis, with statutory interest penalties for late payments. Other jurisdictions impose similar requirements, and certain leases prohibit deductions or impose additional obligations. Royalty owners may also assert claims based on implied covenants to market production, failure to diligently develop, or misapplication of "market value" versus "proceeds" lease language. In some states, operators must pay royalties even on flared gas beyond specified periods. These disputes may be brought individually or, in some cases, as class actions encompassing large groups of royalty owners. The costs of defending such litigation, together with potential liability for back royalties, interest, attorney fees, or punitive damages, could be substantial. Even inadvertent accounting errors or inherited liabilities from acquired properties can trigger claims. Royalty audits by lessors or third parties are increasingly common, and findings of underpayment, even if unintentional, can lead to payment demands, litigation, and reputational damage. Negative publicity around royalty practices can also harm our ability to secure new leases or maintain cooperative relationships with lessors. Because royalty interests are numerous and widely held, any systemic error in our royalty payment process could result in widespread claims, class actions, or regulatory scrutiny. An adverse outcome could materially affect our cash flows and financial condition.

Existing burdens such as overriding royalties and net profit interests reduce our share of production revenues and may impair asset profitability.
In addition to landowner royalties, many of the properties we acquire are subject to other burdens on production, including overriding royalty interests, or ORRIs, and net profits interests, or NPIs. These interests, often created by prior owners, directly reduce our net revenue interest in production. For example, a lease burdened by a 25% royalty and a 5% ORRI yields us only a 70% net revenue interest. High burdens compress margins and increase sensitivity to commodity price volatility and operating costs. A property that appears economic at higher oil prices may become marginal or unprofitable if prices fall, because ORRIs and similar interests must be paid regardless of profitability. NPIs, while dependent on "net proceeds," can similarly reduce upside potential and often result in disputes over cost allocations. Burdens also add administrative and legal risks. If an ORRI or other interest is overlooked in due diligence, we could face claims for back payments with interest, litigation, or title disputes. NPI and ORRI holders frequently audit operators, and disagreements over calculation methods may result in costly disputes. Multiple burdens also complicate acquisitions, divestitures, and reserve valuation, as the effective revenue attributable to us may be less than expected. State severance taxes and similar levies further reduce net revenues. In the aggregate, these burdens can significantly erode cash flow and asset value, particularly for older or high-cost wells. If we fail to fully account for such burdens when acquiring or developing properties, our expected returns could be materially overstated, and certain assets may ultimately prove uneconomic.

Joint Operating Agreements expose us to partner defaults, dilution, and operational conflicts that could reduce our revenues or increase costs.
We do not always own 100% of the working interest in our properties. When co-owned, operations are governed by Joint Operating Agreements, referred to as JOAs, which allocate costs, revenues, and control among the operator and non-operators. While JOAs allow us to share capital and risks, they also expose us to counterparty and governance risks. If we serve as operator, we must initially pay costs for drilling or operations and then recover from partners through joint interest billings. A partner's failure to fund its share (due to financial distress, bankruptcy, or refusal) may require us to cover the shortfall to maintain operations. Although JOAs provide remedies, such as recouping costs from the defaulting party's share of production or imposing penalties, these remedies may take years to recover and may not fully compensate us. A large partner default could materially strain our liquidity. If we are a non-operator, we rely on the operator to propose budgets and manage operations. We must either fund our share or elect non-consent, in which case we forfeit revenues from our interest until the operator and other consenting parties recover a multiple of costs (often 300%–500%). Non-consent elections can materially dilute our economic interest in successful wells. Conversely, as a minority non-operator we cannot force drilling or other operations if the operator or majority partners oppose them, which may delay development of our acreage. Disputes under JOAs are also common. Non-operators may audit operators for alleged overcharges, or operators may face claims for mismanagement or charging excessive overhead. As a non-operator, we may disagree with the operator's pace or scope of development but have limited recourse short of costly litigation or attempting operator removal, which typically requires a supermajority vote. Ultimately, JOAs may require us to advance unexpected capital, risk dilution of our interests, or engage in costly disputes. Partner defaults, disagreements, or delays can materially impair the value of jointly owned assets, even if the underlying geology is favorable.

Midstream and marketing contracts could impose financial penalties or restrict our ability to sell production.
After production, our oil and gas must be transported and sold through agreements with purchasers, pipeline gatherers, processors, or marketers. These contracts often contain provisions that can create financial burdens or constrain our operations: ● Minimum volume commitments and take-or-pay obligations. If we commit to deliver a minimum daily volume and actual production is lower, we must still pay fees on the shortfall. This could result in significant cash outflows without corresponding revenue. ● Firm transportation and dedication clauses. If we reserve pipeline space or dedicate production to a particular midstream provider, we may be unable to market elsewhere, even if better terms exist. If production is less than capacity, we must still pay; if production exceeds capacity, we may be forced to sell locally at steep discounts. ● Quality and specification requirements. Oil and gas contracts often require meeting strict gravity, sulfur, BTU, or contaminant standards. If our production is off-spec, we may face price deductions, blending costs, or outright refusal of delivery. ● Force majeure and outages. Pipeline or processing plant shutdowns may relieve counterparties of their obligation to take volumes, forcing us to curtail or shut in wells while fixed costs continue. ● Price differentials and market access. We may realize lower net prices if our contracts expose us to widening basis differentials (e.g., Permian gas vs.

Henry Hub, Midland oil vs. Cushing). Contract expirations may also expose us to worse terms if takeaway is constrained. ● Balancing, penalties, and renewals. Gas sales contracts often impose imbalance charges for inaccurate forecasts, and unfavorable renewal terms could apply if market conditions change. ● Counterparty risk. If purchasers, marketers, or midstream providers fail to perform or become insolvent, our sales may be disrupted and receivables unrecoverable. These provisions can reduce or eliminate margins on otherwise economic wells, result in payments for unused capacity, or force us to shut in production entirely.

Shortages or delays in drilling rigs, frac crews, equipment, and key supplies could delay our operations and increase costs. Our business depends on the availability of drilling rigs, completion crews, specialized equipment, and critical inputs such as steel tubulars, wellheads, sand, chemicals, and fuel. If these resources are scarce or delayed, our development schedule could be materially impacted. Industry activity levels often swing rapidly with commodity prices, leading to shortages in trained personnel, rigs, and frac fleets during upcycles. Service cost inflation has been significant in such periods, and we may have limited leverage as a smaller operator to secure crews or favorable rates. Even when contracts are in place, delays in rig release, crew turnover, or scheduling conflicts can push projects back by weeks or months, deferring production and cash flow. Materials also face global supply chain and logistics risks. Steel casing and tubing are subject to tariffs, mill lead times, and demand cycles; shortages can halt drilling if the right sizes are not available. Sand supply and trucking capacity have also been constrained in major basins. Rising diesel or power costs can further increase drilling and completion costs. Vendor concentration adds risk, as larger operators may receive priority from top service providers. Unexpected disruptions, such as a supplier bankruptcy, equipment breakdowns without available replacements, or grid power delays in remote areas, could further strain operations. Cost overruns from inflation or rescheduling can erode well economics, while prolonged delays may jeopardize leasehold obligations or cause misalignment with midstream commitments.

Our insurance coverage may be limited, exclude certain risks, or become unavailable at reasonable cost, exposing us to potentially significant losses.
We maintain insurance customary for our industry, including general liability, control-of-well, property, and workers' compensation. However, our policies are subject to significant limitations. Coverage is capped at stated limits and subject to deductibles or self-insured retentions, and certain risks—such as gradual pollution, fines and penalties, or punitive damages—may be excluded altogether. For example, control-of-well policies often cover well control and cleanup but may impose low sub-limits on off-site pollution, leaving us exposed to remediation or third-party claims exceeding coverage. Insurance markets for energy companies can be volatile. Underwriters may withdraw from providing coverage, restrict available limits, or impose new exclusions (such as for cyber incidents or greenhouse gas liabilities). Premiums and retentions may increase materially, particularly following industry losses or if insurers reduce exposure to fossil fuel risks. If our insurers were to become insolvent, withdraw, or dispute a claim, we may be unable to collect policy proceeds in full. Insurance generally does not cover lost revenues from production downtime unless tied to physical damage under specific business interruption coverage, which may be costly or unavailable. Additionally, certain risks associated with our business, such as catastrophic well failures, significant environmental incidents, or securities litigation if we pursue public offerings, may not be fully insurable or may only be covered at prohibitive cost. As a result, we may be required to bear uninsured losses or costs in excess of policy limits, which could materially and adversely affect our financial condition, results of operations, and liquidity.

Changes in tax laws or the elimination of industry-specific tax benefits could materially increase our tax burden and reduce cash available for operations.
Our financial results are influenced by U.S. federal and state tax laws, which currently provide certain benefits to independent oil and gas producers. These include the ability to expense intangible drilling costs, or IDCs, immediately, rather than capitalizing and amortizing them, and the percentage depletion allowance, which permits a fixed percentage deduction from gross revenue on qualifying production. We also benefit from current corporate tax rates, the ability to deduct certain costs such as tertiary injectants, and, in some cases, favorable treatment of lease sales as capital gains. Proposals to eliminate or limit these provisions have been made repeatedly in recent years, including the repeal of IDC expensing and percentage depletion, as well as increases in the corporate tax rate. If enacted, such changes would accelerate our taxable income recognition, increase our effective tax rate, and reduce our available cash flow for reinvestment in drilling and development. Similarly, increases in state severance or production tax rates would reduce our net revenues on a dollar-for-dollar basis. Loss of these provisions could also reduce investor appetite for oil and gas drilling partnerships, which often rely on IDC pass-through deductions, indirectly restricting industry capital availability. More broadly, changes to corporate or investor-level tax treatment could reduce the economic attractiveness of our projects and the value of our reserves.

Trade policies, sanctions, or export restrictions could increase our costs or limit market access.
Our operations are affected by global trade policies and sanctions that can impact both our supply chain and our sales markets. Tariffs on imported steel and oilfield equipment, such as the Section 232 tariffs on steel, increase the cost of oil country tubular goods and other critical materials, directly raising drilling and completion costs. Trade disputes or restrictions on imports from key suppliers of equipment, chemicals, or components could cause shortages or price spikes. On the sales side, U.S. crude oil is currently freely exportable, but future restrictions or taxes on exports could force Permian and other U.S. producers to sell into an oversupplied domestic market, depressing realized prices relative to international benchmarks. Restrictions on natural gas exports could similarly pressure domestic prices. In addition, sanctions or export controls may restrict who we can do business with, requiring diligence in screening contractors, counterparties, or

investors. These risks can also arise indirectly: retaliatory trade measures or broader geopolitical disputes may raise input costs, reduce global energy demand, or create regional pricing dislocations. Because these factors are largely outside our control, they introduce volatility into both our cost structure and revenue outlook.

Mechanical failures during drilling or completion may delay production and increase costs.
Mechanical issues are an inherent risk in the drilling and completion stages of wells. Delays or failures in these processes can increase the time of production, leading to escalated costs. Our experienced engineering team's expertise in solving such mechanical issues is a critical component in mitigating this risk.

Shortages of oilfield equipment, services, supplies, and qualified field personnel could adversely affect our financial condition, results of operations, and cash flows.
Periodically, there are shortages of drilling rigs, hydraulic fracturing stimulation equipment and crews, and other oilfield equipment as demand for that equipment has increased along with the number of wells being drilled. The demand for qualified and experienced field personnel to drill wells, conduct hydraulic fracturing stimulations, and conduct field operations can fluctuate significantly, often in correlation with natural gas and oil prices, causing periodic shortages. These factors have caused significant increases in costs for equipment, services, and personnel. Higher oil, natural gas, and NGL prices generally stimulate demand and result in increased prices for drilling rigs and crews, hydraulic fracturing stimulation equipment and crews, and associated supplies, equipment, services, and raw materials. Similarly, lower oil and gas prices generally result in a decline in service costs due to reduced demand for drilling and completion services. Decreased levels of drilling activity in the oil and gas industry in recent periods have led to declining costs of some oilfield equipment, services, and supplies. However, if the current oil and gas market changes and commodity prices continue to recover, we may face shortages of field personnel, drilling rigs, hydraulic fracturing stimulation equipment and crews, or other equipment or supplies, which could delay or adversely affect our exploration and development operations and have a material adverse effect on our business, financial condition, results of operations or cash flows, or restrict operations.

Oil and natural gas prices fluctuate widely, and lower prices for an extended period of time are likely to have a material adverse impact on our business.
Our revenues, profitability, cash flows, and future growth, as well as liquidity and ability to access additional sources of capital, depend substantially on prevailing prices for oil and gas and the relative mix of these commodities in our reserves and production. Sustained lower prices will reduce the amount of oil and gas that we can economically produce and may result in impairments of our proved and probable reserves or reduction of our proved and probable undeveloped reserves. Oil and natural gas prices also affect the amount of cash flow we could utilize for capital expenditures and our ability to borrow and raise additional capital. The supply of and demand for oil and gas impact the prices we realize on the sale of these commodities and, in turn, materially affect our financial results. Our revenues, operating results, cash available for distribution and the carrying value of our oil and gas depend significantly upon the prevailing prices for oil and gas. Oil and natural gas prices have historically been, and will likely continue to be, volatile. The prices for oil and gas are subject to wide fluctuation in response to a number of factors beyond our control, including: ● the domestic and foreign supply of, and demand for, oil and gas; ● domestic and worldwide economic and political conditions; ● the level and effect of trading in commodity futures markets, including commodity price speculators and others; ● military, economic, and political conditions in oil and gas-producing regions, including unilateral supply actions taken by oil- and natural gas-producing countries such as Russia; ● the actions taken by OPEC and other foreign oil and gas producing nations, including the ability of members of OPEC to agree to and maintain production controls; ● the impact of the U.S. dollar exchange rates on oil and gas prices; ● the price and availability of, and demand for, alternative fuels; ● weather conditions and climate change; ● worldwide conservation measures, including governmental initiatives to move toward renewable electric generation and the electrification of the transportation industry; ● carbon reduction measures for all segments of the oil and gas industries, including production; ● technological advances affecting energy consumption and production; ● changes in the price of oilfield services and technologies; ● the price and level of foreign imports; ● expansion of U.S. exports of oil, natural gas (including liquefied natural gas), and/or gas liquids; ● the availability, proximity, and capacity of transportation, processing, storage, and refining facilities; ● the impacts and effects of public health crises and pandemics; ● the costs of exploring, developing, producing, transporting (including costs relating to pipeline safety), and marketing oil; and natural gas; and ● the nature and extent of domestic and foreign governmental regulations and taxation, including environmental regulations Sustained material declines in oil or natural gas prices may have the following effects on our business: ● limit our access to sources of capital, such as equity and long-term debt; ● cause us to delay or postpone capital projects; ● cause us to lose certain leases because we fail to meet obligations of the leases prior to expiration; ● reduce reserve estimates and the amount of products we can economically produce; ● downgrade or other negative rating action with respect to our credit rating; ● reduce revenues, income, and cash flows available for capital expenditures, repayment of indebtedness, and other corporate purposes; and ● reduce the carrying value of our assets in our balance sheet through ceiling test impairments.

Actual quantities of oil and gas reserves and future cash flows from those reserves may vary from our estimates.
It is not possible to accurately measure underground accumulations of oil and gas. Estimating quantities of oil and gas reserves is complex and inexact. The process relies on interpretations of geologic, geophysical, engineering, and production data. The extent, quality, and reliability of these data can vary. The process also requires a number of economic assumptions, such as oil and gas prices, the relative mix of oil and gas that will be ultimately produced, drilling and operating expenses, capital expenditures, operating and development costs, future prices of these commodities, the effect

of government regulation, taxes and availability of funds. The accuracy of a reserve estimate is a function of: ● the quality and quantity of available data; ● the interpretation of that data; ● the accuracy of various mandated economic assumptions and our expected development plan; ● the judgment of the person preparing the estimate; ● future natural gas and oil prices; ● unexpected complications from offset well development; ● production rates; ● reservoir pressures, decline rates, drainage areas, and reservoir limits; ● interpretation of subsurface conditions, including geological and geophysical data; ● potential for water encroachment or mechanical failures; ● levels and timing of capital expenditures, lease operating expenses, production taxes, and income taxes, and availability of funds for such expenditures; and ● effects of government regulation. Actual quantities of oil and gas reserves, future oil and gas production and the relative mix of oil and gas that will be ultimately produced, oil and gas prices, revenues, taxes, capital expenditures, effects of regulations, funding availability and drilling and operating expenses will most likely vary from our estimates. In addition, the methodologies and evaluation techniques that we use, which include the use of multiple technologies, data sources and interpretation methods, may be different than those used by our competitors. Further, reserve estimates are subject to the evaluator's criteria and judgment and show important variability, particularly in the early stages of development. Any significant variance could be systematic and undetected for an extended period of time, which would materially affect the quantities and net present value of our reserves. In addition, we may adjust estimates of reserves to reflect production history, results of exploration and development activities, prevailing oil and gas prices, and other factors, many of which are beyond our control. Our reserves also may be susceptible to drainage by operators on adjacent properties. If any of these assumptions prove to be incorrect, our estimates of reserves, the classifications of reserves based on the risk of recovery, and our estimates of the future net cash flows from our reserves could change significantly. Over time, we may make material changes to reserve estimates to take into account changes in our assumptions and the results of actual development and production. In addition, actual production rates for future periods may vary significantly from the rates assumed in the calculation. Moreover, the 10% discount factor used when calculating discounted future net cash flows, in compliance with the FASB statement on oil and gas producing activities disclosures, may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with the Company, or the oil and gas industry in general. You should not assume that the present value of future net cash flows is the current market value of our proven and probable reserves. The reserve estimates made for fields that do not have a lengthy production history are less reliable than estimates for fields with lengthy records. A lack of production history may contribute to inaccuracy in our estimates of proved reserves, future production rates, and the timing of development expenditures. Further, our lack of knowledge of all individual well information known to the well operators such as incomplete well stimulation efforts, restricted production rates for various reasons and up-to-date well production data, etc. may cause differences in our reserve estimates.

Restarting, Reworking and Recompleting is a costly and high-risk activity.
The restarting, reworking, and re-completing of wells involves the risk that no commercially productive oil or natural gas reservoirs will be encountered. The seismic data and other technologies we use do not allow us to know conclusively if a well that oil and gas are present or may be produced economically. In addition, we are often uncertain of the future cost or timing of restarting, reworking, or re-completing and producing wells. Furthermore, our operations may be curtailed, delayed, or canceled because of a variety of factors, including: ● increases in the costs of, or shortages or delays in the availability of, drilling rigs, equipment, and materials; ● decreases in oil and gas prices; ● limited availability to us of financing on acceptable terms; ● adverse weather conditions and changes in weather patterns; ● unexpected operational events and drilling conditions; ● abnormal pressure or irregularities in geologic formations; ● surface access restrictions; ● the presence of underground sources of drinking water, previously unknown water or other extraction wells, or endangered or threatened species; ● embedded oilfield drilling and service tools; ● equipment failures or accidents; ● lack of necessary services or qualified personnel; ● availability and timely issuance of required governmental permits and licenses; ● loss of title and other title-related issues; ● availability, costs, and terms of contractual arrangements, such as leases, pipelines, and related facilities to gather, process, compress, transport, and market oil and gas; and ● compliance with, or changes in, environmental, tax, and other laws and regulations. Future restart, rework, and re-completion activities may not be successful, and if unsuccessful, this could adversely affect our future results of operations, cash flows, and financial condition.

The oil and gas business involves many operating risks that can cause substantial losses.
Our oil and gas acquisition and production strategy is subject to all of the operating risks associated with drilling for and producing oil and gas, including the risk of: ● fires and explosions; ● blow-outs and cratering; ● uncontrollable or unknown flows of oil, gas or well fluids; ● pipe or cement failures and casing collapses; ● pipeline or other facility ruptures and spills; ● equipment malfunctions or operator error; ● discharges of toxic gases; ● induced seismic events; ● environmental costs and liabilities due to our use, generation, handling, and disposal of materials, including wastes, hydrocarbons, and other chemicals; and ● environmental damages caused by previous owners of property we purchase and lease. Some of these risks or hazards could materially and adversely affect our results of operations and cash flows by reducing or shutting in production from wells, loss of equipment or otherwise negatively impacting the projected economic performance of our prospects. If any of these risks occur, we could incur substantial losses as a result of: ● injury or loss of life; ● severe damage or destruction of property, natural resources, and equipment; ● pollution and other environmental damage; ● investigatory and clean-up responsibilities; ● regulatory investigation and penalties or lawsuits; ● limitation on or suspension of our operations; and ● repairs and remediation costs to resume operations. Failure or loss of equipment, as the result of equipment malfunctions, cyber-attacks, or natural disasters, could result in property damage, personal injury, environmental pollution, and other damages for which we could be liable. Catastrophic occurrences giving rise to

litigation, such as a well blowout, explosion, or fire at a location where our equipment and services are used, may result in substantial claims for damages. Ineffective containment of a drilling well blowout or pipeline rupture could result in extensive environmental pollution and substantial remediation expenses, as well as governmental fines and penalties. If our production is interrupted significantly, our efforts at containment are ineffective, or litigation arises as the result of a catastrophic occurrence, our cash flows, and in turn, our results of operations could be materially and adversely affected.

We may face various risks associated with the long-term trend toward increased activism against oil and gas exploration and development activities.
Opposition toward oil and gas production has been growing globally. Companies in the oil and gas industry are often the target of activist efforts from both individuals and non-governmental organizations regarding safety, environmental compliance, and business practices. Anti-development activists are working to, among other things, reduce access to federal and state government lands and delay or cancel certain projects, such as the development of oil or gas shale plays. For example, environmental activists continue to advocate for increased regulations or bans on shale drilling and hydraulic fracturing in the United States, even in jurisdictions that are among the most stringent in their regulation of the industry. Future activist efforts could result in the following: ● delay or denial of drilling permits; ● shortening of lease terms or reduction in lease size; ● restrictions on installation or operation of production, gathering, or processing facilities; ● restrictions on the use of certain operating practices, such as hydraulic fracturing, or the disposal of related waste materials, such as hydraulic fracturing fluids and produced water; ● increased severance and/or other taxes; ● cyber-attacks; ● legal challenges or lawsuits; ● negative publicity about our business or the oil and gas industry in general; ● increased costs of doing business; ● reduction in demand for our products; and ● other adverse effects on our ability to develop our properties and expand production. We may need to incur significant costs associated with responding to these initiatives. Complying with any resulting additional legal or regulatory requirements that are substantial could have a material adverse effect on our business, financial condition, cash flows, and results of operations.

Volatility in oil and gas prices, evolving energy demand, and the emergence of substitute energy technologies may impair the commercial viability of our projects.
Our business will be dependent on global markets for crude oil and gas. Although demand for hydrocarbons remains substantial, it is uncertain how long such demand will persist given ongoing energy transition efforts, regulatory changes, and technological advances in alternative energy sources. Prices for oil and gas are historically volatile and subject to significant fluctuations driven by global supply and demand imbalances, economic conditions, interest rates, currency movements, geopolitical conflicts, OPEC and non-OPEC production policies, and speculative activity. The discovery or development of new reserves by competitors may increase supply, placing downward pressure on prices. In addition, subsidies or policy incentives favoring renewable energy or alternative fuels may reduce demand for hydrocarbons and erode the commercial viability of our projects. Even where oil or gas reserves are successfully developed, there is no guarantee that prevailing prices will support profitable operations. Substitution risks, such as increased adoption of electric vehicles, battery storage technologies, or renewable energy, may further reduce demand for oil and gas. These factors could materially and adversely affect our ability to achieve adequate returns on investment, secure customers, or sustain our business, financial condition, and share value.

Exploration and development of oil and gas assets is inherently risky.
Exploring for and developing oil and gas assets involves significant risks and uncertainties. Few exploration projects advance to successful production, and factors that cannot be predicted or foreseen may render a project uneconomic or impractical to proceed. Oil and gas exploration and development are subject to hazards and operational risks, including drilling failures, blowouts, fires, pipeline ruptures, reservoir performance issues, cost overruns, and environmental incidents, any of which could result in work stoppages, property damage, personal injury, or regulatory liability. Even if exploration activities identify hydrocarbons, there is uncertainty in estimating the size, recoverability, and commercial viability of reserves. Reserve and resource estimates depend on numerous assumptions, including commodity prices, drilling and completion costs, recovery factors, and operating expenses, and actual results may differ materially from such estimates. Until hydrocarbons are produced, transported, and sold, volumes and recovery rates must be considered estimates only. Changes in commodity prices, geological conditions, or technical assumptions may materially impact the economic feasibility of our properties. Moreover, there is no assurance that results achieved in preliminary seismic surveys, pilot wells, or small-scale tests can be replicated in full-scale field development under actual operating conditions.

Our business and operations are affected by the commodities markets.
Our revenue, financial results, and access to the capital required to finance exploration, development, and operations depend heavily on global prices for crude oil and gas. Prices for hydrocarbons are historically volatile and fluctuate in response to numerous factors beyond our control, including global and regional supply and demand imbalances, geopolitical conflicts, production decisions by OPEC and other major producers, inflation and interest rates, exchange rate fluctuations, speculative trading, technological advances that affect supply or demand, and government regulations relating to taxes, royalties, exports, and environmental protection. Adverse movements in oil and gas prices could reduce the profitability of our projects, limit the capital available for reinvestment, and negatively impact the trading price of our securities. Prolonged weakness in commodity prices may materially and adversely affect our operations, cash flows, and financial condition.

If we successfully implement a digital asset treasury strategy involving XRP, price volatility of XRP and adverse developments in the XRP ecosystem could materially affect our results and the value of the Shares, even though we

currently hold no digital assets and may not implement the strategy at scale.
We are an early-stage oil and gas company and we currently hold no digital assets. We are evaluating whether to implement a limited XRP treasury position funded with up to ten percent of offering proceeds, which is last in our stated order of funding priority and therefore may be reduced or eliminated if we raise less than the maximum. If implemented, XRP would be measured at fair value in our financial statements, with unrealized gains and losses recognized in earnings each reporting period. XRP has experienced significant price volatility and episodic liquidity, which means that even modest holdings could introduce meaningful volatility into our reported results. Adverse price movements in XRP could reduce the fair value of any XRP we hold and negatively affect net income and stockholders' equity in any given period. Market sentiment toward XRP and the broader digital-asset sector can change rapidly. News cycles, social-media dynamics, technology developments, and market-structure events can trigger sharp price moves irrespective of fundamentals. Even if we hold XRP only as a treasury asset and do not engage in active trading or yield-seeking strategies, investors may perceive our business prospects as correlated with conditions in XRP markets. This perception risk can affect the valuation of the Shares, including during periods when our core oil and gas operations are otherwise performing to plan. If a public market for the Shares ever develops and market participants view our Shares as a proxy for XRP exposure, unfavorable XRP market conditions could depress demand for the Shares or increase our cost of capital. Because our oil and gas strategy depends on reliable access to capital and disciplined deployment, protracted volatility in reported results tied to XRP could also complicate planning, budgeting, and execution of our core business initiatives.

If we successfully implement our digital asset treasury strategy plan involving XRP, regulatory uncertainty, including whether XRP could be deemed a "security," could increase compliance burdens, constrain our activities, or reduce access to market infrastructure that supports XRP.
The legal status of XRP under U.S. federal and state securities laws remains subject to ongoing regulatory and judicial development. While certain decisions have analyzed the application of securities-law tests to specific fact patterns, those outcomes do not resolve XRP's status across all uses, offers, or holders. We monitor legal developments and apply established tests and guidance to our evaluation of XRP's status. Based on our current assessment and intended use as a treasury asset, we believe XRP is not a security as we would hold it. However, the analysis is complex and fact-specific, and regulators or courts could reach a different conclusion now or in the future. A determination that XRP, in whole or in part and depending on the manner of acquisition or use, is a security could materially affect us even if we are not issuing XRP. Trading venues might suspend or delist XRP, intermediaries could restrict services, and additional regulatory regimes could apply to our activities or to those of our service providers. We could face new registration, licensing, disclosure, recordkeeping, or custody obligations, or be required to limit or cease certain activities. These developments could reduce liquidity for XRP, increase our compliance costs, delay or complicate treasury operations, and negatively affect the value of any XRP we hold. Perceived regulatory risk can produce effects similar to a definitive legal determination. Banking partners, custodians, trading venues, and other service providers may adopt risk-based restrictions on XRP that impair our ability to acquire, transfer, or use XRP as contemplated. Because we currently hold no digital assets and our strategy is contingent on available proceeds and evolving guidance, it is possible that we will elect to delay, modify, or forego the strategy in response to regulatory uncertainty.

If we successfully implement digital asset treasury strategy and are subsequently deemed an investment company under the Investment Company Act, restrictions would likely make it impractical to continue significant aspects of our business as contemplated; although we do not believe we meet the definition, evolving interpretations could increase this risk.
We are primarily an operator of oil and gas assets and do not hold ourselves out as being in the business of investing, reinvesting, or trading in securities. We do not currently hold digital assets, and any future XRP holdings would be limited in scale relative to our total assets and operations. Based on our current asset mix, intended use of any XRP as treasury assets, and planned allocation of offering proceeds, we do not believe we would be an investment company within the meaning of the Investment Company Act. However, the characterization of digital assets and related arrangements for Investment Company Act purposes presents novel questions, and interpretations may evolve. If assets we view as non-securities were later deemed to be securities for Investment Company Act purposes, or if future activities such as participation in certain yield or structured programs were viewed as investments in securities, the percentage of our assets treated as investment securities could increase. If we were deemed to be an investment company, we could face burdensome restrictions on our capital structure, governance, affiliated-party transactions, custody, valuation, and operations that are inconsistent with our oil and gas operating model. We might be compelled to dispose of assets or restructure under unfavorable market conditions, potentially realizing losses and constraining our ability to execute our core strategy. Even the need to avoid investment company status could limit our flexibility in treasury management or other corporate activities. Although a transient safe harbor may be available under certain conditions, there is no assurance it would apply when needed or that we could rely on it successfully. Any period of uncertainty regarding our status, or any enforcement action or private litigation alleging noncompliance, could be costly, disruptive, and damaging to our reputation, and could negatively affect the value of the Shares.

If we successfully implement a digital asset treasury strategy, we will likely be subject to enhanced AML and sanctions oversight and related scrutiny, which could increase costs, limit activities, or delay transactions.
Digital asset activities attract heightened attention from regulators and financial-crime authorities. If we implement an XRP treasury strategy, we intend to acquire XRP through counterparties that are subject to Bank Secrecy Act and anti-money laundering obligations and to adopt policies, procedures, and internal controls reasonably designed to promote compliance with applicable AML and sanctions requirements. We also intend to avoid self-custody. These measures reduce

but do not eliminate the risk that an XRP transaction could be associated with illicit activity or sanctioned persons. If XRP we acquire is later determined to be linked to illicit activity or sanctions violations, we could be subject to inquiries, license requirements, or enforcement actions, and our ability to move, convert, or use the affected XRP could be restricted or prohibited. Service providers may impose screening requirements, withdrawal delays, or enhanced documentation obligations that increase operational friction. To maintain access to banking, custody, and trading services, we may need to invest in additional compliance resources, analytics, and audits. These costs and constraints could arise even in the absence of any wrongdoing by us and could lead us to delay, modify, or reduce the scope of the strategy. Private-sector risk tolerance can change quickly. Payment networks, banks, and custodians may adjust their appetite for digital-asset exposure based on evolving supervisory expectations or internal policies, which can result in service interruptions or relationship terminations on short notice. Such actions could impair our ability to implement or manage an XRP treasury position and could increase our cost of doing business.

If we successfully implement a digital asset treasury strategy involving XRP, we will face risks related to the custody of XRP, including loss or destruction of private keys, cyberattacks, operational failures, and custodian insolvency, any of which could result in loss or unavailability of our XRP.
If we implement the strategy, we expect to hold XRP with reputable, regulated custodians and to utilize secure wallet infrastructure, including cold storage and multi-signature authorization, with private keys held by the custodian. We have not yet selected a custodian, and use of multiple custodians over time to diversify counterparty exposure may introduce correlated technology risks if providers rely on similar infrastructure, cloud services, or software stacks. Diligence has practical limits and may not reveal all operational deficiencies or legal vulnerabilities before losses occur. Insurance available through custodians or purchased directly by us may be unavailable, may include exclusions or low limits, or may be non-renewed. Even if coverage exists, recoveries may be disputed or may cover only a fraction of losses. In the event of a custodian insolvency, our ability to assert ownership of specific digital assets could be challenged, and we could be treated as a general unsecured creditor. Legal frameworks governing customer property rights in custodial digital assets and insolvency regimes are still developing and may yield outcomes that are delayed, partial, or unfavorable. Compromise of private keys, whether through cyberattacks, insider misconduct, supply-chain vulnerabilities, credential theft, or social engineering, could result in irreversible loss of XRP. The public nature of a corporate treasury strategy can increase the likelihood that we or our service providers will become targets for malicious actors. Even absent a direct loss, security incidents can cause service disruptions, withdrawal pauses, or prolonged transaction delays that impair our ability to rebalance, convert XRP to fiat, or meet obligations when due.

Due to the relatively unregulated nature and limited transparency of many digital asset trading venues, market integrity and operational risks could impair price discovery and liquidity for XRP, adversely affecting the value of any XRP we hold following the successful implementation of any digital asset treasury strategy involving XRP.
Access to liquidity and price discovery for XRP depends on the continued operation and reliability of digital asset trading venues and related market infrastructure. Many venues are relatively new and, in some jurisdictions, operate without comprehensive, uniform regulation or standardized disclosures regarding governance, risk controls, surveillance, or compliance. Episodes of fraud, security breaches, withdrawal pauses, or operational failures at one or more venues can trigger contagion effects across markets, reducing confidence and liquidity. Allegations or evidence of manipulative practices, including artificially inflated trading volumes, can undermine market integrity and distort perceptions of depth and liquidity for XRP. When trading venues adjust risk controls, restrict certain assets, or cease operations, market access can diminish abruptly, spreads can widen, and execution quality can deteriorate. These conditions may reduce the fair value of any XRP we hold, increase transaction costs, or impede our ability to convert XRP into fiat when needed. Reliance on third-party exchanges and intermediaries also exposes us to their compliance posture and operational resilience. Investigations, enforcement actions, or policy changes affecting key venues, custodians, or banking partners that support XRP can disrupt market functioning and our access to services, irrespective of the merits or outcomes of those matters. Such disruptions could negatively affect our results and, by extension, the value of the Shares.

The concentration of any future XRP holdings of our company would reduce diversification benefits and could amplify downside risk to our financial results relative to holding a broader mix of treasury assets.
If implemented, our digital asset treasury strategy would concentrate exposure in a single digital asset, XRP, rather than in a diversified basket of assets. Concentration increases sensitivity to asset-specific events, including adverse legal developments, technology issues, or market-structure disruptions unique to XRP. Price declines in XRP would have a more pronounced effect on our financial condition and results than would declines in a diversified portfolio of uncorrelated assets. Concentration can also exacerbate liquidity pressures during periods of stress. If adverse events reduce market depth or access for XRP at the same time we need to raise cash for operations or acquisitions in our core oil and gas business, we may be forced to accept unfavorable prices or delay transactions. These dynamics can increase volatility in our reported results and may reduce our flexibility to execute our growth strategy. Although our stated use of proceeds caps any XRP allocation at up to ten percent of offering proceeds and prioritizes other uses ahead of the strategy, concentration risk remains if the strategy is implemented. The scale of any impact would depend on the amount of XRP acquired, prevailing market conditions, and the timing of any needed conversions.

XRP is less liquid than cash and cash equivalents and may be unavailable, costly, or impractical to monetize during periods of market stress, which could adversely affect our liquidity and operations if we successfully implement an XRP Treasury Strategy.

XRP will not be classified as cash or cash equivalents under U.S. generally accepted accounting principles and cannot be assumed to function as a like-for-like source of liquidity. Digital asset markets have exhibited episodic liquidity, limited market depth relative to traditional markets, and heightened susceptibility to market disruptions. In stressed conditions, we may be unable to sell XRP in desired quantities or at acceptable prices, and settlement delays or withdrawal queues at service providers may arise. We intend to maintain a separate reserve of fiat cash sufficient to fund at least twelve months of projected operating expenses to minimize the need to sell XRP to meet near-term obligations. This policy mitigates but does not eliminate liquidity risk. Unexpected operating needs, acquisition opportunities in our oil and gas strategy, or changes in market access at trading venues or custodians could still require conversion of XRP into fiat on short notice under unfavorable conditions. Unlike cash deposits protected by federal deposit insurance or securities that may benefit from customer protection regimes at regulated broker-dealers, XRP held at custodians or transacted through execution partners does not enjoy comparable statutory protections. If we cannot sell XRP, cannot obtain timely withdrawals, or cannot access secured financing against XRP when needed, we may be required to curtail operations, delay investments, or seek alternative, potentially more costly sources of liquidity. These outcomes could adversely affect our business and financial condition and, by extension, the value of the Shares.

Our operations are subject to extensive regulation, and changes in laws, enforcement priorities, or compliance failures could increase costs, restrict our activities, or expose us to penalties.
We must comply with a wide range of federal, state, and local laws governing exploration, production, environmental protection, safety, and reporting. State agencies such as the Texas Railroad Commission and the North Dakota Industrial Commission regulate drilling permits, spacing and unitization, well construction, flaring and venting, and production reporting. Environmental statutes, including the Clean Air Act, Clean Water Act, Safe Drinking Water Act, and Resource Conservation and Recovery Act, impose requirements on air emissions, water discharges, waste handling, and injection wells. Additional federal laws such as the Endangered Species Act, Migratory Bird Treaty Act, and National Historic Preservation Act may restrict surface use where protected species or cultural resources are present. Local governments may also impose ordinances on setbacks, noise, road use, or truck traffic. Regulatory requirements may change at any time. Potential developments include stricter air emission standards (such as new methane rules), restrictions on flaring or produced water disposal, higher bonding obligations for well plugging and abandonment, reclassification of oil and gas waste as hazardous, or new severance or production taxes. Federal or state moratoria, permitting delays, or more stringent review processes could restrict drilling or water disposal. Enforcement priorities may also shift, resulting in more frequent inspections, stricter interpretations of existing rules, or citizen suits seeking to compel compliance. Noncompliance, whether through operational error, reporting lapses, or differing interpretations of requirements, can result in significant consequences, including fines, suspension orders, permit revocations, production curtailment, or liability for remediation costs. State regulators can issue severance orders prohibiting the sale of production for violations, while federal agencies may impose civil penalties of tens of thousands of dollars per day for certain infractions. Even inadvertent failures, such as missing filing deadlines or exceeding permit conditions, may result in costly enforcement actions. Because regulatory frameworks evolve and vary across jurisdictions, and because political or policy shifts can alter enforcement intensity, our compliance obligations may increase over time and may require unanticipated capital outlays, changes to operations, or curtailment of activity.

Evolving climate change policies, investor pressures, and potential climate-related litigation could increase our costs, restrict our access to capital, or adversely affect demand for our products.
Our industry faces increasing scrutiny from policymakers, regulators, investors, and the public regarding greenhouse gas emissions and climate change. Governments at the federal, state, and local levels have proposed or enacted measures to limit or price carbon emissions, restrict flaring or methane emissions, and impose stricter environmental standards. For example, the Inflation Reduction Act establishes a methane emissions fee beginning in 2024, and additional carbon taxes or cap-and-trade regimes have been proposed. Future legislation or regulation could impose direct costs on our operations or reduce demand for oil and gas. Access to financing and insurance may also become more constrained as financial institutions, institutional investors, and insurers adopt environmental, social, and governance policies limiting exposure to fossil fuel producers. Such pressures may reduce the availability of capital to our sector, increase the cost of debt or equity financing, or limit the insurance coverage available to us. Investors may also require us to commit to emissions reduction or climate transition targets as a condition of investment. We could also face litigation risk related to climate change. A growing number of lawsuits have been filed by states, municipalities, and private parties against energy companies seeking damages allegedly arising from climate change or alleging misleading public statements. While these actions to date have targeted larger integrated oil and gas companies, future litigation could expand to include smaller producers. Defending such claims, even if unsuccessful, could result in significant legal costs. Climate-related considerations may also affect permitting, project approvals, and public opposition to oil and gas development, as well as longer-term demand for hydrocarbons if governments pursue aggressive transition policies, such as widespread electrification of transport or bans on internal combustion engines. Additionally, the SEC has proposed enhanced climate disclosure requirements that, if adopted, may increase our compliance costs and expose us to liability if disclosures are deemed inadequate or misleading. Taken together, climate change-related regulatory, financial, and litigation developments may increase our costs of compliance and capital, limit our growth opportunities, reduce demand for our products, and negatively affect the value of our business.

We are subject to complex laws and regulatory actions that can affect the cost, manner, feasibility, or timing of doing business.

Existing and potential regulatory actions could increase our costs and reduce our liquidity, delay our operations, or otherwise alter the way we conduct our business. Exploration and development and the production and sale of oil and gas are subject to extensive federal, state, provincial, tribal, local, and international regulation. We may be required to make large expenditures to comply with environmental, natural resource protection, and other governmental regulations, including the following: ● restrictions for the protection of wildlife that regulate the time, place, and manner in which we conduct operations; ● the amounts, types, and manner of substances and materials that may be released into the environment; ● response to unexpected releases into the environment; ● reports and permits concerning exploration, drilling, production, and other operations; ● the placement and spacing of wells; ● cement and casing strength; ● unitization and pooling of properties; ● calculating royalties on oil and gas produced under federal and state leases; and ● taxation. Under these laws, we could be liable for personal injuries, property damage, oil spills, discharge of hazardous materials into the environment, remediation and clean-up costs, natural resource risk mitigation, damages, and other environmental or habitat damages. We also could be required to install and operate expensive pollution controls, engage in environmental risk management, incur increased waste disposal costs, or limit or even cease activities on lands located within wilderness, wetlands or other environmentally or politically sensitive areas. In addition, failure to comply with applicable laws also may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties as well as the imposition of corrective action orders. Any such liabilities, penalties, suspensions, terminations, or regulatory changes could have a material adverse effect on our business, financial condition, results of operations, or cash flows. The matters described above and other potential legislative proposals, along with any applicable legislation introduced and passed in Congress or new rules or regulations promulgated by the state or US federal government, could increase our costs, reduce our liquidity, delay our operations, or otherwise alter the way we conduct our business, negatively impacting our financial condition, results of operations and cash flows. Although it is not possible at this time to predict whether proposed legislation or regulations will be adopted as initially written, if at all, or how legislation or new regulation that may be adopted would impact our business, any such future laws and regulations could result in increased compliance costs or additional operating restrictions. Additional costs or operating restrictions associated with legislation or regulations could have a material adverse effect on our results of operations and cash flows, in addition to the demand for the oil and gas that we produce.

Climate change laws and regulations restricting emissions of "greenhouse gases" could result in increased operating costs and reduced demand for the oil and gas that we produce, while potential physical effects of climate change could disrupt our production and cause us to incur significant costs in preparing for or responding to those effects.
In response to findings that emissions of carbon dioxide, methane, and other greenhouse gases (GHGs) present an endangerment to public health and the environment, the EPA has adopted regulations under existing provisions of the federal Clean Air Act that, among other things, address GHG emissions for certain sources, including pipelines. Although it is not possible at this time to predict how legislation or new regulations that may be adopted to address GHG emissions would impact our business, any such future laws and regulations imposing reporting obligations on, or limiting emissions of GHGs from, our equipment and operations could require us to incur costs to reduce emissions of GHGs associated with our operations. Severe limitations on GHG emissions could also adversely affect demand for the oil and gas we produce and lower the value of our reserves, which in turn could have a material adverse effect on our business, financial condition, results of operations, or cash flows. Moreover, incentives to conserve energy or use alternative energy sources as a means of addressing climate change could reduce demand for natural gas, oil, and NGL. Finally, it should be noted that some scientists have concluded that increasing concentrations of GHGs in the Earth's atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, floods, droughts, and other extreme climatic events; if any such effects were to occur, they could have an adverse effect on our exploration and production operations.

Future legislation may eliminate certain U.S. federal income tax deductions currently available for natural gas and oil exploration and development.
In past years, legislation has been proposed that would, if enacted into law, make significant changes to U.S. tax laws, including to certain key U.S. federal income tax provisions currently available to oil and gas companies. Such legislative changes have included, but not been limited to: ● the repeal of the percentage depletion allowance for oil and gas properties; ● the elimination of current deductions for intangible drilling and development costs; ● the elimination of the deduction for certain domestic production activities; and ● an extension of the amortization period for certain geological and geophysical expenditures. Although these provisions were largely unchanged in the Tax Act, which was signed on December 22, 2017, Congress could consider and could include some or all of these proposals as part of future tax reform legislation to accompany lower federal income tax rates. Moreover, other more general features of any additional tax reform legislation, including changes to cost recovery rules, may be developed that also would change the taxation of oil and gas companies. It is unclear whether these or similar changes will be enacted in future legislation and, if enacted, how soon any such changes could take effect. The passage of any legislation as a result of these proposals or any similar changes in U.S. federal income tax laws could eliminate or postpone certain tax deductions that currently are available with respect to oil and gas development or increase costs, and any such changes could have an adverse effect on the Company's financial position, results of operations and cash flows.

We are subject to data privacy governmental regulations, which can change. Failure to comply with these regulations may have a material negative effect on our business and results of operations.
We will be subject to substantial governmental regulations affecting our business. These include, but are not limited to,

data privacy and protection laws, regulations, policies, and contractual obligations that apply to the collection, transmission, storage, processing, and use of personal information or personal data, which, among other things, impose certain requirements relating to the privacy and security of personal information. The variety of laws and regulations governing data privacy and protection and the use of the Internet as a commercial medium is rapidly evolving, extensive, and complex and may include provisions and obligations that are inconsistent with one another or uncertain in their scope or application. In the ordinary course of our business, we might collect and store in our internal and external data centers, cloud services, and networks sensitive data, including our proprietary business information and that of our customers, suppliers, and business collaborators, as well as personal information of our customers and employees. The secure processing, maintenance, and transmission of this information is critical to our operations and business strategy. The number and sophistication of attempted attacks and intrusions that companies have experienced from third parties has increased over the past few years. Despite our security measures, it is impossible for us to eliminate this risk. A number of U.S. states have enacted data privacy and security laws and regulations that govern the collection, use, disclosure, transfer, storage, disposal, and protection of personal information, such as social security numbers, financial information, and other sensitive personal information. For example, all 50 states and several U.S. territories now have data breach laws that require timely notification to affected individuals and, at times, regulators, credit reporting agencies, and other bodies if a company has experienced the unauthorized access or acquisition of certain personal information. Other state laws, such as the California Consumer Privacy Act, as amended, or the CCPA, among other things, contain disclosure obligations for businesses that collect personal information about residents in their state and afford those individuals new rights relating to their personal information that may affect our ability to collect and/or use personal information. Effective January 1, 2023, we will also become subject to the California Privacy Rights Act, which expands upon the consumer data use restrictions, penalties, and enforcement provisions under the CCPA, and Virginia's Consumer Data Protection Act, another comprehensive data privacy law. Effective July 1, 2023, we will also become subject to the Colorado Privacy Act and Connecticut's An Act Concerning Personal Data Privacy and Online Monitoring, which are also comprehensive consumer privacy laws. Effective December 31, 2023, we will also become subject to the Utah Consumer Privacy Act regarding business handling of consumers' data. In addition, several other states and the federal government have considered or are considering privacy laws like the CCPA. We will continue to monitor and assess the impact of these laws, which may impose substantial penalties for violations, impose significant costs for investigations and compliance, allow private class-action litigation, and carry significant potential liability for our business. New and evolving regulations and compliance standards for cybersecurity, data protection, privacy, and internal IT controls are often created in response to a major cyberattack and will increasingly impact organizations like our company. Regulatory and policy-driven obligations may occur unexpectedly and require the Company to divert substantial resources to meet expensive and time-consuming compliance measures. The interpretation and enforcement of the laws and regulations described above are uncertain and subject to change and may require substantial costs to monitor, implement, and maintain adequate compliance programs. Failure to comply with U.S. and international data protection laws and regulations could result in government enforcement actions (which could include substantial civil and/or criminal penalties), private litigation, and/or adverse publicity and could negatively affect our operating results and business. The fear of non-compliance, failed audits, and material findings may compel us to spend more to ensure we are in compliance, which may result in costly, one-off implementations to mitigate potential fines or reputational damage. The high costs associated with failing to meet regulatory requirements, combined with the risk of fallout from security breaches, have elevated this topic from the IT organization to the executive and board levels. We may, therefore, spend additional time and money ensuring we will meet possible or unforeseeable future data protection regulations.

We will face growing regulatory and compliance requirements in various areas, which can be costly and time-consuming. Our business is, and may in the future be, subject to a variety of laws and regulations, including working conditions, labor, immigration and employment laws, and health, safety and sanitation requirements. We are unable to predict the outcome or effects of any potential legislative or regulatory proposals on our business. Any changes to the legal and regulatory framework applicable to our business could have an adverse impact on our business and results of operations. Our failure to comply with applicable governmental laws and regulations or to maintain necessary permits or licenses could result in liability that could have a material negative effect on our business and the results of operations.

Possible changes in federal/local tax laws or the application of existing federal/local tax laws may result in significant variability in our results of operations and tax liability for the investor.
The Internal Revenue Code of 1986, as amended, is subject to change by Congress, and interpretations may be modified or affected by judicial decisions by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in the tax law affecting investment in our company would be limited to prospective effect. Accordingly, the ultimate effect on an investor's tax situation may be governed by laws, regulations, or interpretations of laws or regulations that have not yet been proposed, passed, or made, as the case may be.

An investment in the Shares involves a high degree of risk and is suitable only for investors who can bear the loss of their entire investment.
The Shares are a speculative investment. There is no assurance that the Company will be able to execute its business plan, generate revenues, or achieve profitability. Investors should not invest in the Shares unless they can afford to lose their entire investment.

This investment is not suitable for all investors and should be considered only by persons who can afford to risk a loss of their entire investment.
The Shares are illiquid, subject to significant restrictions, and highly speculative. Investors should carefully consider their financial situation and consult with their legal and financial advisers before making an investment decision. Only investors who meet the applicable suitability standards and who do not require immediate liquidity should consider participating in this offering.

There is no guarantee of return on your investment.
An investment in the Shares is highly speculative and involves substantial risk. Investors may not receive any return on their investment, and may lose their entire investment amount.

We have broad discretion in how we use the proceeds of this Offering and may not use these proceeds effectively.
We will have considerable discretion in the application of the net proceeds of this Offering. We intend to use the net proceeds from this Offering for capital expenditure, operating expenditure and general corporate purposes. As a result, you will be relying on our management's judgment with only limited information about our specific intentions for the use of the net proceeds of this Offering. You should also note that we may use the net proceeds for purposes that do not yield a significant return or any return at all for our shareholders. In addition, you should note that, pending their use, we may invest the net proceeds from this Offering in a manner that does not produce income or that loses value.

There is no existing market for our Common Stock, and investors cannot be certain that an active trading market will ever exist, or a specific market-based share price will be established.
Prior to this Offering, there has been no public market for our Shares. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market or how liquid that market might become. The offering price for our Shares has been arbitrarily determined by our management and may not be indicative of the price that will prevail in any trading market following this Offering, if any. The market price for our Shares may decline below the price per Share in this Offering, and our stock price is likely to be volatile.

Even if a market develops for our Common Stock, that market may be thinly traded with wide share price fluctuations, low share prices, and minimal liquidity.
Even if our Common Stock is listed for trading, and if an established market for our Common Stock develops, the share price may still be volatile with wide fluctuations in response to several factors, including potential investors' anticipated feelings regarding our results of operations, growth prospects, competition, and our ability or inability to generate future revenues. In addition, our future share price may be affected by factors that are unrelated or disproportionate to our operating performance. Our future Share price might be affected by general economic, political, and market conditions, such as recessions, interest rates, commodity prices, or international currency fluctuations. These factors, which are not under our control, may have a material effect on our future share price.

If our Common Stock becomes publicly traded and the price fluctuates after the offering, you could lose a significant part of your investment.
The market price of our Shares, if it were traded, could be subject to wide fluctuations in response to, among other things, the risk factors described in this section of this Offering Circular, and other factors beyond our control, such as fluctuations in the valuation of companies perceived by investors to be comparable to us. Furthermore, the stock markets typically experience price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political, and market conditions, such as recessions, interest rate changes or international currency fluctuations, may negatively affect the market price of our Shares. In the past, many companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. If this type of securities litigation occurred against us in the future, it could result in substantial costs and divert management's attention from other business concerns, which could seriously harm our business.

Since we do not expect to pay any cash dividends for the foreseeable future, investors may be forced to sell their stock to obtain a return on their investment.
We do not anticipate declaring or paying cash dividends on our common stock in the foreseeable future. Instead, we expect to retain any earnings to finance our operations and growth plans. Accordingly, investors must rely on sales of our Shares, if price appreciation occurs, as the only way to realize a return on their investment. There is no guarantee that our Shares will appreciate in value, and investors seeking cash dividends should not purchase our securities.

We do not intend to pay dividends on our Shares and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price and eventual liquidity of our Shares.
We have never declared or paid cash dividends on our Shares and do not intend to do so in the foreseeable future. We currently expect to retain any future earnings for the development, operation, and expansion of our oil and gas business. As a result, the success of an investment in our Shares depends upon future appreciation in their value. There is no guarantee that our Shares will appreciate in value or even maintain the price at which they are purchased.

Concentration of authority in our chief executive officer may create risks of unilateral decision-making and misalignment with stockholder interests.

On July 14, 2025, our board of directors delegated to Josh Zuker, our chief executive officer and founder, broad discretion to negotiate, approve, modify, and terminate employment or consulting arrangements for all officers, employees, and consultants other than himself. This concentration of authority increases the risk of unilateral personnel and compensation decisions (except with respect to any equity award or grant, which must be approved by our board of directors) that may not align with the interests of our company or our stockholders, could create real or perceived conflicts of interest or favoritism, and may result in inconsistent application of policies across our workforce. While we believe that such concentrations of authority are customary in founder led early stage startups such as our company, the outcomes of any negative use of this delegation of authority could harm morale and retention, expose us to employment disputes or regulatory scrutiny, increase compensation expense, and impair our internal controls over human capital decisions, any of which could materially and adversely affect our business, financial condition, and results of operations.

Potential conflicts of interest may arise from our chief executive officer's authority over employment and consulting decisions.
Because our chief executive officer has the authority to determine the terms and conditions of employment or consulting arrangements for all of our officers, employees, and consultants other than himself, he may face potential conflicts of interest, particularly if he maintains personal or professional relationships with certain individuals. These circumstances could give rise to decisions that favor particular employees or consultants, undermine the perception of fairness and objectivity within our workforce, and expose us to reputational harm, employee dissatisfaction, or even claims of discrimination. Any of these outcomes could materially and adversely affect our ability to attract and retain qualified personnel, disrupt our operations, and negatively impact our business, financial condition, and results of operations.

Reduced board oversight of employment and consulting arrangements due to our board's delegation of authority over employment matters to our chief executive officer may limit transparency and accountability.
Although our board of directors retains authority over the appointment of officers and the adoption and administration of equity incentive plans, its decision to delegate broad authority to our chief executive officer diminishes direct board oversight over most other employment and consulting arrangements. As a result, decisions regarding compensation, hiring, and termination may receive less scrutiny at the board level, which could reduce transparency, limit accountability, and weaken corporate governance practices. These factors could erode stockholder confidence, heighten the risk of disputes or regulatory inquiries, and adversely affect our reputation, business, financial condition, and results of operations.

Perceived weakening of our corporate governance framework could harm stockholder confidence.
The delegation of broad authority over employment and consulting arrangements to our chief executive officer and founder may be perceived by investors, employees, and other stakeholders as weakening our corporate governance framework. If stakeholders conclude that our board of directors has abdicated meaningful oversight of key personnel decisions, this perception could undermine confidence in our governance practices, harm our reputation, and negatively affect our relationships with current and potential stockholders.

If we become subject to regulations governing investment companies, broker-dealers, or investment advisers, our ability to conduct business could be adversely affected.
The SEC imposes extensive requirements on entities classified as "investment companies," "broker-dealers," or "investment advisers." We believe our operations do not fall under these classifications, and we intend to structure our business to avoid such treatment. However, if we were deemed to fall within any of these categories, we would face significant compliance obligations and operational restrictions, which could increase costs, limit flexibility, and materially impair our ability to execute our business strategy.

Future issuances of blank-check preferred stock could further dilute the voting power of our common stockholders and make it harder for you to influence corporate matters.
Our board of directors may, without stockholder approval, authorize additional series of preferred stock that rank senior to the common stock in dividends or liquidation and that may carry voting, conversion or other rights superior to those of the common stock. Although any senior or pari-passu series would require the preferred holders' consent, no separate vote of the common stock is required. Any such issuance could dilute existing common holders' voting power and economic interest and could be used as an anti-takeover device.

The proxy provision in our subscription agreement grants our Chief Executive Officer broad authority to vote your Shares, which could result in decisions contrary to your preferences.
The subscription agreement governing the sale of Shares in this Offering contains a proxy provision that assigns our Chief Executive Officer, or any successor or assignee, the authority to vote your Shares on your behalf. This includes the power to vote on all matters submitted to stockholders, execute written consents, and take other shareholder actions at their sole discretion. This proxy authority may extend to voting against a transaction that could benefit shareholders, such as a third-party acquisition of the Company. As a result, you will have limited or no ability to influence the outcome of stockholder decisions, which could materially and adversely affect your investment.

The market stand-off provision in the subscription agreement for our Shares could restrict your ability to sell your Shares for at least 180 days after a public-market transaction and may be imposed without your direct consent.
By signing the subscription agreement, you agree that if we (i) complete a firm-commitment underwritten public offering, (ii) list our Shares through a direct listing, or (iii) consummate a merger or other business combination with a publicly

traded special-purpose acquisition company whose equity is listed on a national securities exchange, you will not, without our prior written consent, sell, hedge, pledge or otherwise transfer any of your Shares or securities convertible into our Shares for 180 days after the effective date of the related registration or offering statement. Because our chief executive officer, acting under the same agreement, may sign the required lock-up documentation on your behalf, you could become subject to the 180-day trading restriction even if you would have preferred to sell. If an active trading market develops for our Shares, the lock-up could prevent you from taking advantage of favorable market conditions, reduce the liquidity of your investment and expose you to the risk of a price decline during the restricted period. These limitations may have a material adverse effect on the value of your investment and your ability to realize returns when you choose.

You will incur immediate and substantial dilution as a result of this Offering.
If you purchase Shares in this Offering, you will pay more for your Shares than the amount paid by our existing shareholders for their Shares on a per share basis. As a result, you will experience immediate and substantial dilution in net tangible book value per share in relation to the price that you paid for your Shares. In addition, you will experience further dilution to the extent that our Shares are issued upon the vesting of restrictive Shares or exercise of share options under any equity incentive plan in effect.

If you do not qualify for Bonus Shares, the net tangible book value per share of the common stock you purchase will be diluted more than the Shares purchased by investors who do qualify.
The issuance of Bonus Shares will result in dilution to all shareholders of the Company, including investors in this Offering who do not receive Bonus Shares. Because Bonus Shares are issued for no additional cash consideration, the net tangible book value per share of Common Stock will be diluted upon the issuance of such Bonus Shares. Investors in this Offering who do not receive Bonus Shares will experience greater dilution per dollar invested than those investors who receive Bonus Shares. This means that, for the same investment amount, an investor who does not receive Bonus Shares will own a smaller percentage of our outstanding equity compared to investors who receive Bonus Shares in this Offering. The dilutive effect of the Bonus Share Program may also impact the market value of the Company's shares and the potential return on investment for all shareholders.

The Company may change or discontinue the Bonus Share Program at its discretion.
We may modify, suspend, or terminate the Bonus Share program at any time with respect to subscriptions that we have not yet accepted. If we announce such a change, each person affected by this change shall be notified via email and will have at least 24 hours to reconfirm their investment. On any failure to reconfirm an investment by any such person, their subscription will be cancelled, and our Escrow Agent will promptly return their associated investment funds without interest or deduction. If your subscription is cancelled in this manner, you will need to submit a new subscription under the revised terms if you still wish to invest. Notwithstanding the foregoing, we will not alter, suspend, or terminate the Bonus Share program for any subscription that we have already accepted. In the event of any modification, suspension, or termination of the Bonus Share program, we will not accept new subscriptions until the required supplement or post-qualification amendment containing a revised description of the Bonus Share program has been filed (and, if necessary, qualified by the SEC), and is available to prospective investors.

We may need to raise additional capital on unfavorable terms or in down rounds, which could dilute existing investors and adversely affect our operations.
We estimate that the proceeds from this Offering will be up to approximately $5,000,000 before deducting offering expenses payable by us. If we achieve the maximum sale of Shares, we believe the net proceeds will be sufficient to fund our operations for at least the next twenty-four months. However, there is no guarantee that we will achieve the maximum sale of Shares, and our operating plan may change due to factors currently unknown to us, requiring additional funds sooner than anticipated. We may need to raise additional capital through public or private equity or debt financings, joint ventures, asset sales, or other strategic arrangements. In any event, we are likely to require additional capital to fund drilling, development, acquisitions, and the expansion of our operations. Raising funds in the current or future economic environment may present additional challenges, and there is no assurance that financing will be available in sufficient amounts or on terms acceptable to us, if at all. Even if we have sufficient funds for our current operating plans, we may seek additional capital if market conditions are favorable or if specific strategic opportunities arise. Any additional fundraising could divert management's attention from day-to-day operations and may involve issuing securities that dilute the ownership interests of our existing stockholders. If we incur indebtedness, we could face increased fixed payment obligations and restrictive covenants that may limit our ability to incur additional debt, pursue acquisitions, or expand operations. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay, or discontinue drilling programs, planned acquisitions, or development activities. We may also be forced to enter into arrangements on terms less favorable to us than desired, including joint ventures or farm-outs that reduce our interest in certain properties. Any of these outcomes could materially and adversely affect our business, financial condition, and results of operations.

There has been no independent valuation of our Shares, which means that such Shares may be worth less than the price per share in this Offering.
We have determined the per-share purchase price in the offering without independent valuation of our Shares. Instead, we established the price per Share in this Offering based on management's estimate of our Shares. This valuation is highly speculative and arbitrary. There is no relation to the market value, book value, or any other established criteria. We did not obtain an independent appraisal opinion on the valuation of our common stock. Our Shares may have a value significantly

less than the price per Share in this Offering, and the Shares may never obtain a value equal to or greater than the price per Share in this Offering.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required to comply with the management certification and auditor attestation requirements.

Our lack of independent directors and robust internal controls increases conflicts of interest and the risk of inaccurate financial reporting of our financial condition and results of operations.
We do not have an audit or compensation committee comprised of independent directors. Instead, our board of directors, none of whom are independent, performs these oversight functions in its entirety. Consequently, board members who are also part of management participate in discussions regarding management compensation and audit issues, potentially leading to conflicts of interest. Furthermore, our board lacks technical expertise in U.S. GAAP and internal controls over financial reporting, relying instead on our financial personnel for guidance. This dual deficiency in independent oversight and robust internal controls heightens the risk that our financial statement disclosures may be inaccurate or incomplete, adversely affecting our corporate governance and potentially impairing investor confidence.

This Offering is being conducted on a best-efforts basis, and we may not be able to execute our growth strategy if we are unable to raise adequate capital.
We are offering the Shares on a best-efforts basis, and we can give no assurance that all of the maximum amount of Shares will be sold. If substantially less than the maximum amount of Shares offered are sold, we may be unable to fund all the intended uses described in this Offering Circular from the net proceeds anticipated from this Offering without obtaining funds from alternative sources or using the working capital that we generate, if any. Alternative sources of funding may not be available to us at what we consider to be a reasonable cost, and the working capital generated by us may not be sufficient to fund any uses not financed by offering net proceeds. As such, if you invest in our Shares and less than all the offered Shares are sold, the risk of losing your entire investment will increase.

The preparation of our financial statements involves the use of estimates, judgments and assumptions, and our consolidated financial statements may be materially affected if such estimates, judgments or assumptions prove to be inaccurate.
The preparation of our financial statements in accordance with U.S. GAAP requires management to make significant estimates, judgments, and assumptions that impact the reported financial information. Different reasonable estimates could be used that may materially affect our financial statements, and these estimates are subject to change over time. Key areas requiring management's judgment include, but are not limited to, the determination of asset fair values and the estimation of cash flow timing and amounts. Because these estimates are inherently uncertain, inaccuracies could result in material adjustments to our financial statements, which may negatively impact our financial condition, operating results, and the value of our securities. For further details regarding critical accounting estimates, judgments, and assumptions, please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" for more information.

Our founder and chief executive officer will continue to control a majority of the voting power of our outstanding capital stock following this Offering, and we may elect to be treated as a "controlled company" upon the completion of a future listing of our Shares, which could reduce the influence of other stockholders in corporate governance matters.
Josh Zuker, our founder and chief executive officer, beneficially owns 3,277,500 shares of Common Stock. As a result of this ownership, he is entitled to cast votes on matters submitted to stockholders. Following the completion of this Offering, he will continue to hold a majority of our voting power. Because Mr. Zuker will continue to control a majority of our voting power, we may elect to be treated as a "controlled company" under the corporate governance standards of a U.S. national securities exchange if we seek to list our Shares in the future. As a controlled company, we would not be required to comply with certain corporate governance requirements, including requirements that a majority of our board of directors consist of independent directors or that our nominating and compensation committees be fully independent. Although we may voluntarily comply with some or all of these requirements, we would not be obligated to do so, and we could determine not to comply in the future. As a result, investors may not have the same protections available to stockholders of companies that are subject to all applicable corporate governance standards.

Our Series X Preferred Stock concentrates voting power in a single individual, our founder and chief executive officer, which limits your ability to influence corporate decisions.
Our Series X Preferred Stock grants its sole holder, Josh Zuker (our founder, chief executive officer, and director on our board of directors), 100,000 votes per share, with all 1,000 authorized shares currently issued and outstanding in his name. As a result, Mr. Zuker holds an overwhelming majority of our total voting power, enabling him to unilaterally control the outcome of virtually all matters submitted to a vote of our shareholders, including the election and removal of directors, amendments to our articles of incorporation and bylaws (subject to certain protective provisions), and approval of

significant corporate transactions such as mergers or sales of substantially all assets. This concentration of voting power may discourage or prevent potential transactions that could be beneficial to other shareholders, such as unsolicited acquisition proposals, and may make it difficult for other shareholders to effect changes in management or corporate strategy. However, the Series X Preferred Stock is not transferable under any circumstances, and any attempted transfer results in automatic redemption at a nominal price, further entrenching Mr. Zuker's control. The interests of Mr. Zuker may not always align with those of other shareholders, and investors in this offering will have very limited ability to influence or direct our management, operations, or policies for as long as the Series X Preferred Stock remains outstanding. This could adversely affect the value of your investment and our corporate governance practices. The Series X Preferred Stock will be automatically redeemed upon the consummation of an initial public offering of of the Company's Common Stock under the Securities Act, as amended, and the listing of such securities on a national securities exchange; the acquisition by the Company of a company whose securities are listed on a national securities exchange; or the acquisition of the Company, whether by merger, consolidation, share exchange or similar transaction, by an entity whose securities are listed on a national securities exchange.

By investing in the Shares, you irrevocably grant proxy voting authority to the Company's chief executive officer, limiting your ability to vote or act on matters affecting your investment.
As a condition of purchasing Shares in this Offering, each investor irrevocably appoints the Company's chief executive officer (or successor) as proxy and attorney-in-fact to exercise voting rights associated with the Common Stock purchased in this Offering. This proxy is coupled with an interest and is expressly irrevocable, surviving the holder's death, disability, or structural change if the holder is an entity, and grants our chief executive officer sole discretion to act, consent, or vote on behalf of the holder with respect to such shares, without the need for further instruction. This authority will persist until we complete a registered public offering and our shares are listed on a U.S. securities exchange, or other events. As a result, investors will have no independent voting power over these converted shares and must rely entirely on the chief executive officer to act in their interest. Decisions made under this proxy are final, binding, and enforceable against the investor and may materially affect the outcome of corporate matters without the investor's direct input.

Our subscription agreement and articles of incorporation provide that the state and federal courts located within Nevada will be the exclusive venue and forums for certain disputes, which could limit investors' ability to obtain a favorable judicial venue or forum.
Our articles of incorporation, as amended and restated from time to time, provide that, unless we consent in writing to another forum, any (i) derivative action brought on our behalf, (ii) action alleging a breach of fiduciary duty by a director, officer, or employee, (iii) action arising under the Nevada Revised Statutes or our organizational documents, or (iv) other internal-affairs claims must be filed in a state or federal court located in Nevada. In addition, the subscription agreement that investors must sign for this Offering requires that any dispute arising out of, or relating to, the purchase of our securities be litigated exclusively in Nevada state or federal courts. These provisions do not apply to claims brought under the Securities Act, the Exchange Act, or any other federal securities laws. Section 27 of the Exchange Act grants exclusive federal-court jurisdiction for Exchange Act claims, and Section 22 of the Securities Act provides concurrent state-and-federal jurisdiction for Securities Act claims. We will not treat our forum-selection provisions as a waiver of any rights under the federal securities laws. However, the exclusive forum provisions could have the effect of discouraging stockholders from bringing derivative, fiduciary-duty, or contract claims, and may limit investors' ability to file in a forum they consider more convenient or favorable. They may also increase the cost, complexity, and inconvenience of litigation, particularly for investors outside Nevada, and could expose us to additional expense or uncertainty if a court finds the provisions unenforceable. While similar forum-selection clauses have been upheld in some jurisdictions, no court has ruled on provisions identical to ours, and their enforceability remains uncertain. If they are deemed unenforceable, we could be required to litigate in multiple jurisdictions, which could materially and adversely affect our business, financial condition, and results of operations.

Our governing documents and Nevada law contain provisions that may discourage or prevent a change in control.
Our bylaws and articles of incorporation contain provisions that may discourage, delay, or prevent a change in control, even if such change would be beneficial to shareholders. These include limits on the ability to call special meetings, advance notice requirements for shareholder proposals, and the ability to issue additional classes of stock with preferential rights. These provisions may reduce the likelihood of a takeover or other transaction that would provide a premium to shareholders. You should ensure that you review our governing documents before deciding to invest in our Shares.

We have elected not to be governed by Nevada's "control-share" and "interested stockholder" statutes, which could diminish the procedural protections otherwise available to you in the event of a change in control and could increase the likelihood of coercive or otherwise unfavorable takeover transactions.
Sections 78.378 through 78.3793 of the Nevada Revised Statutes, referred to as the NRS, generally limit the voting rights of shares acquired in "control share acquisitions" once an acquiror crosses specified ownership thresholds (20%, 33⅓% or 50% of a corporation's voting power) unless the disinterested stockholders affirmatively approve the restoration of those voting rights. Sections 78.411 through 78.444 of the NRS impose additional restrictions on certain business combinations between a Nevada corporation and an "interested stockholder" (generally, a person who owns 10% or more of the corporation's voting securities). Our Amended and Restated Articles of Incorporation expressly opt us out of both statutory regimes. As a result: ● No automatic suspension of voting rights for large share blocks. An investor may acquire more than 20%, 33⅓% or even 50% of our outstanding voting power and immediately exercise full voting rights on those shares without first

obtaining the approval of our disinterested stockholders. Had we not opted out, those voting rights would have been statutorily suspended until such approval was obtained. ● Fewer procedural hurdles to effect a business combination. The business-combination statute would have imposed waiting periods, higher voting thresholds or board approvals before an "interested stockholder" could complete certain mergers, asset sales or other transactions with us. By opting out, we have removed those default protections. ● Reduced statutory dissenters' rights tied to control-share transactions. Stockholders generally will not have the specific appraisal right created by NRS 78.3793, which permits dissenters to demand "fair value" for their shares in connection with a control-share acquisition subject to that statute, because that statute no longer applies to us. Although stockholders may still have appraisal rights under other provisions of Nevada law (e.g., in certain mergers governed by NRS 92A), those rights are not triggered merely because a party acquires a large voting stake in us. ● Increased exposure to unsolicited or coercive takeover tactics. Without the statutory deterrents described above, an acquiror may be more willing to accumulate a significant position in our common stock, engage in a hostile tender offer, or seek rapid changes to our board composition. Such actions could occur at a time and on terms that our board of directors (or you) do not consider advantageous. ● Potential adverse impact on minority stockholders. The ability of a single stockholder or group to obtain and exercise a controlling interest without disinterested-stockholder approval may enable that stockholder to influence corporate matters, including the election of directors and the approval of significant corporate transactions, in a manner that is not aligned with the interests of our remaining stockholders. In addition, the perception that we are more susceptible to hostile takeovers could increase stock-price volatility. While our board believes that opting out of these statutes provides it with greater flexibility to respond to strategic opportunities and negotiate transactions that it deems to be in the best interests of all stockholders, the absence of the statutory protections described above could make it easier for a third party to acquire control of us without first negotiating with the board or obtaining the support of a majority of disinterested stockholders. Consequently, your ability to influence the outcome of significant corporate actions and to receive a control premium for your shares in connection with a change in control could be diminished.

You will be relying significantly on management's discretion and judgment in the use of proceeds from this offering, and management may reallocate such proceeds in ways with which you do not agree.
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Our financial projections and other forward-looking statements are based on assumptions that may prove inaccurate, and actual results may differ materially from those projected.
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Investors will be minority holders and will have delegated their voting rights to management, limiting their ability to influence company decisions.
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment.
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through

Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We may conduct concurrent offerings under Regulation D that could affect investors in this offering.
We may, concurrently with this offering or in the future, conduct private offerings of our securities pursuant to Rule 506(c) of Regulation D. The securities offered in such offerings may be issued at prices or on terms that are more or less favorable than those offered in this offering, and investors in such offerings may receive rights, preferences, or privileges not afforded to investors in this offering. As a result, investors in this offering may experience dilution, reduced relative ownership, or other adverse effects on the value of their investment. Please review our Financial Information section where we discuss the terms of our concurrent offering in more detail.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
JLME Group LLC (100% owned and managed by Josh Zuker)	4,477,500	Common Stock	5.97%
Matheson Global Management LLC (100% Owned and Managed by Hal Matheson)	3,441,539	Common Stock	4.59%

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 5,391,384 of Common Stock.

Common Stock

The amount of security authorized is 300,000,000 with a total of 62,645,265 outstanding.

Voting Rights

One (1) vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

The total number of outstanding shares includes 1,348,040 granted options, 16,241,539 reserved options, and 121,009 warrants.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Distribution Rights and Preferences:

- Subject to rights of Preferred Stock (if issued)

Liquidation Rights and Preferences:

- Pro rata distribution after satisfaction of Preferred Stock preferences

- No preferential liquidation rights

Dividend Rights:

- Subject to preferences of Preferred Stock (if issued)

Preferred Stock

The amount of security authorized is 50,000,000 with a total of 12,706,320 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

Rights Determination: Board of Directors has full authority to establish rights, preferences, and designations for Preferred

Stock in one or more series

Potential Rights (to be determined by Board resolution for each series):

Voting Rights:

- May have full, limited, or no voting powers as determined by Board

- May have special voting rights on specific matters

Distribution Rights and Preferences:

- May have preferential distribution rights over Common Stock

- Terms to be specified in Board resolution for each series

Liquidation Rights and Preferences:

- May have preferential liquidation rights over Common Stock

- Priority and amount to be specified in Board resolution for each series

Dividend Rights:

- May have preferential, cumulative, or participating dividend rights

- Dividend rate and terms to be specified in Board resolution for each series

Conversion Rights:

- May be convertible into Common Stock or other securities

- Conversion terms to be specified in Board resolution for each series

Redemption Rights:

- May have redemption privileges and liquidation preferences

- Terms to be specified in Board resolution for each series

Preemptive Rights:

- To be determined by Board resolution for each series

Right of First Refusal:

- To be determined by Board resolution for each series

Drag Along/Tag Along Rights:

- To be determined by Board resolution for each series

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and

most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $4,489,812.89
  Number of Securities Sold: 7,755,332
  Use of proceeds: Acquisitions of oil and natural gas assets, working capital, general and administrative expenses, acquisitions of complementary businesses, development of Pytheas AI, implementation of a digital asset treasury strategy.
  Date: April 07, 2025
  Offering exemption relied upon: Regulation CF

- Name: Series A and Series B Preferred Stock
  Type of security sold: Equity
  Final amount sold: $8,259,108.00
  Number of Securities Sold: 12,706,320
  Use of proceeds: Acquisitions of oil and natural gas assets, working capital, general and administrative expenses, acquisitions of complementary businesses, development of Pytheas AI, implementation of a digital asset treasury strategy. Please note this Regulation S offering has not yet closed prior to the launch of this offering but we expect it to close in the first quarter of this year. In advance of that closing, we are sharing unfinalized numbers so investors understand our recent offerings transparently.
  Date: February 01, 2026
  Offering exemption relied upon: Regulation S

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was $0 compared to $161,908 in fiscal year 2024.

The increase in revenue from fiscal year 2023 to fiscal year 2024 is attributable to the Company commencing operations following its incorporation and beginning to generate limited revenue from oil and gas interests acquired during 2024. Fiscal year 2023 reflects no revenue as the Company had not yet commenced operations.

Cost of Sales

Cost of Sales for fiscal year 2023 was $0 compared to $3,601,825 in fiscal year 2024.

The increase in Cost of Sales from fiscal year 2023 to fiscal year 2024 is due to the Company's initiation of operating activities in 2024, including expenses related to asset acquisitions, operating costs, professional services, and other expenditures associated with establishing and scaling its oil and gas operations. No Cost of Sales were incurred in fiscal year 2023 as the Company was not operational.

Gross Margins

Gross margins for fiscal year 2023 were $0 compared to $(3,439,917) in fiscal year 2024.

The negative gross margin in fiscal year 2024 reflects the Company's early-stage operations, during which operating and acquisition-related costs significantly exceeded initial revenues. The Company did not generate revenue or incur operating costs in fiscal year 2023.

Expenses

Expenses for fiscal year 2023 were $0 compared to $3,909,678 in fiscal year 2024, inclusive of depreciation and amortization of $307,853.

The increase in expenses is attributable to the commencement of business operations in 2024, including costs associated with asset acquisitions, professional and legal fees, operational infrastructure, and depreciation related to acquired property, plant, and equipment. No expenses were incurred in fiscal year 2023 as the Company had not begun operations.

Historical results and cash flows:

Past cash was primarily generated through equity investments and capital contributions, rather than from sustained operating revenues. Our goal is to increase production from acquired oil and gas assets, improve operating efficiencies, and scale revenue generation over time.

The Company believes its historical cash flows are not representative of future results due to the early-stage nature of operations, significant upfront acquisition and development costs incurred in fiscal year 2024, and the expectation that revenue generation will increase as assets are further developed and optimized.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 31, 2025, the Company has capital resources available in the form of $6,566,038.71 in cash and cash equivalents.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support the acquisition of additional oil and gas assets, working capital needs, development and rehabilitation of existing wells, operational scaling, and general corporate purposes.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, a substantial portion is expected to be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal, which will significantly enhance the Company's ability to execute its business plan and achieve sustainable operations.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for approximately 6–9 months. This estimate is based on a current monthly burn rate driven primarily by expenses related to asset maintenance and operations, professional and regulatory fees, overhead, and limited development activities.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 24 months or longer. This is based on a projected monthly burn rate that includes expenses related to asset acquisitions, field operations, personnel, technology development, and general and administrative costs, while allowing for scaled revenue growth.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including future equity offerings, potential debt financing, joint venture arrangements, and strategic partnerships. The Company may pursue additional capital raises following this offering depending on market conditions, operational performance, and growth opportunities.

The Company is concurrently conducting a best-efforts offshore private placement of its equity securities pursuant to Regulation S under the Securities Act of 1933, as amended (the "Reg S Offering"). The Reg S Offering is being marketed exclusively outside the United States to non-U.S. persons (as defined in Regulation S) and qualified investors under applicable non-U.S. laws, and consists of an offering of up to (i) 5,076,923 shares of the Company's Series A Preferred Stock and (ii) 12,307,692 shares of the Company's Series B Preferred Stock, in each case at a purchase price of $0.65 per share, for aggregate gross proceeds of up to $11,300,000. The securities offered in the Regulation S Offering have not been registered under the Securities Act or the U.S. securities laws of any U.S. state and are subject to significant resale and transfer restrictions.

The Reg S Offering is ongoing and may continue concurrently with this Offering. The Company may accept subscriptions in the Regulation S Offering from time to time in its sole discretion until the earlier of the sale of all the Reg S Offering securities or the termination of that offering. Investors in this Offering should be aware that proceeds from the Reg S Offering may be received before, during, or after the completion of this offering, and that investors in the different offerings may purchase securities with different rights, preferences, and economic terms. The Company believes that the Reg S Offering and this Offering are conducted in compliance with applicable U.S. securities laws and are intended to qualify for separate exemptions from registration.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $64,048,847.25

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants or shares reserved for issuance under a stock plan may have been taken into account in the fully-diluted share calculation.

Use of Proceeds

If we raise the Target Offering Amount of $19,999.65 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%
- Asset Acquisitions & Development
  31.0%
  Funds will be used to acquire additional oil and gas assets, including producing and non-producing properties, as well as for development activities such as workovers, recompletions, rehabilitation of existing wells, and related capital expenditures intended to increase production and asset value.
- Operations & Working Capital
  29.5%
  Funds will be allocated toward ongoing operating expenses and working capital needs, including field operations, maintenance, insurance, regulatory compliance costs, professional services, administrative expenses, and general

corporate overhead necessary to support day-to-day operations.

- Technology & Business Expansion
  32.0%
  Funds will be used to further develop and enhance the Company's proprietary technology platform, including Pytheas.AI, as well as to support strategic initiatives such as data analytics, software development, commercialization efforts, and potential expansion into new business lines or markets.

If we raise the over allotment amount of $4,582,676.40, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%
- Asset Acquisitions & Development
  31.0%
  Funds will be used to acquire additional oil and gas assets, including producing and non-producing properties, as well as for development activities such as workovers, recompletions, rehabilitation of existing wells, and related capital expenditures intended to increase production and asset value.
- Operations & Working Capital
  29.5%
  Funds will be allocated toward ongoing operating expenses and working capital needs, including field operations, maintenance, insurance, regulatory compliance costs, professional services, administrative expenses, and general corporate overhead necessary to support day-to-day operations.
- Technology & Business Expansion
  32.0%
  Funds will be used to further develop and enhance the Company's proprietary technology platform, including Pytheas.AI, as well as to support strategic initiatives such as data analytics, software development, commercialization efforts, and potential expansion into new business lines or markets.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://pytheasenergy.com/ (https://pytheasenergy.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/pytheas-energy

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Pytheas Energy Inc.

[See attached]

Pytheas Energy Inc., and Subsidiaries

Consolidated Financial Statements

December 31, 2024

Table of Contents

whitleypenn

Houston Office
3737 Buffalo Speedway
Suite 1600
Houston, Texas 77098
713.621.1515 Main

whitleypenn.com

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of
Pytheas Energy, Inc.

Opinion

We have audited the consolidated financial statements of Pytheas Energy, Inc. and its subsidiaries (collectively, the "Company"), which comprise the consolidated balance sheet as of December 31, 2024, and the related statements of operations, stockholders' equity, and cash flows for the period from February 15, 2024 through December 31, 2024, and the related notes to the consolidated financial statements (the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the period from February 15, 2024 through December 31, 2024, in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America ("GAAS"). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered a loss from operations, has a negative cash flow from operations, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with GAAP, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Whitley Penn LLP

Houston, Texas
November 14, 2025

Pytheas Energy Inc.
Consolidated Balance Sheet
As of December 31, 2024

Assets		
Current assets		
Cash and cash equivalents	$	195,825
Restricted cash		3,623,535
Accounts receivable – related party		381,708
Inventory		125,005
Prepaid expenses and other current assets		162,077
Total current assets		**4,488,150**
Property and equipment		
Oil and gas properties, full cost method of accounting		9,656,020
Other property and equipment		332,898
Total property and equipment		**9,988,918**
Less – accumulated depreciation, depletion, and amortization		(409,096)
Total property and equipment, net		**9,579,822**
Intangible assets, net		1,893,758
Equity investment – measurement alternative		75,000
Total assets	**$**	**16,036,730**
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable	$	327,154
Accrued compensation		292,375
Line of credit		2,641,884
Note payable – related party		57,500
Other current liabilities		39,691
Total current liabilities		**3,358,604**
Asset retirement obligations		278,849
Total liabilities		**3,637,453**
Commitments and contingencies (Note 7)		
Stockholders' equity		
Common stock, par value $0.0001; 300,000,000 shares authorized		
43,563,301 shares issued and outstanding		4,356
Additional paid-in capital		15,872,501
Accumulated deficit		(3,477,580)
Total stockholders' equity		**12,399,277**
Total liabilities and stockholders' equity	**$**	**16,036,730**

The accompanying notes are an integral part of these consolidated financial statements.

Pytheas Energy Inc.
Consolidated Statement of Operations
For the period from February 15, 2024 through December 31, 2024

Operating revenues		
Oil, natural gas, and natural gas liquid sales	$	181,027
Total revenues		**181,027**
Operating expenses		
Lease operating		594,508
Production taxes		9,051
Depreciation, depletion, and amortization		409,096
Accretion of asset retirement obligations		14,212
Amortization expense		105,517
General and administrative		2,581,212
Total operating expenses		**3,713,596**
Loss from operations		**(3,532,569)**
Other income (expense)		
Interest expense, net		(53,438)
Other Income		108,427
Total other income		**54,989**
Net loss	**$**	**(3,477,580)**
Net loss per common share – basic and diluted	$	(0.09)
Weighted average number of common shares outstanding during the period – basic and diluted		37,962,379

The accompanying notes are an integral part of these consolidated financial statements.

Pytheas Energy Inc.
Consolidated Statement of Stockholders' Equity
For the period from February 15, 2024 through December 31, 2024

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balance, February 15, 2024	—	$ —	$ —	$ —	$ —
Issuance of common stock	16,270,281	1,626	3,943,903	—	3,945,529
Issuance of common stock for service	740,000	74	451,327		451,401
Equity issuance costs	—	—	(803,430)	—	(803,430)
Acquisition of oil and natural gas properties	24,200,000	2,420	10,419,494	—	10,421,914
Acquisition of technology	3,277,500	328	1,998,947	—	1,999,275
Repurchases of common stock	(924,480)	(92)	(137,740)	—	(137,832)
Net loss	—	—	—	(3,477,580)	(3,477,580)
Balance, December 31, 2024	**43,563,301**	**$ 4,356**	**$ 15,872,501**	**$ (3,477,580)**	**$ 12,399,277**

The accompanying notes are an integral part of these consolidated financial statements.

Pytheas Energy Inc.
Consolidated Statement of Cash Flows
For the period from February 15, 2024 through December 31, 2024

Cash flows from operating activities:		
Net loss	$	(3,477,580)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation, depletion, and amortization		409,096
Accretion of asset retirement obligations		14,212
Amortization of acquired technology		105,517
Provision for credit losses		496,998
Changes in operating assets and liabilities:		
Accounts receivable – related party		131,819
Inventory		(125,005)
Prepaid expenses and other current assets		(162,077)
Accounts payable		327,154
Accrued compensation		292,375
Other current liabilities		39,657
Net cash used in operating activities		**(1,947,834)**
Cash flows from investing activities:		
Acquisitions of oil and gas properties		(87,291)
Additions to other property and equipment		(332,898)
Net cash used in investing activities		**(420,189)**
Cash flows from financing activities:		
Equity issuance costs		(382,530)
Proceeds from line of credit		2,641,884
Issuance of common stock		3,928,029
Net cash provided by financing activities		**6,187,383**
Net increase in cash and cash equivalents and restricted cash		**3,819,360**
Cash and cash equivalents and restricted cash at beginning of period		-
Cash and cash equivalents and restricted cash at end of period	**$**	**3,819,360**
Supplemental disclosure of non-cash operating activities:		
Cash paid for interest	$	41,323
Supplemental disclosure of non-cash investing and financing activities:		
Asset retirement obligations assumed from acquisitions	$	265,858
Assets acquired with equity		11,552,058
Equity issued for services		451,400
Non-cash equity issuance costs		420,900
Repurchased common stock		(137,832)
Receivable recognized related to the sale		(173,725)

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1. ORGANIZATION BASIS AND NATURE OF OPERATIONS

Pytheas Energy Inc. (the "Company," "Pytheas," "our" and words of similar import), a Nevada Corporation, was incorporated on February 15, 2024, and is headquartered in Palm Beach, Florida. Pytheas is a multi-state operator of oil and gas assets. The Company is an oil and gas ("O&G") exploration and production company engaged in the acquisition, exploration, development, and production of crude oil in the United States, primarily in the Permian Basin and the Bakken formation. Pytheas Energy, Inc. is focused on purchasing existing oil & gas production assets as well as the development of new oil & gas assets with proven areas of oil reserves in the lower 48 States. As of December 31, 2024, the Company has three wholly owned subsidiaries.

The Company's first wholly owned subsidiary is Pytheas Bakken SPV LLC, a Delaware limited liability company (the "Bakken SPV") formed on February 13, 2024, to acquire an O&G asset located in the Bakken Region of North Dakota. The Company owns all the membership interests of Bakken SPV.

The Company's second wholly owned subsidiary is Pytheas MR SPV LLC, a Delaware limited liability company (the "MR SPV") formed on March 11, 2024, to acquire an O&G asset located in the Minerva-Rockdale oil field of Milam County, Texas. The Company owns all the membership interests of MR SPV.

The Company's third wholly owned subsidiary is Pytheas MOJO SPVI LLC, a Delaware limited liability company (the "MOJO SPV") formed on December 18, 2024 to acquire MOJO Exploration & Production, LLC, a Texas limited liability company as the Company's well operator.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Principles of Consolidation

The results of operations for the period presented include the accounts of the Company's wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

Going Concern

The Company's consolidated financial statements are prepared in accordance with U.S. GAAP applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business. There can be no assurance that the Company will be able to achieve its business plan, raise any additional capital, or secure the additional financing necessary to implement its current operating plan. The accompanying consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

The Company has yet to achieve profitable operations, expects to incur further losses in the development of its business, has negative cash flows from operating activities, and is dependent upon future issuances of equity or other financings to fund ongoing operations, all of which raises substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the issuance of these consolidated financial statements. The Company's ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing from stockholders or other sources to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management has no formal plan in place to address this concern but considers the Company will be able to obtain additional funds by equity financing and/or related party advances, however, there is no assurance of additional funding being available or on acceptable terms, if at all.

Investments in Unconsolidated Entities

The Company holds equity investments in entities over which it does not have the ability to exert significant influence. These investments are accounted for under the measurement alternative in accordance with ASC 321, whereby the investments are recorded at cost, less impairments, plus or minus observable price changes in orderly transactions for the identical or similar investment of the same issuer.

As of December 31, 2024, the Company held equity investments measured under the alternative method totaling $75,000, related to its minority ownership in Andrews Crane SPVI, LLC ("AC SPV"), a Wyoming limited liability company formed on December 8, 2023, to acquire an equity interest located in the Permian Basin of West Texas. The Company owns 15% of the membership interests in AC SPV.

We monitor and assess the carrying value of our investments throughout the year for potential impairment and write them down to their fair value when other-than-temporary declines exist. Fair value is generally based on: (i) other third-party investors' recent transactions in the securities; (ii) other information available regarding the current market for similar assets; and/or (iii) a market or income approach, as deemed appropriate.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires managements to make estimates and assumptions which affected the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reporting amounts of revenues and expenses during the reporting period. Significant areas of estimate include the rates for amortization and accrued liabilities.

Significant estimates made in preparing the consolidated financial statements include the estimated quantities of proved crude oil reserves and associated cash flows used to calculate depletion of proved crude oil properties; accruals related to capital expenditures and lease operating expenses; acquisition date fair values of assets acquired, and liabilities assumed; and the timing and amount of future plugging and abandonment costs used in calculating asset retirement obligations.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original or remaining maturity of three months or less to be cash equivalents. The Company maintains cash balances in deposit accounts with a major financial institution, which at times exceed federally insured limits. There have been no losses related to deposit balances held in excess of federally insured limits. There were no cash equivalents as of December 31, 2024.

Restricted Cash

Cash and cash equivalents that are restricted as to withdrawal or use under the terms of certain contractual agreements are excluded from cash and cash equivalents in the consolidated balance sheet. The balance in restricted cash is related to cash held in a Raymond James cash account that is pledged as collateral against the line of credit. This restriction is expected to be released within one-year.

The following table summarizes the Company's cash and cash equivalents and restricted cash:

		December 31, 2024
Cash and cash equivalents	$	195,825
Restricted cash		3,623,535
Total cash and cash equivalents and restricted cash	$	**3,819,360**

Accounts Receivable and Allowance for Credit Losses

The Company participates in joint interest arrangements under standard joint operating agreements, where each party owns an interest in oil and gas leases within a specified contract area and is responsible for taking or disposing of its proportionate share of oil and gas produced, including executing its own sales contracts and bearing related costs. Ongoing evaluations of collectability are performed and a provision for expected credit losses is provided against the portion of accounts receivable that is estimated to be uncollectible.

The following table illustrates the allowance for credit losses related to accounts receivable during the period:

		Total
Beginning balance as on February 15, 2024	$	-
Add: Provision for credit losses		496,998
Ending balance, December 31, 2024	**$**	**496,998**

As of December 31, 2024, the Company recorded a provision for credit losses of $496,998 which fully reserves the Company's joint interest billing receivable for a net balance of $0.

Other Property and Equipment

Property and equipment are recorded at cost and consists of field equipment and vehicles. Depreciation is computed on a straight-line basis over five to ten years based on the useful life of the underlying asset class. Expenditures for replacements, renewals, and betterments are capitalized, and maintenance and repairs are charged to operations as incurred. Depreciation expense for the period from February 15, 2024 through December 31, 2024 was $24,264.

Impairment or Disposal of Long-Lived Assets

The Company accounts for the impairment or disposal of long-lived assets according to the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") 360 "Property, Plant and Equipment". ASC 360 clarifies the accounting for the impairment of long-lived assets and for long-lived assets to be disposed of, including the disposal of business segments and major lines of business. Long-lived assets are reviewed when facts and circumstances indicate that the carrying value of the asset may not be recoverable. When necessary, impaired assets are written down to estimated fair value based on the best information available. Estimated fair value is based on either appraised value or measured by discounting estimated future cash flows. Considerable management judgment is necessary to estimate discounted future cash flows. Accordingly, actual results could vary significantly from such estimates. The Company did not recognize any impairment losses on long-lived assets during the period from February 15, 2024 through December 31, 2024.

Oil and Gas Properties

The Company uses the full cost method of accounting for its oil and gas properties. Under this method, substantially all costs incurred in the acquisition, development and exploration of oil reserves are capitalized into a single cost center ("full cost pool"). Capitalized amounts include the internal costs related to acquisition, development, and exploration activities, asset retirement costs, and capitalized interest.

Capitalized costs associated with proved reserves are depleted over the life of the total proved reserves using the unit of production method. The depletion base also includes future development costs. The cost of unproved properties related to acquisitions are excluded from the depletion base until such time that a determination is made that proved reserves exist or that impairment has occurred. The Company recognized $384,832 in depletion expense during the period from February 15, 2024 through December 31, 2024.

Under the full cost method of accounting, the Company is required to perform an annual ceiling test. The test determines a limit, or ceiling, on the net book value of the oil and gas properties. Net capitalized costs are limited to the lower of unamortized cost net of deferred income taxes, or the cost center ceiling. The cost center ceiling is defined as the sum of (a) estimated future net revenues, discounted at 10% per annum, from proved reserves, based on the trailing twelve-month unweighted average of the first-day-of the-month price, adjusted for any contract provisions or financial derivatives designated as hedges for accounting purposes, if any, that hedge the Company's oil and gas revenue, and excluding the estimated abandonment costs for properties with asset retirement obligations recorded in the balance sheet, (b) the cost of properties not being amortized, if any, and (c) the lower of cost or market value of unproved properties included in the cost being amortized, including related deferred taxes for differences between the book and tax basis of the oil and natural gas properties. If the net book value, including related deferred taxes, exceeds the ceiling, a non-cash ceiling impairment is required.

The Company did not have any ceiling test impairment for the period from February 15, 2024 through December 31, 2024. Impairment charges affect the Company's reported net income but do not reduce the Company's cash flow. Average commodity prices have declined in recent months. If this downward trend continues, and/or if our proved reserves decrease significantly in future months, the present value of the Company's future net revenues could decline significantly, which could trigger the need for the Company to record a non-cash ceiling test impairment of its oil and gas property costs in future periods.

Asset Retirement Obligations

The Company records the estimated fair value of obligations associated with the retirement of tangible, long-lived assets in the period in which they are incurred. When a liability is initially recorded, the Company capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value, and the capitalized cost is depleted over the useful life of the related asset.

Revisions to estimated asset retirement obligations will result in an adjustment to the related capitalized asset and corresponding liability. Upon settlement of the liability, the Company either settles the obligation for its recorded amount or incurs a gain or loss. The Company's asset retirement obligation relates to the plugging, dismantling, removal, site reclamation, and similar activities of its oil and gas properties.

Asset retirement obligations are estimated at the present value of expected future net cash flows and are discounted using the Company's credit adjusted risk free rate. The Company uses unobservable inputs in the estimation of asset retirement obligations that include, but are not limited to costs of labor, costs of materials, profits on costs of labor and materials, the effect of inflation on estimated costs, and discount rate. Due to the subjectivity of assumptions and the relative long lives of the Company's leases, the costs to ultimately retire the Company's obligations may vary significantly from prior estimates. Assumptions used in determining estimates are reviewed annually.

Leases

Leases are accounted for in accordance with ASC 842, Leases, which requires lessees to recognize most leases on the balance sheet as a right-of-use asset representing the right to use an underlying asset and a lease liability representing the obligation to make lease payments over the lease term for substantially all leases. Leases are classified as either operating or finance leases, with classification affecting the pattern of expense recognition in the statement of operations.

In accordance with ASC 842, the Company has elected the short-term lease exemption for leases with a term of 12 months or less and no purchase option reasonably certain to be exercised. As permitted under this guidance, such leases are not recognized on the balance sheet. Lease payments for these arrangements are expensed on a straight-line basis over the lease term.

During the period from February 15, 2024, through December 31, 2024, the Company recognized $107,819 of short term lease costs as operating lease expenses in the consolidated statement of operations.

Income Taxes

Income taxes are accounted for under the liability method of accounting for income taxes. Under the liability method, future tax liabilities and assets are recognized for the estimated future tax consequences attributable to differences between the amounts reported in the consolidated financial statement carrying amounts of assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantially enacted income tax rates expected to apply when the asset is realized, or the liability settled. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

The FASB has issued ASC 740 "Income Taxes". ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. This standard requires a company to determine whether it is more likely than not that a tax position will be sustained upon examination based on the technical merits of the position. If the more-likely-than-not threshold is met, a company must measure the tax position to determine the amount to recognize in the consolidated financial statements.

Because of the implementation of this standard, the Company performed a review of its material tax positions in accordance with recognition and measurement standards established by ASC 740 and concluded that it had no uncertain tax positions as of December 31, 2024.

Basic and Diluted Income per Share

The Company computes income per share in accordance with ASC 260, "Earnings per Share", which requires the presentation of both basic and diluted earnings per share ("EPS") on the face of the consolidated statement of operations. Basic EPS is computed by dividing income available to common stockholders by the weighted average number of shares outstanding during the period. Diluted EPS gives effect to all dilutive potential shares of common stock outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive. The Company did not have any dilutive securities as of December 31, 2024.

Revenue Recognition

The Company's revenues are derived primarily from the sale of crude oil, with immaterial revenue from natural gas, and natural gas liquids. Sales of crude oil are recognized at the point in time when the Company transfers control of a product to a customer at a designated delivery point, thus satisfying a performance obligation. Payment is generally received one to three months after the sale has occurred. The amount of crude oil sales to which the Company is entitled is based on its revenue interest in the properties.

Under ASC 606, oil and natural gas sales revenues are recognized when control of the product is transferred to the customer, the performance obligations under the terms of the contracts with customers are satisfied and collectability is reasonably assured. All the Company's oil and natural gas sales are made under contracts with customers. The performance obligations for the Company's contracts with customers are satisfied at a point in time through the delivery of oil and natural gas to its customers. Accordingly, the Company's contracts do not give rise to contract assets or liabilities. The Company typically receives payment within 30 days of the month of delivery. The Company's contracts for oil and natural gas sales are standard industry contracts that include variable consideration based on the monthly index price and adjustments that may include counterparty-specific provisions related to volumes, price differentials, discounts, and other adjustments and deductions.

As of December 31, 2024 there was no receivable accrued because the operator withheld the Company's proceeds to offset payables owed by the Company to the operator.

Under the Company's sales contract, once performance obligations have been satisfied, payment is unconditional

Revenues consist of the following:

Oil	$	170,340
Natural gas		1,724
Natural gas liquid		8,963
Total oil, natural gas, and natural gas liquid sales	$	**181,027**

Fair Value Measurements

As of December 31, 2024, the Company has no financial instruments.

ASC 820 "Fair Value Measurements and Disclosures" defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) a reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which give the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means; and

Level 3 – Fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Non-Financial Assets and Liabilities

The Company estimates asset retirement obligations pursuant to the provisions of ASC 410, "Asset Retirement and Environmental Obligations". The initial measurement of AROs at fair value is calculated using discounted cash flow techniques and based on internal estimates of future retirement costs associated with oil and natural gas properties. Given the unobservable nature of the inputs, including plugging costs and reserve lives, the initial measurement of the AROs liability is deemed to use Level 3 inputs.

The following table presents the Company's non-financial assets and liabilities as of December 31, 2024:

Particulars	Level 1	Level 2	Level 3	Total
Asset retirement obligations	$ -	$ -	$ 278,849	$ 278,849

Inventory

The Company has the following types of inventory: (i) material and supply inventory used in production activities of crude oil properties and (ii) oil and gas inventory in tanks at the end of the period. All inventory is carried at the lower of cost or net realizable value ("NRV"), with cost determined using the weighted-average cost method. The NRV for materials and supplies inventory is estimated utilizing a replacement cost. The NRV for oil and gas inventory is estimated utilizing a quoted market price adjusted for regional price differentials.

Concentration of Credit Risks

Our revenue can be materially affected by current economic conditions and the price of oil and natural gas. However, based on the current demand for crude oil and natural gas and the fact that alternative purchasers are readily available, we believe that the loss of our marketing agents and/or any of the purchasers identified by our marketing agents would not have a long-term material adverse effect on our financial position or results of international operations. The continued economic disruption resulting from Russia's invasion of Ukraine, a potential global recession, and other varying macroeconomic conditions could materially impact the Company's business in future periods. Any potential disruption will depend on the duration and intensity of these events, which are highly uncertain and cannot be predicted at this time.

The Company faces concentration risks in revenue and accounts receivable due to the fact that substantially all of its oil and natural gas revenue is sourced from a limited number of operations. As a result, the Company is disproportionately exposed to risks that affect a limited number of operators. For the period from February 15, 2024, through December 31, 2024 all of the Company's revenue came from one operator and all of the Company's outstanding accounts receivable was also with one operator.

Recently issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB that are adopted by the Company as of the specified effective date. If not discussed herein, management believes that the impact of recently issued standards, which are not yet effective, will not have a material impact on the Company's consolidated financial statements upon adoption.

In July 2025, the FASB issued ASU 2025-05, which introduces a practical expedient and, for entities other than public business entities, an accounting policy election to simplify the application of Topic 326 to current accounts receivable and current contract assets arising from revenue transactions under Topic 606. The practical expedient permits an entity to assume that current conditions as of the balance sheet date will not change for the remaining life of the asset when estimating expected credit losses. Entities other than public business entities that elect this expedient may also make an accounting policy election to consider subsequent cash collections occurring after the balance sheet date when estimating expected credit losses. This ASU is effective for annual reporting periods beginning after December 15, 2025, including interim periods within those annual periods. The Company is currently evaluating the impact of this guidance. At this time, the Company does not expect the adoption of ASU 2025-05 to have a material effect on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which provides guidance on improving the transparency and effectiveness of income tax disclosures. This standard is effective for the Company's 2026 annual consolidated financial statements, with early adoption permitted. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements.

NOTE 3. OIL AND GAS PROPERTIES

The book value of the Company's oil and gas properties consists of all acquisition costs, drilling costs and other associated capitalized costs. Acquisitions are accounted for as purchases and, accordingly, the results of operations are included in the accompanying consolidated statement of operations from the closing date of the acquisition.

Bakken Acquisition

On March 11, 2024, the Company completed an asset acquisition of a 12% non-operating working interest in 19 wells located in the Bakken Region of North Dakota (the "Bakken Asset") from EuroPac Energy III, LLC ("EPE III") and EuroPac Energy IV, LLC ("EPE IV"), pursuant to a Contribution Agreement. The Bakken Asset was contributed to Pytheas Bakken SPV LLC, a wholly owned subsidiary of the Company.

The consideration paid by the Company and allocation of that amount to the underlying assets acquired, on a relative fair value basis, was recorded on the Company's books as of the date of the closing. Additionally, costs directly related to the assets acquired and liabilities assumed were capitalized as a component of the consideration. The consideration transferred, assets acquired and liabilities assumed by the Company were recorded as follows:

Assets acquired and liabilities assumed:		
Proved crude oil properties	$	329,627
Total assets acquired		329,627
Asset retirement obligations		(1,844)
Net assets acquired before Sale	$	**327,783**
Consideration paid for net assets:		
7,652,244 shares issued at $0.0428 per share		327,783
Total consideration transferred	$	**327,783**

In June 2024, the Company sold their working interest in EPE III in exchange for $173,725.

MR Acquisition

On April 24, 2024, the Company completed an asset acquisition of an approximately 50% non-operating working interest in 488 oil wells located in the Minerva-Rockdale oil field in Milam County, Texas (the "MR Asset") from MR Oil & Gas, Inc., pursuant to a Contribution Agreement and a related Master Assignment. The MR Asset was contributed to Pytheas MR SPV LLC, a wholly owned subsidiary of the Company. As consideration, the Company issued 15,000,000 shares of common stock to the shareholders of MR Oil & Gas on a pro-rata basis. The transaction was accounted for as an asset acquisition.

The consideration paid by the Company and allocation of that amount to the underlying assets acquired, on a relative fair value basis, was recorded on the Company's books as of the date of the closing. Additionally, costs directly related to the assets acquired and liabilities assumed were capitalized as a component of the consideration. The consideration transferred, assets acquired and liabilities assumed by the Company were recorded as follows:

Assets acquired and liabilities assumed:		
Proved oil and gas properties	$	9,358,358
Total assets acquired		**9,358,358**
Asset retirement obligations		(208,358)
Net assets acquired	$	**9,150,000**
Consideration paid for net assets:		
15,000,000 shares issued at $0.61 per share	$	9,150,000
Total consideration transferred	$	**9,150,000**

Noack Lease

The Noack lease was recorded at a value equal to the $15,000 in cash consideration paid to the seller. The full purchase price was allocated to prove producing properties.

The consideration paid by the Company and allocation of that amount to the underlying assets acquired, on a relative fair value basis, was recorded on the Company's books as of the date of the closing. Additionally, costs directly related to the assets acquired and liabilities assumed were capitalized as a component of the consideration. The consideration transferred, assets acquired and liabilities assumed by the Company were recorded as follows:

Assets acquired and liabilities assumed:		
Proved oil and gas properties	$	70,656
Total assets acquired		70,656
Asset retirement obligations		(55,656)
Net assets acquired		**15,000**
Consideration paid for net assets:		
Cash paid		15,000
Total consideration transferred	$	**15,000**

The following table presents crude oil properties for the period from February 15, 2024 (inception) to December 31, 2024:

		2024
Proved properties	$	9,656,020
Unproved properties		-
Total capitalized costs		9,656,020
Less accumulated depreciation, depletion and impairment		(384,832)
Oil and gas properties, net	$	**9,271,188**

NOTE 4. INTANGIBLE ASSETS

On March 10, 2024, Pytheas Energy Inc. acquired full ownership of the TerraQuest application through agreement with Legato Energy Solutions LLC, a Texas-based company. The acquisition included Artificial Intelligence (AI)-enabled technology used for assets identification and optimization in its oil gas operations, all worldwide rights, title, and interest in the intellectual property associated with TerraQuest—covering copyrights, trademarks, trade secrets, patents, patent applications, moral rights, and licensing rights. In exchange, Pytheas issued 3,277,500 shares of its common stock to Legato Energy Solutions LLC, thereby integrating TerraQuest as a core component of its asset acquisition strategy.

Intangible assets as of December 31, 2024, are as follows:

	Useful Life		2024
AI Technology	15 years	$	1,999,275
Less: accumulated amortization			(105,517)
Total Intangible Assets, net		$	**1,893,758**

The amortization period of intangible assets was 15 years for the period from February 15 through December 31, 2024. Amortization expense related to intangible assets was $105,517 for the period from February 15 through December 31, 2024.

NOTE 5. DEBT

On June 11, 2024, the Company entered into a revolving line of credit agreement with Raymond James Bank, N.A., providing for borrowings up to an aggregate principal amount of $3,260,000. The line of credit bears interest at a variable rate equal to the 1-month Secured Overnight Financing Rate (SOFR) plus 1.75%. The effective interest rate as of December 31, 2024 was 6.20%. The agreement matured on June 11, 2025. Upon maturity the line of credit was paid in full and the line of credit was closed.

The line of credit is secured by the Company's cash balance with Raymond James Bank, NA, and is subject to customary covenants. As of December 31, 2024, the Company had $2,641,884 outstanding under the facility and available borrowing capacity of $618,116.

Interest expense related to this facility for the period from February 15, 2024 through December 31, 2024 was $54,894.

On December 13, 2023, Zoic Capital Partners, LLC, a related party, entered a note payable with H Abraham Matheson LLC for $57,500. On March 7, 2024, the note was transferred to the Company. The note bears no interest. As of December 31, 2024, $57,500 remained outstanding. The note was paid in full in January 2025.

NOTE 6. COMMON AND PREFERRED STOCK

Common Stock

The Company is authorized to issue 300,000,000 shares of Common Stock with a par value of $0.0001 per share.

On February 20, 2024, the Company issued 4,370,000 shares each to JLME Group LLC, Matheson Global Management LLC, and Geoff Brandt upon formation. On March 7, 2024, the Company issued 3,277,500 shares to Legato Energy Solutions LLC for the TerraQuest technology acquisition. On March 11, 2024, the Company issued 4,876,000 shares to EPE III and 4,324,000 shares to EPE IV for the Bakken Asset and cash of $944,131. The company also issued 690,000 shares to EPE Manager as a success fee. On April 24, 2024, the Company issued 15,000,000 shares to MR Oil & Gas shareholders for the Minerva-Rockdale Asset acquisition.

Additionally, the Company issued shares to Equifund investors through multiple closings under its crowdfunding offering: 5,137,172 shares on April 17, 2024; 674,345 shares on May 14, 2024; 388,619 shares on October 3, 2024; and 237,645 shares on December 6, 2024.

During the year, the Company issued 50,000 shares at $0.61 per share as a stock grant to a Director. The Company also redeemed 870,682 shares related to Bakken investors and other minor redemptions totaling 53,798 shares.

As of December 31, 2024, the Company had 43,563,301 shares of common stock issued and outstanding.

Preferred Stock

The Company is authorized to issue up to 50,000,000 shares of preferred stock, par value $0.0001 per share, with such designations, voting and other rights and preferences as may be determined by the Company's board of directors. As of December 31, 2024, the Company had no shares of preferred stock issued and outstanding.

NOTE 7. COMMITMENTS & CONTINGENCIES

The Company's operations are subject to rapidly changing federal and state environmental, health and safety and other laws and regulations governing air emissions, wastewater discharges and solid and hazardous waste management activities. As such, in the ordinary course of business, the Company may become subject to various legal proceedings and claims.

Liabilities for loss contingencies are arising from claims, assessments, litigation, fines, penalties, and other sources are recorded when it is probable that a liability has been incurred, and the amount of the assessment and/or remediation can be estimated. As of December 31, 2024, there were no claims, assessments, or litigation pending against the Company.

We are subject to various federal, state, and local laws and regulations, including those administered by the Texas Railroad Commission ("RCC"), which require financial assurance for the plugging and abandonment of wells. In accordance with these rules, the Company holds P-5 surety bonds in the amount of $252,188 with the RCC.

NOTE 8. ASSET RETIREMENT OBLIGATIONS

The following table presents the activity for the Company's asset retirement obligations during the period from February 15, 2024 to December 31, 2024:

		2024
Beginning asset retirement obligations	$	-
Liabilities acquired during the period		265,859
Liabilities sold during the period		(1,222)
Accretion of asset retirement obligations		14,212
Ending asset retirement obligations	$	**278,849**

NOTE 9. INCOME TAXES

The Company provides income taxes using the liability method in accordance with FASB ASC Topic 740 "Income Taxes". Deferred income taxes arise from the differences in the recognition of income and expenses for tax purposes. There were no deferred tax assets or liabilities on December 31, 2024.

Management has reviewed the provisions regarding the assessment of their valuation allowance on deferred tax assets and based on those criteria determined that it would not have sufficient taxable income to realize those assets. Therefore, management has assessed the realization of the deferred tax assets and has determined that it is more likely than not that they will not be realized and has provided a full valuation allowance against the deferred tax asset.

The Company recognizes the financial statement effect of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the consolidated financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

The income tax provision (benefit) for the period from February 15 through December 31, 2024, consists of the following:

		2024
Current		-
Federal	$	-
State		-
Deferred		
Federal		-
State		-
Valuation allowance		-
Total tax expense	$	-

The following is a reconciliation of the reported amount of income tax benefit for period from February 15 through December 31, 2024, to the amount of income tax expense that would result from applying the statutory rate to pretax income (loss).

		2024
Income (loss) before taxes and NOL	$	(3,477,580)
Federal statutory rate		21.00%
Taxes computed at federal statutory rates		(730,292)
Perm differences		2,348
Valuation allowance		727,944
Reported tax expense	$	-

The significant components of the Company's deferred tax assets (liabilities) were as follows:

		2024
Net operating loss (NOL) and tax credit carryforwards	$	660,561
Allowance for credit losses		104,370
Crude oil properties		(41,433)
Acquisition costs		9,292
Other		(4,846)
Total net deferred tax assets (liabilities) before valuation allowance		727,944
Valuation allowance		(727,944)
Total net deferred tax assets (liabilities)	$	-

The Company has a valuation allowance against the full amount of its net deferred tax assets due to the uncertainty of the realization of the deferred tax assets.

On December 31, 2024, the Company has incurred accumulated net operating losses in the United States of America totaling $3,477,580 which are available to reduce taxable income in future taxation years.

NOTE 10. RELATED PARTY TRANSACTIONS

As of December 31, 2024, the Company has outstanding receivables totaling $207,000 from three executive officers. These receivables are classified as accounts receivables from related parties and are non-interest bearing. The amounts were advanced in the ordinary course of business and are expected to be repaid under mutually agreed terms. No formal repayment schedule has been established, and no collateral has been provided. As of December 31, 2024, the Company had an additional receivable from EPE III (Bakken) for $173,725.

As of December 31, 2024, the Company had an outstanding note payable with Zoic Capital Partners, LLC for $57,500. The note does not bear any interest.

NOTE 11. RESERVE AND RELATED FINANCIAL DATA – UNAUDITED

Disclosure of Reserves

The table below summarizes our estimated net proved reserves, as of December 31, 2024, based on reserve reports prepared by MKM Engineering ("MKM"), our third-party independent reserve engineers. In preparing its reports, MKM evaluated properties representing all of our proved reserves at December 31, 2024 in accordance with the rules and regulations of the SEC applicable to companies involved in oil and natural gas producing activities. Our estimated net proved reserves in the table below do not include probable or possible reserves.

Schedule of proved developed and undeveloped oil and gas reserve quantities:

	Oil (Mbbl)
Proved developed and undeveloped reserves as on February 15, 2024	-
Purchases of minerals in place	1,072
Production	(62)
Proved developed and undeveloped reserves at December 31, 2024	1,010

For estimates of oil reserves, the spot oil price used was $73.13 per barrel as of December 31, 2024. The Company had immaterial reserves of natural gas and natural gas liquids as of December 31, 2024.

Standardized Measure

The standardized measure of discounted future net cash flows and changes in such cash flows are prepared using assumptions required by the Financial Accounting Standards Board.

Discounted future net cash flows are calculated using a 10% rate. Estimated future income taxes are calculated by applying year-end statutory rates to future pre-tax net cash flows, less the tax basis of related assets and applicable tax credits.

The estimated well abandonment costs are deducted from the standardized measure using year-end costs and discounted at 10%. Such abandonment costs are recorded as a liability on the consolidated balance sheet, using estimated values as the projected abandonment date and discounted using a risk-adjusted rate when the well is drilled or acquired.

The standardized measure does not represent management's estimate of the Company's future cash flows or the value of proved oil and gas reserves. Probable and possible reserves, which may become proved in the future, are excluded from the calculations. Furthermore, prices used to determine the standardized

measure are influenced by supply and demand as affected by recent economic conditions and other factors and may not be the most representative in estimating future revenues or reserve data.

The table below reflects the standardized measure of discounted future net cash flows related to the Company's interest in proved reserves as of December 31, 2024 (in thousands):

Future cash inflows	$	46,400
Future production costs		(15,754)
Future development and abandonment costs		(8,500)
Future tax expense		(3,439)
Future net cash flows		18,707
10% annual discount for estimated timing of cash flows		(7,477)
Standardized measure of discounted future net cash flows	$	11,230

The principal changes in the standardized measure of discounted future net cash flows attributable to the Company's proved reserves are as follows:

As of February 15, 2024	$	-
Purchases of minerals in place		11,230
Other		-
As of December 31, 2024	$	11,230

NOTE 12. SEGMENT REPORTING

The Company's operations include the acquisition, development, and production of oil and gas properties in the United States of America. The Company manages its business activities and operates in a single operating and reportable segment.

Operating segments are defined as components of a public entity that engages in business activities and for which discrete financial information and operating results are available and regularly reviewed by the chief operating decision maker ("CODM") in deciding how to allocate resources and assess performance.

The Company's Chief Executive Officer ("CEO") has been determined to be the CODM of the Company. The CEO uses net loss, as reported on our statement of operations, to assess financial performance and allocate resources. The CEO manages and evaluates the results of the Company and net loss is used to evaluate key operating decisions, such as making strategic acquisitions, determining transaction structures to capitalize on the Company's business plan, and allocating resources for lease operating and general and administrative expenditures. The CEO does not review balance sheet assets when assessing segment performance and deciding how to allocate resources. All significant segment expenses are presented separately on the Company's consolidated statement of operations. There are no other significant segment expenses or other segment items that would require disclosure.

NOTE 13. SUBSEQUENT EVENTS

The Company has evaluated all events that occurred after the balance sheet date through the date when the consolidated financial statements were available for issuance to determine if they must be reported. There are no subsequent events that require adjustment to our disclosure in the consolidated financial statements, except as listed below.

On January 9, 2025, the Company and the other members of Andrews Crane SPVI LLC determined that selling the Andrews Crane Asset was in the best interest of their respective businesses. The Company's proceeds from this sale received to date were $137,259 after deduction of fees related to liquidation of the SPV. A final distribution of proceeds from the closing of the sale was made on or before June 1, 2025.

On March 26, 2025, the Company entered into a release agreement with Mirada Energy, LLC. Upon execution of the agreement, all parties to the agreement released each other from any claims or obligations arising from the EPE III. This resulted in the Company releasing all ownership rights in Bakken SPV.

On January 2, 2025 the Company issued a promissory note to Ocean Aviation TMB LLC for $85,000. The note was subsequently amended on February 10, 2025 to increase the principal amount to $146, 711. The note was subsequently settled on June 10, 2025 for $151,944 including principal and interest.

On May 25, 2025, issued warrants to one shareholder for 121,009 shares of common stock with an exercise price of $0.1525 per share. The warrants expire on May 25, 2030.

On June 2, 2025 the Company issued a private placement memorandum for a best efforts offering of up to 5,076,923 shares of its Series A Preferred Stock, par value $0.0001 per share, and up to 12,307,692 shares of its Series B Preferred Stock, par value $0.0001 per share, which we refer to as the Series A Preferred and the Series B Preferred, respectively. The company has raised approximately $7,500,000 through the issuance of these consolidated financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Pytheas Energy is using AI to unlock the value in abandoned oil wells. With Pytheas.AI, we've streamlined and improved every step of the process: from identifying and evaluating mature wells that could be redeveloped, to modeling downside and managing risk, to automating and optimizing field management.

That means when you invest in Pytheas, you're getting exposure to the oil & gas market through real producing wells, but with the upside that comes from our proprietary technology.


WHAT SETS US APART
The Pytheas.AI Advantage:
~90%
~70%
4X
AI Enables
Extends

THE PROBLEM & OUR SOLUTION

Where Big Operators Walk Away, We Find Opportunity

"Stripper" or "Mature" wells are low-producing oil wells that are thought to be reaching the end of their useful economic life. Major producers in the oil & gas market tend to divest or ignore these non-core wells.

There's money to be made by acquiring and revitalizing those wells, but the traditional way of evaluating them is manual, slow, and expensive. The result for our competitors is that attractive opportunities are missed – capital gets wasted on bad deals, and high-upside wells never get identified or optimized.


THE PYTHEAS WAY
Our Technological Leverage
Acquisition & Optimization
Technology Integration
Operational Management
End-of-Life Solutions

We focus on what remains. Our solution, Pytheas.AI, turns all those overlooked deals into scalable opportunity. Able to evaluate a deal 90% faster, our tech kills bad deals early and helps us scale what works. Then, with smart sensors and remote monitoring, we revitalize these underperforming wells and run them more efficiently.

Lowering costs, raising production, and extending the life of assets means delivering substantial value, at scale, for our investors and stakeholders.

THE MARKET & OUR TRACTION

A Repeatable Value-Creation Playbook

Market Opportunity

America's infrastructure is aging. More than 760,000 legacy "stripper" wells remain in production in the US – providing roughly 7.8% of the nation's total oil & gas output. Plus, EPA data shows that there are an estimated 3.5 million unplugged abandoned wells across the country.


THE OPPORTUNITY
3.5 MILLION
Estimated number of unplugged abandoned wells across the country


MAKING A DIFFERENCE
Turning Aging Wells Into Revenue Generator
500
700+
70K

Pytheas.AI makes that opportunity a reality. We're taking a modern approach to the orphan well crisis, analyzing millions of public data points to identify high-value, overlooked wells fast. It's surfacing opportunities that never reach brokered or marketed processes, where most of our competitors source deals. And it's turning those aging wells into revenue generators. We have 500 wells in operation and 700+ additional wells optioned across 70K acres, and that's just the beginning.

Our Traction

We've already shown what we can do, demonstrating a 4.0x production uplift on a 20-well proof-of-concept, with a 50% reduction in operating cost. We've achieved a **2.4x capital return on a 113-well Permian acquisition**, which we sold in just 11 months.


REPEATABLE RESULTS
Picking Better Wells Faster, Then Running Them More Efficiently
70% Reduction in admin time
40% Faster decisions
40% Lower maintenance costs
20% Lower energy costs

These are repeatable results. The math is simple: we're picking better wells faster, then running them more efficiently. With a 70% reduction in admin time, 40% faster decisions, 40% lower maintenance costs, and 20% lower energy costs, our automation turns mature wells into a scalable platform, not a high-touch headache.

WHY INVEST

Scale With Us. Tackle the Orphan-Well Crisis.

Led by a seasoned, execution-focused team, we're turning overlooked wells into repeatable, risk-managed returns. It's good for Pytheas, good for the oil industry, and good for investors like you. With a single investment, you'll gain exposure to both our operating portfolio and our proprietary AI platform.

Pytheas.AI will be kept in-house at Pytheas Energy initially, so that investors seeking reliable returns have a place to go. But we do see an opportunity to eventually market the AI platform to other operators. The entire oil industry stands to benefit from our approach: with better operations and disciplined remediation we can reduce the liability from aging wells, which are expensive to plug and abandon.


INVEST TODAY IN
The Future of Smarter Oil Production
Led by a seasoned, execution-focused team, we're turning overlooked wells into repeatable, risk-managed returns.

This is already working in the field. With an initial portfolio valued at $16M, we're scaling operations and accelerating our growth. We've raised more than $13M so far. We're operating over 500 wells, with many more in our sights, and a tried-and-true, risk-managed approach to acquiring them.

Join us today, and let's strike oil together.

ABOUT

HEADQUARTERS
19505 Biscayne Blvd #2350
Aventura, FL 33180

WEBSITE
View Site

Pytheas Energy uses its proprietary AI platform to acquire and revitalize the legacy oil and gas wells that Big Oil ignores. With its proprietary platform, Pytheas.AI, the company can identify opportunities, model downside, and automate operations, creating a scalable advantage in the oil & gas asset market.

TERMS

Pytheas Energy

Overview

PRICE PER SHARE
$0.85

VALUATION
$64.05M

DEADLINE
May. 1, 2026 at 6:59 AM UTC

FUNDING GOAL
$20K - $4.58M

Breakdown

MIN INVESTMENT
$499.80

OFFERING TYPE
Equity

MAX INVESTMENT
$4,582,676.40

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
23,529

MAX NUMBER OF SHARES OFFERED
5,391,384

SEC Recent Filing

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$4,488,330	$0
Cash & Cash Equivalents	$199,829	$0
Accounts Receivable	$389,798	$0
Short-Term Debt	$3,358,689	$0
Long-Term Debt	$276,849	$0
Revenue & Sales	$161,027	$0
Costs of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$3,477,380	$0

Risks

JOIN THE DISCUSSION

HOW INVESTING WORKS

WHY STARTENGINE?

FAQS

Pytheas Energy Inc

Opportunity | Problem & Solution | Market | Traction | Team | Terms | Perks | INVEST

AI-Driven Energy Company Transforming Overlooked Oil Wells Into Profitable Assets

Pytheas Energy uses its proprietary AI platform to acquire and revitalize the legacy oil and gas wells that Big Oil ignores. With its proprietary platform, Pytheas.AI, the company can identify opportunities, model downside, and automate operations, creating a scalable advantage in the oil & gas asset market.

- Pytheas is **operating over 500 wells**, with our approach yielding a proven **4x production increase** in live wells.
- Pytheas.AI allows us to evaluate deals **~90% faster**, with a **~70% reduction** in engineering due-diligence costs, and run our wells with a **50% reduction** in operating costs.
- Already working in the field, with an **initial portfolio valued at $16M** based on independent reserve and asset analyses.

INVEST

Share Price $0.85 | Min Investment $499.80

This Reg CF offering is made available through StartEngine Primary, LLC, a member of FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


THIS GIVES US

$0 RAISED SO FAR

THE OPPORTUNITY

AI-Driven Upside.
Real Wells. Real Production.

Pytheas Energy is using AI to unlock the value in abandoned oil wells. With Pytheas.AI, we've streamlined and improved every step of the process: from identifying and evaluating mature wells that could be redeveloped, to modeling downside and managing risk, to automating and optimizing field management. That means when you invest in Pytheas, you're getting exposure to the oil & gas market through real producing wells, but with the upside that comes from our proprietary technology.

Efficiency Gains

~90%

Faster deal evaluation

Cost Savings

~70%

Reduction in engineering due-diligence cost

Production Uplift

4X

Increase in well production

Risk Reduction

AI Enables

us to avoid uneconomic wells

Sustainability

Extends

the productive life of existing wells

INVEST

The Problem

Stripper wells are mature producing wells that have entered the late stage of their decline curve and, with proper operation and maintenance, are capable of sustaining low but stable production rates for 15–20+ years. Major producers in the oil & gas market tend to divest or ignore these non-core wells.

Our Solution

We focus on what remains. Our solution, Pytheas.AI, turns all those overlooked deals into scalable opportunity. Able to evaluate a deal 90% faster, our tech kills bad deals early and helps us scale what works. Then, with smart sensors and remote monitoring, we revitalize these underperforming wells and run them more efficiently.






THE PYTHEAS WAY

Our Technological Leverage

Acquisition & Optimization

Redevelop distressed oil and gas wells to extend life and efficiency.

Technology Integration

Deploy AI and real-time analytics for smarter field management.

Operational Management

Fully automated tank systems and centralized field operations.

End-of-Life Solutions

Responsible, cost-efficient decommissioning and carbon credit opportunities.

Lowering costs, increasing production efficiency, and extending asset life are intended to support scalable operations and long-term asset performance for investors and stakeholders.

INVEST

Discover How Pytheas Energy Creates a Scalable Advantage Using AI

Enter your email address | +1 Enter your phone number | **Learn More**

By clicking "Learn More", you consent to receive marketing communications including text messages and emails (e.g., promotions, cart reminders, funding updates) from StartEngine Crowdfunding, Inc. using the contact information you provide. You understand and agree that messages may be sent using an autodialer or automated systems. Consent is not a condition of purchase. Message and data rates may apply; message frequency varies. You may unsubscribe from email communications at any time by clicking the unsubscribe link in the email, and from text messages by replying STOP. For more information, see our Privacy Policy & Terms.

760K+ *Legacy "stripper" wells in production in the US*

~7.8% *of the nation's total oil & gas output*

~3.5M *unplugged abandoned wells across the country*

OUR MARKET

America's Infrastructure is Aging.

More than 760,000 legacy "stripper" wells remain in production in the US – providing roughly 7.8% of the nation's total oil & gas output. Plus, EPA data shows that there are an estimated 3.5 million unplugged abandoned wells across the country.

OUR TRACTION

Picking Better Wells Faster, Then Running Them More Efficiently

70% Reduction in admin time

40% Faster decisions

40% Lower maintenance costs

20% Lower energy costs

We've already shown what we can do, demonstrating a 4.0x production uplift on a 20-well proof-of-concept, with a 50% reduction in operating cost. We have demonstrated our operating and investment capabilities through prior projects, including a 113-well Permian Basin acquisition managed by our team through an affiliated special purpose vehicle, which generated a return to investors in excess of 2.0x invested capital and was monetized within just over one year holding period.

INVEST

WHY INVEST

Scale With Us. Tackle the Orphan-Well Crisis.

Led by a seasoned, execution-focused team, we're turning overlooked wells into repeatable, risk-managed returns. It's good for Pytheas, good for the oil industry, and good for investors like you. With a single investment, you'll gain exposure to both our operating portfolio and our proprietary AI platform.

INVEST

Meet the Team



Josh Zuker

Founder, Chief Executive Officer, Director, President

Managed high-impact technology products

Acquired and divested a number of oil and gas assets



Dan Gualtieri

Chief Product Strategy Officer, Director

Large oil and gas company experience

Commercialized technologies for mass-market adoption



Harvey Schutzbank

Chief Financial Officer, Director

Accounting and financial management experience

Structured and overseen complex operating entities



Roman Bond

Chief Technology Officer, Director

Led enterprise digital transformation and innovation

Delivered cutting-edge technology to global organizations



Hal Matheson

Founder, VP Investor Relations, Corporate Secretary, Director

12+ Years in the Energy Sector

Global oil and gas investment network



Kurt Swogger

Director

50 years of experience in business, research and manufacturing

Founded a Nano materials company

Pytheas Energy Terms

Overview

SHARE PRICE
$0.85

DEADLINE[1]
May 02, 2026 at 11:59 PM PDT

VALUATION CAP
$63.71M

FUNDING GOAL[2]
$20K – $4.58M

Breakdown

MIN INVESTMENT
$499.80

MAX INVESTMENT
$4,582,676.40

MIN NUMBER OF SHARES OFFERED
23,529

MAX NUMBER OF SHARES OFFERED
5,391,384

OFFERING TYPE
Equity

SHARES OFFERED
Common Stock

Maximum Number of Shares Offered subject to adjustment for bonus shares

PERKS

EARN BONUS SHARES

Your belief in our vision deserves more, and in recognition of that support, we are extending a limited-time package of premium perks that enhance your potential returns and deliver added value.

Loyalty Bonus: All existing shareholders will receive 5%.

TIME-BASED PERKS

EARLY ASSET OWNER BONUS

Invest $1,000+ within the first 2 weeks and receive 12% bonus shares

INVEST

MID-CAMPAIGN PERKS (FLASH PERKS)

FLASH MOMENTUM BONUS

Invest $1,000 between Day 35 - 40 and receive 10% bonus shares

INVEST

BLITZ MOMENTUM BONUS

Invest $1,000 between Day 60 - 65 and receive 8% bonus shares

INVEST

AMOUNT-BASED PERKS

BRONZE INVESTOR

Invest $2,500+ and receive 3% bonus shares

INVEST

SILVER INVESTOR

Invest $5,000+ and receive 5% bonus shares

INVEST

GOLD INVESTOR

Invest $10,000+ and receive 10% bonus shares

INVEST

PLATINUM INVESTOR

Invest $25,000+ and receive 15% bonus shares + a private 30-minute investor call with Josh Zuker, Co-founder & CEO

INVEST

ANCHOR INVESTOR

Invest $50,000+ and receive 25% bonus shares + a private 1-hour investor call with Josh Zuker, Co-founder & CEO

INVEST

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Pytheas Energy Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.85 / share, you will receive 110 shares of Common Stock, meaning you will own 110 shares for $85.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Service Program Fee: For this offering, the issuer pays StartEngine Primary a fixed monthly Service Program Fee for investor outreach. Our representatives may contact investors and recommend this offering, and they may be compensated for that outreach. Any such compensation comes from the StartEngine Primary's existing placement fee and does not increase the investor's costs.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

PYTHEAS ENERGY INC

LEGAL DISCLAIMER

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Privacy Policy | Terms & Conditions

INVEST

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

At Pytheas Energy, we see opportunity where others see decline. Our mission is simple. Acquire distressed and abandoned oil leases, restore them to profitability, and clean up the local environment in the process. By combining advanced technology automation, and AI, we intend to revolutionize how stripper wells and managed and operated. We've developed a proprietary scalable solution that has been shown to reduce manpower requirements by up to 75%. Slashes asset acquisition due diligence cost and time by up to 90%. Which allows us to profitably operate field far below the traditional break even point of 50$ a barrel. That we've all seen over the past half century. This gives us a critical edge in any market condition.

Through strategic relationships, we're actively innovating the latest technologies into a turnkey system that optimizes every stage of operation. AI drive software for remote field management and workovers. Sensor telemetry that delivers real time remote production data and predictive failure analysis. Blockchain technology that may be used to tokenize our energy assets and support future ownership tracking.

This isn't just an upgrade. It's a blueprint for the future. We believe we have proven our business model across 500 + wells in east Texas with an additional 800 well options. And now we're ready to scale our business and expand the reach of our services. With over 1 million stripper wells in the United States the market potential is massive. We believe that Pytheas energy is positioned to become the leader in the space.

Pytheas Energy. The future of oil and gas is here. Download our brochure now for more information about our company and its offerings today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

SECRETARY OF STATE

STATE OF NEVADA

DOMESTIC CORPORATION (78) CHARTER

I, FRANCISCO V. AGUILAR, the duly qualified and elected Nevada Secretary of State, do hereby certify that **Pytheas Energy Inc.** did, on 02/15/2024, file in this office the original ARTICLES OF INCORPORATION-FOR-PROFIT that said document is now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said document contains all the provisions required by the law of the State of Nevada.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on 02/15/2024.

FRANCISCO V. AGUILAR
Secretary of State

Certificate
Number: B202402154354621

You may verify this certificate online at http://www.nvsos.gov

FRANCISCO V. AGUILAR
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

Filed in the Office of	Business Number E38226272024-8
	Filing Number 20243822626
Secretary of State State Of Nevada	Filed On 2/15/2024 8:00:00 AM
	Number of Pages 8

ABOVE SPACE IS FOR OFFICE USE ONLY

Formation - Profit Corporation

☒ NRS 78 - Articles of Incorporation Domestic Corporation ☐ NRS 80 - Foreign Corporation ☐ NRS 89 - Articles of Incorporation Professional Corporation

☐ 78A Formation - Close Corporation

(Name of Close Corporation MUST appear in the below heading)

Articles of Formation of ______________________ **a close corporation (NRS 78A)**

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Name of Entity: (If foreign, name in home jurisdiction)

Pytheas Energy Inc.

2. Registered Agent for Service of Process: (Check only one box)

☒ Commercial Registered Agent:(name only below) ☐ Noncommercial Registered Agent (name and address below) ☐ Office or Position with Entity (title and address below)

Vcorp Services, LLC
Name of Registered Agent OR Title of Office or Position with Entity

Street Address ______ City ______ Nevada Zip Code ______

Mailing Address (if different from street address) ______ City ______ Nevada Zip Code ______

2a. Certificate of Acceptance of Appointment of Registered Agent:

I hereby accept appointment as Registered Agent for the above named Entity. If the registered agent is unable to sign the Articles of Incorporation, submit a separate signed Registered Agent Acceptance form.

X ______
Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity

Date: 02/14/2024

3. Governing Board: (NRS 78A, close corporation only, check one box; if yes, complete article 4 below)

This corporation is a close corporation operating with a board of directors ☐ Yes **OR** ☒ No

4. Names and Addresses of the Board of Directors/ Trustees or Stockholders

(NRS 78: Board of Directors/ Trustees is required.

NRS 78a: Required if the Close Corporation is governed by a board of directors.

NRS 89: Required to have the Original stockholders and directors. A certificate from the regulatory board must be submitted showing that each individual is licensed at the time of filing. See instructions)

	Name	Country	Street Address	City	State	Zip/Postal Code
1)	Josh Zuker	United States	44 Cocoanut Row	Palm Beach	FL	33840
2)	Geoff Brandt	United States	44 Cocoanut Row	Palm Beach	FL	33840
3)	Hal Matheson	United States	44 Cocoanut Row	Palm Beach	FL	33840

5. Jurisdiction of Incorporation: (NRS 80 only)

5a. Jurisdiction of incorporation: ______

5b. I declare this entity is in good standing in the jurisdiction of its incorporation. ☐

This form must be accompanied by appropriate fees.

FRANCISCO V. AGUILAR
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

Formation - Profit Corporation

Continued, Page 2

6. Benefit Corporation: (For NRS 78, NRS 78A, and NRS 89, optional. See instructions.)	By selecting "Yes" you are indicating that the corporation is organized as a benefit corporation pursuant to NRS Chapter 78B with a purpose of creating a general or specific public benefit. The purpose for which the benefit corporation is created must be disclosed in the below purpose field. Yes ☐
7. Purpose/Profession to be practiced: (Required for NRS 80, NRS 89 and any entity selecting Benefit Corporation. See instructions.)	Any lawful act or activity
8. Authorized Shares: (Number of shares corporation is authorized to issue)	Number of Authorized shares with Par value: 350,000,000 Par value: $ 0.0001000000 Number of Common shares with Par value: 300,000,000 Par value: $ 0.0001000000 Number of Preferred shares with Par value: 50,000,000 Par value: $ 0.0001000000 Number of shares with no par value: If more than one class or series of stock is authorized, please attach the information on an additional sheet of paper.
9. Name and Signature of: Officer making the statement or Authorized Signer for NRS 80. **Name, Address and Signature of the Incorporator** for NRS 78, 78A, and 89. NRS 89 - Each Organizer/ Incorporator must be a licensed professional.	I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State. Name: Patrick G Costello Country: United States Address: 1050 Connecticut Avenue, NW City: Washington State: DC Zip/Postal Code: 20036 X DocuSigned by: Patrick Costello F592EB385F6D4C5... (attach additional page if necessary)

AN INITIAL LIST OF OFFICERS MUST ACCOMPANY THIS FILING

Please include any required or optional information in space below:
(attach additional page(s) if necessary)

ATTACHMENT TO ARTICLES OF INCORPORATION OF PYTHEAS ENERGY INC.

The Articles of Incorporation of PYTHEAS ENERGY INC. (the "Corporation") are hereby supplemented with the following additions to Article 8 and additional Articles 10-14.

Continued on attached.

ATTACHMENT TO
ARTICLES OF INCORPORATION
OF
PYTHEAS ENERGY INC.

The Articles of Incorporation of **PYTHEAS ENERGY INC.** (the "**Corporation**") are hereby supplemented with the following additions to Article 8 and additional Articles 10-14.

ARTICLE 8 - AUTHORIZED SHARES

The total number of shares of all classes of stock which the Corporation shall have authority to issue is 350,000,000, consisting of (i) 300,000,000 shares of Common Stock, $0.0001 par value per share ("***Common Stock***"), of which 250,000,000 shares shall be designated "***Class A Common Stock***," $0.0001 par value per share, and 50,000,000 shares shall be designated as "***Class B Common Stock***," $0.0001 par value per share; and (ii) 50,000,000 shares of Preferred Stock, $0.0001 par value per share ("***Preferred Stock***").

The Corporation shall have the authority to issue the shares of Preferred Stock in one or more series with such rights, preferences, and designations as determined by the Board of Directors of the Corporation. Authority is hereby expressly granted to the Board of Directors from time to time to issue Preferred Stock in one or more series, and in connection with the creation of any such series, by resolution or resolutions providing for the issue of the shares thereof, to determine and fix such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including, without limitation thereof, dividend rights, special voting rights, conversion rights, redemption privileges and liquidation preferences, as shall be stated and expressed in such resolutions, all to the full extent now or hereafter permitted by the Nevada Revised Statutes. Fully-paid stock of the Corporation shall not be liable to any further call or assessment.

The following is a statement of the designations and the rights, powers and preferences, and the qualifications, limitations or restrictions thereof, in respect of each class of capital stock of the Corporation.

1. Definitions. As used in this Article 8, the following terms have the meanings set forth below.

1.1 "**Class B Common Stock Automatic Conversion Event**" shall mean an event wherein one or more shares of Class B Common Stock automatically convert into one or more shares of Class A Common Stock pursuant to Section 4.2 of this Article 8.

1.2 "**Immediate Family**" means as to any natural person, such person's spouse or Spousal Equivalent, the lineal descendant or antecedent, brother, sister, nephew or niece, of such person or such person's spouse or Spousal Equivalent, or the spouse or Spousal Equivalent of any lineal descendant or antecedent, brother, sister, nephew or niece of such person, or his or her spouse or Spousal Equivalent, whether or not any of the above are adopted.

1.3 "**Spousal Equivalent**" means any two natural persons if the relevant person and the related party are registered as "domestic partners" or the equivalent thereof under the laws of their state of residence or any other law having similar effect or provided the following circumstances are true: (a) irrespective of whether or not the relevant person and the Spousal Equivalent are the same sex, they are the sole spousal equivalent of the other for the last twelve (12) months, (b) they intend to remain so indefinitely, (c) neither are married to anyone else, (d) both are at least eighteen (18) years of age and mentally competent to consent to contract, (e) they are not related by blood to a degree of closeness that which would prohibit legal marriage in the state in which they legally reside, (f) they are jointly responsible for each other's common welfare and financial obligations, and (g) they reside together in the same residence for the last twelve (12) months and intend to do so indefinitely.

1.4 "**Transfer**" of a share of Class B Common Stock (collectively, "***Transferred Stock***") shall mean any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law. A Transfer shall also include, without limitation, a transfer of a share of Transferred Stock to a broker or other nominee (regardless of whether or not there is a corresponding change in beneficial ownership), or the transfer of, or entering into a binding agreement with respect to, Voting Control over a share of Transferred Stock by proxy or otherwise; provided, however, that the following shall not be considered a Transfer within the meaning of this Section 1.4 of Article 8:

1.4.1 the granting of a proxy to officers or directors of the Corporation at the request or approval of the Board of Directors of the Corporation (the "Board") in connection with actions to be taken at an annual or special meeting of stockholders or by written consent of stockholders;

1.4.2 the transfer of one or more shares of Transferred Stock by (i) gift or pursuant to a domestic relations order from a holder of Transferred Stock to such holder's Immediate Family or (ii) to a trust or trusts for the exclusive benefit of such holder or his Immediate Family for no consideration;

1.4.3 the transfer of one or more shares of Transferred Stock effected pursuant to the holder's will or the laws of intestate succession;

1.4.4 as to any holder that is a trust established for the exclusive benefit of a prior holder of such shares of Transferred Stock or such prior holder's Immediate Family, the transfer of one or more shares of Transferred Stock to the prior holder or such prior holder's Immediate Family for no consideration;

1.4.5 the granting of a repurchase right to the Corporation pursuant to an agreement wherein the Corporation has the right or option to purchase or to repurchase shares of Transferred Stock; provided, however, that the Corporation's purchase or repurchase of such shares of Transferred Stock pursuant to the exercise of such right or option shall constitute a Transfer; or

1.4.6 upon the request of the transferor, any transfer approved by a majority of the disinterested members of the Board, even though the disinterested directors be less than a quorum, or if there are not any disinterested members on the Board, the entire Board.

1.5 "***Voting Control***" with respect to a share of Class B Common Stock shall mean the power (whether exclusive or shared) to vote or direct the voting of such share of Class B Common Stock by proxy, voting agreement or otherwise.

2. General. Except as expressly provided in this Article 8, Class A Common Stock and Class B Common Stock shall have the same rights and preferences and rank equally, share ratably and be identical in all respects as to all matters.

3. Voting.

3.1 Class A Common. Each holder of shares of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

3.2 Class B Common. Each holder of shares of Class B Common Stock shall be entitled to one hundred (100) votes for each share of Class B Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

3.3 Class Voting. Except as otherwise provided herein or by applicable law, the holders of shares of Class A Common Stock and Class B Common Stock shall at all times vote together as one class on all matters (including the election of directors) submitted to a vote or for the consent of the stockholders of the Corporation.

3.4 Increases or Decreases in Authorized Common Stock. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote and without a separate class vote of the holders of each class of the Common Stock.

4. Conversion Rights. The holders of the Class B Common Stock shall have conversion rights as follows:

4.1 Right to Convert. Each share of Class B Common Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, and without the payment of additional consideration by the holder thereof, into one (1) fully paid and nonassessable share of Class A Common Stock.

4.2 Automatic Conversion. Each share of Class B Common Stock shall automatically, without any further action, convert into one (1) fully paid and nonassessable share of Class A Common Stock upon a Transfer of such share; provided, however, that if a holder of Class B Common Stock Transfers any shares of Class B Common Stock to another holder of Class B Common Stock, then such Transfer will not constitute a Class B Common Stock Automatic Conversion Event.

4.3 Mechanics of Conversion.

4.3.1 Surrender of Certificates. Before any holder of Class B Common Stock shall be entitled to convert shares of Class B Common Stock into shares of Class A Common Stock, the holder shall either (1) surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Common Stock or (2) notify the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and execute an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates, and shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Class A Common Stock are to be issued; provided, however, that on the date of a Class B Common Stock Automatic Conversion Event, the outstanding shares of Class B Common Stock subject to such Class B Common Stock Automatic Conversion Event shall be converted automatically without any further action by the holder of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; provided further, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Class A Common Stock issuable upon such Class B Common Stock Automatic Conversion Event unless either the certificates evidencing such shares of Class B Common Stock are delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. Shares of Class B Common Stock that are converted into shares of Class A Common Stock as provided herein shall be cancelled and may not be reissued.

4.3.2 Conversion Date. In the event that a holder of Class B Common Stock elects to convert such shares pursuant to Section 4.1 of this Article 8 above, the conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Class B Common Stock to be converted. In the event of a Class B Common Stock Automatic Conversion Event, such conversion shall be deemed to have been made at the time that the Transfer of such shares occurred.

4.3.3 Status as Stockholder. On the date of a conversion pursuant to this Section 4 of this Article 8, all rights of the holder of the shares of Class B Common Stock shall cease and the holder or holders in whose name the certificate or certificates representing the shares of Class A Common Stock are to be issued shall be treated for all purposes as having become the record holder of such shares of Class A Common Stock, notwithstanding that the certificates representing such shares of Class B Common Stock shall not have been surrendered at the office of the Corporation, that notice from the Corporation shall not have been received by any holder of record of shares of Class B Common Stock, or that the certificates evidencing such shares of Class A Common Stock shall not then be actually delivered to such holder.

4.3.4 Delivery of Stock Certificates. In the event of a conversion pursuant to this Section 4 of Article 8, the Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Class B Common Stock, or to the nominee of such holder, a certificate for the number of shares of Class A Common Stock to which such holder shall he entitled.

4.4 Administration. The Corporation may, from time to time, establish such policies and procedures relating to the conversion of Class B Common Stock to Class A Common Stock and the general administration of this dual class Common Stock structure, including the issuance of stock certificates with respect thereto, as it may deem necessary or advisable, and may request that holders of shares of Class B Common Stock furnish affidavits or other proof to the Corporation as it deems necessary to verify the ownership of Class B Common Stock and to confirm that a conversion to Class A Common Stock has not occurred, provided, however, that such policies and procedures shall not inhibit the ability of a holder to convert such shares of Class B Common Stock to Class A Common Stock. A determination by the Secretary of the Corporation that a Transfer results in a conversion to Class A Common Stock shall be conclusive.

4.5 Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of the Class B Common Stock, such number of its shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of such Class B Common Stock; and if at any time the number of authorized but unissued shares of Class A Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of such Class B Common Stock, in addition to such other remedies as shall be available to the holder of such Class B Common Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Class A Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this certificate of incorporation.

4.6 Notices. Any notice required by the provisions of this Section 4 to be given to the holders of shares of Common Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at his address appearing on the books of the Corporation.

4.7 Status of Converted Stock. In the event any shares of Class B Common Stock shall be converted pursuant to this Section 4 of Article 8, the shares of Class B Common Stock so converted shall be cancelled and shall not be issuable by the Corporation.

ARTICLE 10 - AMENDMENT OF BYLAWS

The Board of Directors of the Corporation shall have the power to make, alter, amend, or repeal the Bylaws of the Corporation, except to the extent that the Bylaws otherwise provide.

ARTICLE 11 - INDEMNIFICATION OF OFFICERS AND DIRECTORS

The Corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Corporation, or who is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably

incurred by such person in connection with the action, suit or proceeding, to the full extent permitted by the Nevada Revised Statutes as such statutes may be amended from time to time.

ARTICLE 12 - LIABILITY OF DIRECTORS AND OFFICERS

No director or officer shall be personally liable to the Corporation or any of its stockholders for damages for any breach of fiduciary duty as a director or officer; *provided*, *however*, that the foregoing provision shall not eliminate or limit the liability of a director or officer (i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) for the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes. Any repeal or modification of this Article 12 by the stockholders of the Corporation shall be prospective only and shall not adversely affect any limitation of the personal liability of a director of officer of the Corporation for acts or omissions prior to such repeal or modification.

ARTICLE 13 - ACQUISITION OF CONTROLLING INTEREST

The Corporation elects not to be governed by the terms and provisions of Sections 78.378 through 78.3793, inclusive, of the Nevada Revised Statutes, as the same may be amended, superseded, or replaced by any successor section, statute, or provision. No amendment to these Articles of Incorporation, directly or indirectly, by merger or consolidation or otherwise, having the effect of amending or repealing any provision of this Article 13 shall apply to or have any effect on any transaction involving acquisition of control by any person occurring prior to such amendment or repeal.

ARTICLE 14 - COMBINATIONS WITH INTERESTED STOCKHOLDERS

The Corporation elects not to be governed by the terms and provisions of Sections 78.411 through 78.444, inclusive, of the Nevada Revised Statutes, as the same may be amended, superseded, or replaced by any successor section, statute, or provision. No amendment to these Articles of Incorporation, directly or indirectly, by merger or consolidation or otherwise, having the effect of amending or repealing any provision of this Article 14 shall apply to or have any effect on any transaction with an interested stockholder occurring prior to such amendment or repeal.

Filed in the Office of	Business Number E38226272024-8
FVAguilar	Filing Number 20243899722
Secretary of State State Of Nevada	Filed On 3/7/2024 9:38:00 AM
	Number of Pages 4

FRANCISCO V. AGUILAR
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Profit Corporation:
Certificate of Amendment (PURSUANT TO NRS 78.380 & 78.385/78.390)
Certificate to Accompany Restated Articles or Amended and Restated Articles (PURSUANT TO NRS 78.403)
Officer's Statement (PURSUANT TO NRS 80.030)

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity information:

Name of entity as on file with the Nevada Secretary of State: Pytheas Energy Inc.

Entity or Nevada Business Identification Number (NVID): E38226272024-8

2. Restated or Amended and Restated Articles: (Select one)

(If amending and restating only, complete section 1,2 3, 5 and 6)

☐ Certificate to Accompany Restated Articles or Amended and Restated Articles

☐ Restated Articles - No amendments; articles are restated only and are signed by an officer of the corporation who has been authorized to execute the certificate by resolution of the board of directors adopted on:

The certificate correctly sets forth the text of the articles or certificate as amended to the date of the certificate.

☒ Amended and Restated Articles

* Restated or Amended and Restated Articles must be included with this filing type.

3. Type of Amendment Filing Being Completed: (Select only one box)

(If amending, complete section 1, 3, 5 and 6.)

☐ Certificate of Amendment to Articles of Incorporation (Pursuant to NRS 78.380 - Before Issuance of Stock)

The undersigned declare that they constitute at least two-thirds of the following:

(Check only one box) ☐ incorporators ☐ board of directors

The undersigned affirmatively declare that to the date of this certificate, no stock of the corporation has been issued

☒ Certificate of Amendment to Articles of Incorporation (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: A majority

☐ Officer's Statement (foreign qualified entities only) -

Name in home state, if using a modified name in Nevada:

Jurisdiction of formation:

Changes to takes the following effect:

☐ The entity name has been amended. ☐ Dissolution
☐ The purpose of the entity has been amended. ☐ Merger
☐ The authorized shares have been amended. ☐ Conversion
☐ Other: (specify changes)

* Officer's Statement must be submitted with either a certified copy of or a certificate evidencing the filing of any document, amendatory or otherwise, relating to the original articles in the place of the corporations creation.

This form must be accompanied by appropriate fees.

FRANCISCO V. AGUILAR
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Profit Corporation:
Certificate of Amendment (PURSUANT TO NRS 78.380 & 78.385/78.390)
Certificate to Accompany Restated Articles or Amended and Restated Articles (PURSUANT TO NRS 78.403)
Officer's Statement (PURSUANT TO NRS 80.030)

4. Effective Date and Time: (Optional)	Date: Time: (must not be later than 90 days after the certificate is filed)
5. Information Being Changed: (Domestic corporations only)	Changes to takes the following effect: ☐ The entity name has been amended. ☐ The registered agent has been changed. (attach Certificate of Acceptance from new registered agent) ☐ The purpose of the entity has been amended. ☐ The authorized shares have been amended. ☐ The directors, managers or general partners have been amended. ☐ IRS tax language has been added. ☒ Articles have been added. ☐ Articles have been deleted. ☐ Other. The articles have been amended as follows: (provide article numbers, if available) (attach additional page(s) if necessary)
6. Signature: (Required)	X ________ Signature of Officer or Authorized Signer — Chief Executive Officer (Title) X ________ Signature of Officer or Authorized Signer — Chief Operating Officer (Title) *If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

Please include any required or optional information in space below:
(attach additional page(s) if necessary)

ATTACHEMENT
AMENDMENT TO ARTICLES OF INCORPORATION of PYTHEAS ENERGY INC.
Section 8 has been revised to remove the Company's dual class structure for its Common Stock.

This form must be accompanied by appropriate fees.

ATTACHMENT TO
ARTICLES OF INCORPORATION
OF
PYTHEAS ENERGY INC.

The Articles of Incorporation of **PYTHEAS ENERGY INC.** (the "**Company**") are hereby supplemented with the following additions to Articles 8, and additional Articles 10-14.

ARTICLE 8 - AUTHORIZED SHARES

The total number of shares of all classes of stock which the Company shall have authority to issue is 350,000,000, consisting of (i) 300,000,000 shares of Common Stock, $0.0001 par value per share ("**Common Stock**"), $0.0001 par value per share; and (ii) 50,000,000 shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**").

All Common Stock of the Company shall be of the same class and shall have the same rights and preferences. The Company shall have authority to issue the shares of Preferred Stock in one or more series with such rights, preferences and designations as determined by the Board of Directors of the Company. Authority is hereby expressly granted to the Board of Directors from time to time to issue Preferred Stock in one or more series, and in connection with the creation of any such series, by resolution or resolutions providing for the issue of the shares thereof, to determine and fix such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional, or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, special voting rights, conversion rights, redemption privilege and liquidation preferences, as shall be stated and expressed in such resolutions, all to the full extent now or hereafter permitted by the Nevada Revised Statutes. Fully paid stock of the Company shall not be liable to any further call or assessment.

ARTICLE 10 - AMENDMENT OF BYLAWS

The Board of Directors of the Corporation shall have the power to make, alter, amend, or repeal the Bylaws of the Corporation, except to the extent that the Bylaws otherwise provide.

ARTICLE 11 - INDEMNIFICATION OF OFFICERS AND DIRECTORS

The Corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Corporation, or who is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with the action, suit or proceeding, to the full extent permitted by the Nevada Revised Statutes as such statutes may be amended from time to time.

ARTICLE 12 - LIABILITY OF DIRECTORS AND OFFICERS

No director or officer shall be personally liable to the Corporation or any of its stockholders for damages for any breach of fiduciary duty as a director or officer; *provided*, *however*, that the foregoing provision shall not eliminate or limit the liability of a director or officer (i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) for the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes. Any repeal or modification of this Article 12 by the stockholders of the Corporation shall be prospective only and shall not adversely affect any limitation of the personal liability of a director of officer of the Corporation for acts or omissions prior to such repeal or modification.

ARTICLE 13 - ACQUISITION OF CONTROLLING INTEREST

The Corporation elects not to be governed by the terms and provisions of Sections 78.378 through 78.3793, inclusive, of the Nevada Revised Statutes, as the same may be amended, superseded, or replaced by any successor section, statute, or provision. No amendment to these Articles of Incorporation, directly or indirectly, by merger or consolidation or otherwise, having the effect of amending or repealing any provision of this Article 13 shall apply to or have any effect on any transaction involving acquisition of control by any person occurring prior to such amendment or repeal.

ARTICLE 14 - COMBINATIONS WITH INTERESTED STOCKHOLDERS

The Corporation elects not to be governed by the terms and provisions of Sections 78.411 through 78.444, inclusive, of the Nevada Revised Statutes, as the same may be amended, superseded, or replaced by any successor section, statute, or provision. No amendment to these Articles of Incorporation, directly or indirectly, by merger or consolidation or otherwise, having the effect of amending or repealing any provision of this Article 14 shall apply to or have any effect on any transaction with an interested stockholder occurring prior to such amendment or repeal.

SECRETARY OF STATE

STATE OF NEVADA

NEVADA STATE BUSINESS LICENSE

Pytheas Energy Inc.

Nevada Business Identification # NV20243032567
Expiration Date: 02/28/2025

In accordance with Title 7 of Nevada Revised Statutes, pursuant to proper application duly filed and payment of appropriate prescribed fees, the above named is hereby granted a Nevada State Business License for business activities conducted within the State of Nevada.
Valid until the expiration date listed unless suspended, revoked or cancelled in accordance with the provisions in Nevada Revised Statutes. License is not transferable and is not in lieu of any local business license, permit or registration.
License must be cancelled on or before its expiration date if business activity ceases. Failure to do so will result in late fees or penalties which, by law, cannot be waived.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on 03/08/2024.

FRANCISCO V. AGUILAR
Secretary of State

Certificate Number: B202403084446401
You may verify this certificate
online at http://www.nvsos.gov

Filed in the Office of	Business Number E38226272024-8
[signature]	Filing Number 20254934307
Secretary of State State Of Nevada	Filed On 5/30/2025 11:12:00 AM
	Number of Pages 9

FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Certificate, Amendment or Withdrawal of Designation

NRS 78.1955, 78.1955(6)

× **Certificate of Designation**

Certificate of Amendment to Designation - Before Issuance of Class or Series

Certificate of Amendment to Designation - After Issuance of Class or Series

Certificate of Withdrawal of Certificate of Designation

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity information:	Name of entity: Pytheas Energy Inc. Entity or Nevada Business Identification Number (NVID): E38226272024-8
2. Effective date and time:	For Certificate of Designation or Amendment to Designation Only (Optional): Date: Time: (must not be later than 90 days after the certificate is filed)
3. Class or series of stock: (Certificate of Designation only)	The class or series of stock being designated within this filing: Series A Preferred Stock
4. Information for amendment of class or series of stock:	The original class or series of stock being amended within this filing:
5. Amendment of class or series of stock:	Certificate of Amendment to Designation- Before Issuance of Class or Series As of the date of this certificate no shares of the class or series of stock have been issued. Certificate of Amendment to Designation- After Issuance of Class or Series The amendment has been approved by the vote of stockholders holding shares in the corporation entitling them to exercise a majority of the voting power, or such greater proportion of the voting power as may be required by the articles of incorporation or the certificate of designation.
6. Resolution: Certificate of Designation and Amendment to Designation only)	By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes OR amends the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.* See attachement
7. Withdrawal:	Designation being Withdrawn: Date of Designation: No shares of the class or series of stock being withdrawn are outstanding. The resolution of the board of directors authorizing the withdrawal of the certificate of designation establishing the class or series of stock: *
8. Signature: (Required)	X Josh Zuker Signature of Officer Date: 05/29/2025

* Attach additional page(s) if necessary

This form must be accompanied by appropriate fees.

CERTIFICATE OF DESIGNATION OF PREFERENCES AND RIGHTS OF SERIES A PREFERRED STOCK

of

Pytheas Energy Inc.
a Nevada Corporation

Pursuant to Section 78 of the Nevada Revised Statutes

The undersigned, Josh Zuker, hereby certifies that:

1. He is the duly elected Chief Executive Officer of Pytheas Energy Inc. a Nevada corporation (the "**Corporation**").

2. A resolution was adopted and approved by a majority of the Board of Directors of the Corporation by written consent on May 21, 2025 authorizing and approving the Certificate of Designation of Preferences and Rights of Series A Preferred Stock of the Corporation set forth on Schedule A hereto.

3. No shares of Series A Preferred Stock have been issued as of the date hereof.

IN WITNESS WHEREOF, the undersigned does hereby execute this Certificate and does hereby acknowledge that this instrument constitutes his act and deed and that the facts stated herein are true, as of the date first listed above on this Certificate.

By: Josh Zuker
Name: Josh Zuker
Title: Chief Executive Officer

[*Schedule A Follows*]

CERTIFICATE OF DESIGNATION OF PREFERENCES AND RIGHTS
OF
SERIES A PREFERRED STOCK

of

Pytheas Energy Inc.
a Nevada Corporation

The undersigned Chief Executive Officer of Pytheas Energy Inc. (the "**Corporation**"), a corporation organized and existing under the laws of the State of Nevada, does hereby certify, on May 29, 2025 that, pursuant to the authority contained in the Corporation's Articles of Incorporation (the "**Articles**") and pursuant to Section 78.1955 of the Nevada Revised Statutes ("**NRS**"), and in accordance with the provisions of the resolution creating a series of the class of the Corporation's authorized preferred stock designated as Series A Preferred Stock as follows:

WHEREAS, the Articles, as amended, authorize the Corporation to issue 300,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**") and 50,000,000 shares of preferred stock, par value $0.0001 per share (the "**Preferred Stock**"), and further, authorize the Board of Directors (the "**Board**") of the Corporation, by resolution or resolutions, at any time and from time to time, to divide and establish any or all of the unissued shares of Preferred Stock not then allocated to any series into one or more series and to designate the rights, preferences and limitations of each series.

WHEREAS, by written consent of a majority of the Board dated as of the date first listed above, the Board designated 5,076,923 shares of the Preferred Stock as Series A Preferred Stock, par value $0.0001 per share, pursuant to a resolution providing that a series of preferred stock of the Corporation be and hereby is created and that the designation and number of shares thereof and the voting and other powers, preferences and relative, participating, optional or other rights of the shares of such Series A Preferred Stock, and the qualifications, limitations and restrictions thereof, are as follows:

SERIES A PREFERRED STOCK

Section 1. Powers and Rights of Series A Preferred Stock. There is hereby designated a class of Preferred Stock of the Corporation as the Series A Preferred Stock, par value $0.0001 per share of the Corporation (the "**Share(s)**" or "**Series A Preferred Stock**"). The number of shares, powers, terms, conditions, designations, preferences and privileges, relative, participating, optional and other special rights, and qualifications, limitations and restrictions, if any, of the Series A Preferred Stock shall be as set forth in this Certificate of Designation of Preferences and Rights of Series A Preferred Stock (this "**Certificate**"). For purposes hereof, a holder of any shares of Series A Preferred Stock shall be referred to as a "**Series A Holder**"". The rights, preferences, terms, and conditions of the Series A Preferred Stock is as follows:

(a) Number. The number of authorized shares of the Series A Preferred Stock is 5,076,923 shares.

(b) Stated Value. Each share of Series A Preferred Stock shall have a stated value of $0.65 per share, subject to adjustment as provided in this Certificate (the "**Stated Value**").

(c) Vote. The Series A Preferred Stock shall not have any relative, participating, optional or other voting rights or powers of any type, and the consent of the Series A Holders shall not be required for

the taking of any corporate action except as set forth in this Certificate or as otherwise required by the NRS. With respect to any matter as to which the Series A Holders are entitled to vote as a class, the Series A Holders shall be entitled to one vote per share. Notwithstanding the foregoing, so long as any Series A Preferred Stock is outstanding, the affirmative vote of the issued and outstanding shares of Series A Preferred Stock, voting as a separate class, shall be necessary to approve, effect or validate any amendment, alteration or repeal of any provision of this Certificate, but only if such change is first approved by the Board.

(d) Transferability. In the absence of an active public trading market for the Series A Preferred Stock or the shares of Common Stock issuable upon conversion thereof, any Series A Holder seeking liquidity may transfer such securities only if the transfer complies with all applicable securities laws of the jurisdiction in which the Series A Holder resides, and only with the prior written consent of the Corporation. Notwithstanding the foregoing, no Series A Holder may transfer any Series A Preferred Stock or shares of Common Stock issuable upon conversion thereof without the prior written consent of the Board, which may be granted or withheld in its sole discretion. In no event shall such consent be granted for any transfer to a "U.S. Person" (as defined in Regulation S under the Securities Act of 1933, as amended) occurring prior to the first anniversary of the original issuance date of the relevant Series A Preferred Stock. Each record or beneficial Series A Holder must ensure that every offer, sale, pledge, or other transfer of the Series A Preferred Stock or of any shares of Common Stock issuable upon conversion thereof complies with the Securities Act of 1933 and its rules (including Regulation S), all applicable state, foreign, and other securities laws, and the transfer restrictions set forth in this Certificate. If the Board, acting in good faith, determines that a Series A Holder has violated any such law or restriction, the Corporation may declare the transfer null and void; direct its transfer agent not to record it; cancel and retire the affected shares of Series A Preferred Stock and any shares of Common Stock issued or issuable upon conversion, effective as of the Board's determination date, without compensation to the breaching Series A Holder; or compel such Series A Holder to convey the affected securities to the Corporation or to another person designated by the Board on terms the Board deems fair. Before implementing cancellation or compelled conveyance, the Corporation shall provide the Series A Holder with written notice describing the breach and the remedy to be imposed and shall allow ten Business Days for the Series A Holder to present evidence that the breach has been cured. If satisfactory evidence is not received within that period, the remedy shall take effect automatically upon expiration of the cure period, and the forfeited or retransferred securities shall be deemed cancelled and no longer issued or outstanding. The Corporation shall promptly update its stock ledger to reflect such changes. In administering this provision, the Board may rely conclusively on the advice of legal counsel.

(e) Optional Conversion. Each share of Series A Preferred Stock, together with all accrued and unpaid dividends thereon, shall be convertible, at the option of the holder thereof, at any time and from time to time following the issuance of such share, into such number of fully paid and nonassessable shares of Common Stock as shall be determined by dividing the Stated Value of the shares being converted, plus the amount of any accrued but unpaid dividends thereon, by $0.65 (the "**Conversion Price**"), subject to adjustment as provided in this Certificate.

(f) Mandatory Conversion. If the Corporation's Common Stock (or the common equity of any successor entity by merger, reorganization, or otherwise) becomes listed for trading on a national securities exchange, whether through an initial public offering, reverse merger, or similar transaction (a "**Listing Event**"), all then-outstanding shares of Series A Preferred Stock, along with all accrued but unpaid dividends thereon, shall automatically convert into Common Stock. The conversion price in such event shall equal the per-share price paid by investors in the public offering or concurrent financing. If the listing occurs via a reverse merger or similar transaction without a set offering price, the mandatory conversion price shall be based on a valuation determined in good faith by the Board.

(g) Dividends.

(i) Preferred Dividend. Subject to the provisions of the NRS and this Certificate, each share of Series A Preferred Stock shall accrue cumulative dividends in arrears, commencing on the date that is six (6) months following its original issuance (the "**Dividend Commencement Date**"). From and after the Preferred Dividend Commencement Date, dividends shall accrue daily at an annual rate of sixteen percent (16.0%) of the share's Stated Value (the "**Stated Dividend Rate**"), calculated on the basis of a 360-day year and the actual number of days elapsed, to the extent permitted by law (the "**Preferred Dividend**"). Subject to Section 1(g)(iii) and following the Preferred Dividend Commencement Date, Preferred Dividends shall be payable on or before the thirtieth (30th) day following the end of each fiscal quarter.

(ii) Deferred Dividend. Notwithstanding any contrary provision in this Certificate, the Corporation shall not be obligated to pay any dividend on the Series A Preferred Stock if, in the reasonable judgment of the Corporation's Chief Financial Officer (or successor): (A) the Corporation lacks sufficient surplus, net profits, or otherwise does not have legally available funds to pay such dividend under applicable law or the Corporation's governing documents; or (B) payment of such dividend would jeopardize the Corporation's financial stability or result in a violation of any applicable law or regulation. In such case, the Corporation shall defer payment of the dividend until the Chief Financial Officer (or successor), in their reasonable judgment, determines that the conditions preventing payment no longer exist. While any dividend on the Series A Preferred Stock remains deferred, the Corporation shall not declare or pay any dividends or make any distributions on, or redeem or repurchase, any Junior Securities or Parity Securities, unless and until all accrued dividends on the Series A Preferred Stock have been paid in full, or declared and a sum sufficient for such payment has been set aside. The Corporation may, at its sole discretion, satisfy any deferred dividend by issuing to the Series A Holders, on a pro rata basis according to their respective holdings, a number of shares of Common Stock equal to the amount of the deferred dividend divided by the Conversion Price specified herein. If any dividend on the Series A Preferred Stock is deferred and remains unpaid at the end of the fiscal quarter immediately following the quarter in which such dividend was calculated, the Corporation shall be required to satisfy its obligation by issuing to the Series A Holders, on a pro rata basis, a number of shares of Common Stock equal to the full amount of the deferred dividend divided by the Conversion Price. The Corporation shall complete such issuance within thirty (30) days after the end of that subsequent fiscal quarter. For the avoidance of doubt, the Corporation may not further defer payment of any such dividend beyond this 30-day period, and payment in Common Stock as provided herein shall constitute full satisfaction of the Corporation's obligation with respect to such deferred dividend.

(iii) Dividend Payment Limitation. Notwithstanding Section 1(g)(i), no Preferred Dividend shall be payable unless and until the Corporation has issued, in the aggregate, at least one million five hundred thousand dollars ($1,500,000) of Series A Preferred Stock, Series B Preferred Stock (designated as of even date herewith), or any combination thereof, calculated with respect to the Stated Value of such shares, in each case $0.65 (subject to customary adjustments) (the "**Issuance Threshold**"). Instead, the Preferred Dividend shall continue to accrue from its Dividend Commencement Date, but payment of any accrued and unpaid Preferred Dividend shall be suspended until the Issuance Threshold is satisfied (the "**Delayed Dividend**"). Once the Issuance Threshold is satisfied, the Chief Financial Officer or his successor shall determine the manner of payment of any Delayed Dividend based on the financial condition of the Corporation the date such Issuance Threshold is satisfied. Following satisfaction of the Issuance Threshold, all Preferred Dividends (but not the Delayed Dividend) shall be paid in accordance with their terms, as set forth in Sections 1(g)(i) and 1(g)(ii). For the avoidance of doubt, the Corporation's books and records

shall be conclusive in determining whether the Issuance Threshold has been satisfied, absent manifest error.

(h) Redemption Right. The Corporation may, at its sole discretion, redeem the Series A Preferred Stock, in whole or in part, at any time and from time to time following the date of issuance, subject to the notice and redemption procedures set forth in this Certificate. Upon any such redemption, the Corporation shall pay to each Series A Holder of Series A Preferred Stock whose shares are being redeemed an amount equal to the Stated Value of such shares, any accrued but unpaid dividends thereon as of the redemption date, and a redemption premium equal to sixteen percent (16%) of the Stated Value. For the avoidance of doubt, the liquidation premium is applied solely to the Stated Value and not to any accrued dividends.

(i) Optional Conversion In Lieu of Redemption. In lieu of redemption pursuant to Section 1(h), any Series A Holder may elect to convert all or any portion of their shares into Common Stock at the Conversion Price, subject to adjustment as provided herein, without reference to the sixteen percent (16%) liquidation premium. To exercise this right, the Series A Holder must deliver written notice to the Corporation no less than five (5) days prior to the proposed conversion date. For the avoidance of doubt, the Series A Holders shall not have a general right to require redemption of their Series A Preferred Stock.

(i) Ranking upon Liquidation. The Series A Preferred Stock shall, with respect to the payment of dividends and the distribution of assets upon any voluntary or involuntary liquidation, dissolution; or winding up of the Corporation (a "**Liquidation**"), be deemed to rank:

(i) senior to all Common Stock, and to each other class or series of preferred stock of the Corporation, if any, that is established after the date hereof that is not expressly made senior to or on parity with the Series A Preferred Stock as to the payment of dividends and as to the distribution of assets upon Liquidation of the Corporation (the "**Junior Securities**");

(ii) on parity with the Series B Preferred Stock of the Corporation and each other class or series of capital stock of the Corporation that is established after the date hereof and that is not expressly subordinated or made senior to the Series A Preferred Stock as to the payment of dividends and as to the distribution of assets upon Liquidation of the Corporation, whether or not the dividend rates, dividend payment dates or redemption or liquidation prices per share thereof differ from those of the Series A Preferred Stock (the "**Parity Securities**"); and

(iii) junior to all of the Corporation's indebtedness and other liabilities with respect to assets available to satisfy claims against the Corporation and to each other class or series of capital stock of the Corporation that is expressly made senior to the Series A Preferred Stock as to the payment of dividends and as to the distribution of assets upon Liquidation of the Corporation ("**Senior Securities**").

(j) Liquidation Preference. Subject to the rights of any creditors and any Senior Securities or Parity Securities, upon any Liquidation of the Corporation or its subsidiaries, before any payment or distribution of the assets of the Corporation (whether capital or surplus) shall be made to or set apart for the holders of Junior Securities as to the distribution of assets on any Liquidation of the Corporation, each holder of outstanding Series A Preferred Stock shall be entitled to receive an amount of cash equal to 16% of the Stated Value of their shares, plus any accrued but unpaid dividends thereon, which, for the avoidance of doubt, is calculated without reference to the 16% premium liquidation fee on the Stated Value. If, upon any Liquidation of the Corporation, the assets of the Corporation, or proceeds from the sale thereof, distributable among the Series A Holders shall be insufficient to pay in full the preferential amount payable

to the Series A Holders as described above and liquidating payments on any other shares of any class or series of Parity Securities as to the distribution of assets on any Liquidation of the Corporation, then such assets, or the proceeds therefrom, shall be distributed among the Series A Holders and any such other Parity Securities holders ratably in accordance with the respective amounts that would be payable on such Series A Preferred Stock and any such other Parity Securities if all amounts payable thereon were paid in full.

(k) No Fractional Shares. No fractional shares of Series A Preferred Stock shall be issued. Any shares otherwise issuable that would result in a fractional share shall be rounded down to the nearest whole share.

Section 2. Miscellaneous.

(a) Legend. Any certificates representing the Series A Preferred Stock shall bear a restrictive legend in substantially the following form (and a stop transfer order may be placed against transfer of such stock certificates):

> THE SECURITIES EVIDENCED BY THIS CERTIFICATE WERE ISSUED OUTSIDE THE UNITED STATES TO PERSONS WHO ARE NOT U.S. PERSONS, RELYING ON REGULATION S UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). THESE SECURITIES, AND ANY SHARES OF COMMON STOCK THAT THEY MAY BECOME, HAVE NO REGISTRATION UNDER THE SECURITIES ACT OR ANY STATE SECURITIES LAW. UNTIL THE DISTRIBUTION COMPLIANCE PERIOD DEFINED IN RULE 903 OF REGULATION S ENDS, A HOLDER SHALL NOT OFFER, SELL, PLEDGE, OR OTHERWISE TRANSFER THE SECURITIES IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, ANY "U.S. PERSON" AS RULE 902 DEFINES THAT TERM, UNLESS THE HOLDER FIRST OBTAINS AN EFFECTIVE REGISTRATION STATEMENT OR RELIES ON A VALID EXEMPTION. EVERY PERMITTED HEDGING TRANSACTION MUST ALSO COMPLY WITH THE SECURITIES ACT. THE HOLDER MUST COMPLY WITH SECURITIES LAWS IN OTHER JURISDICTIONS BEFORE ANY RESALE OR OTHER TRANSFER.
>
> THE CERTIFICATE OF DESIGNATION FOR THE SECURITIES EVIDENCED BY THIS CERTIFICATE, TOGETHER WITH THE CORPORATION'S OTHER CHARTER DOCUMENTS, CONTAINS ADDITIONAL TRANSFER RESTRICTIONS AND REMEDIES, INCLUDING CANCELLATION AND FORFEITURE OF SECURITIES. THE CORPORATION WILL PROVIDE A COPY OF THOSE RESTRICTIONS, WITHOUT CHARGE, TO ANY HOLDER WHO REQUESTS THEM IN WRITING. THE CORPORATION MAY REFUSE TO REGISTER ANY TRANSFER THAT FAILS TO SATISFY ALL APPLICABLE RESTRICTIONS.

(b) Lost or Mutilated Series A Preferred Stock Certificate. If any certificates for the Series A Preferred Stock held by a Series A Holder shall be mutilated, lost, stolen or destroyed, the Corporation shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated certificate, or in lieu of or in substitution for a lost, stolen or destroyed certificate, a new certificate for the shares of Series A Preferred Stock so mutilated, lost, stolen or destroyed but only upon receipt of evidence of such loss, theft or destruction of such certificate, and of the ownership hereof, and indemnity, if requested, all reasonably satisfactory to the Corporation.

(c) Interpretation. If any Series A Holder shall commence an action or proceeding to enforce any provisions of this Certificate, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorney's fees and other costs and expenses incurred with the investigation,

preparation and prosecution of such action or proceeding.

(d) Waiver. Any waiver by the Corporation or the Series A Holders of a breach of any provision of this Certificate shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Certificate. The failure of the Corporation or any Series A Holder to insist upon strict adherence to any term of this Certificate on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Certificate. Any waiver must be in writing, signed by all of the Series A Holders.

(e) Severability. If any provision of this Certificate is invalid, illegal or unenforceable, the balance of this Certificate shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder violates applicable laws governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum permitted rate of interest.

* * *

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed by a duly authorized officer on the date first listed above.

By: Josh Zuker

Name: Josh Zuker
Title: Chief Executive Officer

[*End of Schedule A*]

Filed in the Office of	Business Number E38226272024-8
FVAguilar	Filing Number 20254934317
Secretary of State State Of Nevada	Filed On 5/30/2025 11:12:00 AM
	Number of Pages 9

Docusign Envelope ID: 80FCD134-1429-40C3-9118-DE5E8842206C

FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Certificate, Amendment or Withdrawal of Designation

NRS 78.1955, 78.1955(6)

☒ Certificate of Designation
☐ Certificate of Amendment to Designation - Before Issuance of Class or Series
☐ Certificate of Amendment to Designation - After Issuance of Class or Series
☐ Certificate of Withdrawal of Certificate of Designation

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity information:	Name of entity: Pytheas Energy Inc. Entity or Nevada Business Identification Number (NVID): E38226272024-8
2. Effective date and time:	For Certificate of Designation or Amendment to Designation Only (Optional): Date: Time: (must not be later than 90 days after the certificate is filed)
3. Class or series of stock: (Certificate of Designation only)	The class or series of stock being designated within this filing: Series B Preferred Stock
4. Information for amendment of class or series of stock:	The original class or series of stock being amended within this filing:
5. Amendment of class or series of stock:	☐ Certificate of Amendment to Designation- Before Issuance of Class or Series As of the date of this certificate no shares of the class or series of stock have been issued. ☐ Certificate of Amendment to Designation- After Issuance of Class or Series The amendment has been approved by the vote of stockholders holding shares in the corporation entitling them to exercise a majority of the voting power, or such greater proportion of the voting power as may be required by the articles of incorporation or the certificate of designation.
6. Resolution: Certificate of Designation and Amendment to Designation only)	By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes OR amends the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.* See Attachment
7. Withdrawal:	Designation being Withdrawn: Date of Designation: No shares of the class or series of stock being withdrawn are outstanding. The resolution of the board of directors authorizing the withdrawal of the certificate of designation establishing the class or series of stock: *
8. Signature: (Required)	X Josh Zuker Signature of Officer Date: 05/29/2025

* Attach additional page(s) if necessary

This form must be accompanied by appropriate fees.

CERTIFICATE OF DESIGNATION OF PREFERENCES AND RIGHTS OF SERIES B PREFERRED STOCK

of

Pytheas Energy Inc.
a Nevada Corporation

Pursuant to Section 78 of the Nevada Revised Statutes

The undersigned, Josh Zuker, hereby certifies that:

1. He is the duly elected Chief Executive Officer of Pytheas Energy Inc. a Nevada corporation (the "**Corporation**").

2. A resolution was adopted and approved by a majority of the Board of Directors of the Corporation by written consent on May 21, 2025 authorizing and approving the Certificate of Designation of Preferences and Rights of Series B Preferred Stock of the Corporation set forth on Schedule A hereto.

3. No shares of Series B Preferred Stock have been issued as of the date hereof.

IN WITNESS WHEREOF, the undersigned does hereby execute this Certificate and does hereby acknowledge that this instrument constitutes his act and deed and that the facts stated herein are true, as of the date first listed above on this Certificate.

By: Josh Zuker
Name: Josh Zuker
Title: Chief Executive Officer

[*Schedule A Follows*]

CERTIFICATE OF DESIGNATION OF PREFERENCES AND RIGHTS
OF
SERIES B PREFERRED STOCK

of

Pytheas Energy Inc.
a Nevada Corporation

The undersigned Chief Executive Officer of Pytheas Energy Inc. (the "**Corporation**"), a corporation organized and existing under the laws of the State of Nevada, does hereby certify, on May 29, 2025 that, pursuant to the authority contained in the Corporation's Articles of Incorporation (the "**Articles**") and pursuant to Section 78.1955 of the Nevada Revised Statutes ("**NRS**"), and in accordance with the provisions of the resolution creating a series of the class of the Corporation's authorized preferred stock designated as Series B Preferred Stock as follows:

WHEREAS, the Articles, as amended, authorize the Corporation to issue 300,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**") and 50,000,000 shares of preferred stock, par value $0.0001 per share (the "**Preferred Stock**"), and further, authorize the Board of Directors (the "**Board**") of the Corporation, by resolution or resolutions, at any time and from time to time, to divide and establish any or all of the unissued shares of Preferred Stock not then allocated to any series into one or more series and to designate the rights, preferences and limitations of each series.

WHEREAS, by written consent of a majority of the Board dated as of the date first listed above, the Board designated 12,307,692 shares of the Preferred Stock as Series B Preferred Stock, par value $0.0001 per share, pursuant to a resolution providing that a series of preferred stock of the Corporation be and hereby is created and that the designation and number of shares thereof and the voting and other powers, preferences and relative, participating, optional or other rights of the shares of such Series B Preferred Stock, and the qualifications, limitations and restrictions thereof, are as follows:

SERIES B PREFERRED STOCK

Section 1. Powers and Rights of Series B Preferred Stock. There is hereby designated a class of Preferred Stock of the Corporation as the Series B Preferred Stock, par value $0.0001 per share of the Corporation (the "**Share(s)**" or "**Series B Preferred Stock**"). The number of shares, powers, terms, conditions, designations, preferences and privileges, relative, participating, optional and other special rights, and qualifications, limitations and restrictions, if any, of the Series B Preferred Stock shall be as set forth in this Certificate of Designation of Preferences and Rights of Series B Preferred Stock (this "**Certificate**"). For purposes hereof, a holder of any shares of Series B Preferred Stock shall be referred to as a "**Series B Holder**". The rights, preferences, terms, and conditions of the Series B Preferred Stock is as follows:

(a) Number. The number of authorized shares of the Series B Preferred Stock is 12,307,692 shares.

(b) Stated Value. Each share of Series B Preferred Stock shall have a stated value of $0.65 per share, subject to adjustment as provided in this Certificate (the "**Stated Value**").

(c) Vote. The Series B Preferred Stock shall not have any relative, participating, optional or other voting rights or powers of any type, and the consent of the Series B Holders shall not be required for

the taking of any corporate action except as set forth in this Certificate or as otherwise required by the NRS. With respect to any matter as to which the Series B Holders are entitled to vote as a class, the Series B Holders shall be entitled to one vote per share. Notwithstanding the foregoing, so long as any Series B Preferred Stock is outstanding, the affirmative vote of the issued and outstanding shares of Series B Preferred Stock, voting as a separate class, shall be necessary to approve, effect or validate any amendment, alteration or repeal of any provision of this Certificate, but only if such change is first approved by the Board.

(d) Transferability. In the absence of an active public trading market for the Series B Preferred Stock or the shares of Common Stock issuable upon conversion thereof, any holder seeking liquidity may transfer such securities only if the transfer complies with all applicable securities laws of the jurisdiction in which the holder resides, and only with the prior written consent of the Corporation. Notwithstanding the foregoing, no Series B Holder may transfer any Series B Preferred Stock or shares of Common Stock issuable upon conversion thereof without the prior written consent of the Board, which may be granted or withheld in its sole discretion. In no event shall such consent be granted for any transfer to a "U.S. Person" (as defined in Regulation S under the Securities Act of 1933, as amended) occurring prior to the first anniversary of the original issuance date of the relevant Series B Preferred Stock. Each record or beneficial Series B Holder must ensure that every offer, sale, pledge, or other transfer of the Series B Preferred Stock or of any shares of Common Stock issuable upon conversion thereof complies with the Securities Act of 1933 and its rules (including Regulation S), all applicable state, foreign, and other securities laws, and the transfer restrictions set forth in this Certificate. If the Board, acting in good faith, determines that a Series B Holder has violated any such law or restriction, the Corporation may declare the transfer null and void; direct its transfer agent not to record it; cancel and retire the affected shares of Series B Preferred Stock and any shares of Common Stock issued or issuable upon conversion, effective as of the Board's determination date, without compensation to the breaching Series B Holder; or compel such Series B Holder to convey the affected securities to the Corporation or to another person designated by the Board on terms the Board deems fair. Before implementing cancellation or compelled conveyance, the Corporation shall provide the Series B Holder with written notice describing the breach and the remedy to be imposed and shall allow ten Business Days for the Series B Holder to present evidence that the breach has been cured. If satisfactory evidence is not received within that period, the remedy shall take effect automatically upon expiration of the cure period, and the forfeited or retransferred securities shall be deemed cancelled and no longer issued or outstanding. The Corporation shall promptly update its stock ledger to reflect such changes. In administering this provision, the Board may rely conclusively on the advice of legal counsel. For purposes of this section, Series B Holder shall mean a Series B Holder, or a holder of Common Stock issued on conversion of the Series B Preferred.

(e) Optional Conversion. Each share of Series B Preferred Stock, together with all accrued and unpaid dividends thereon, shall be convertible, at the option of the Series B Holder thereof, at any time and from time to time following the issuance of such share, into such number of fully paid and nonassessable shares of Common Stock as shall be determined by dividing the Stated Value of the shares being converted, plus the amount of any accrued but unpaid dividends thereon, by $0.65 (the "**Conversion Price**"), subject to adjustment as provided in this Certificate.

(f) Mandatory Conversion. If the Corporation's Common Stock (or the common equity of any successor entity by merger, reorganization, or otherwise) becomes listed for trading on a national securities exchange, whether through an initial public offering, reverse merger, or similar transaction, all then-outstanding shares of Series B Preferred Stock, along with all accrued but unpaid dividends thereon, shall automatically convert into Common Stock. The conversion price in such event shall equal the per-share price paid by investors in the public offering or concurrent financing. If the listing occurs via a reverse merger or similar transaction without a set offering price, the mandatory conversion price shall be based on a valuation determined in good faith by the Board.

(g) Dividends.

(i) Preferred Dividend. Subject to the provisions of the NRS and this Certificate, each share of Series B Preferred Stock shall accrue cumulative dividends in arrears, commencing on the date that is six (6) months following its original issuance (the "**Preferred Dividend Commencement Date**"). From and after the Preferred Dividend Commencement Date, dividends shall accrue daily at an annual rate of five percent (5.0%) of the share's Stated Value (the "**Stated Dividend Rate**"), calculated on the basis of a 360-day year and the actual number of days elapsed, to the extent permitted by law (the "**Preferred Dividend**"). Subject to Section 1(g)(iv) and following the Preferred Dividend Commencement Date, Preferred Dividends shall be payable on or before the thirtieth (30th) day following the end of each fiscal quarter.

(ii) Net-Profits Dividend.

(A) Subject to the provisions of the NRS and this Certificate, beginning with the fiscal quarter in which the two-hundred and seventy five (275) oil wells designated in a written List of Wells delivered to each Series B Holder concurrently with their purchase of Series B Preferred Stock (as the same may be amended from time to time by the Corporation's Chief Executive Officer or his/her successor, in their sole discretion, upon written notice to the Series B Holders at least three (3) business days prior to such amendment, pursuant to Section 10(h)(i) of each Subscription Agreement for the Series B Preferred) (the "**Wells**") first generate Net Profits (as defined below) (the "**Net Profits Dividend Commencement Date**," and together with the Preferred Dividend Commencement Date, the "**Dividend Commencement Dates**"), the Corporation shall pay to each Series B Holder, on a quarterly basis, a dividend equal to fifty percent (50%) of the distributable Net Profits derived from the operation of the Wells (the "**Net Profits Dividend**," and together with the Preferred Dividend, the "**Series B Dividends**").

(B) For purposes of the Net Profits Dividend, "**Net Profits**" shall mean, for each fiscal quarter, the accumulated Gross Revenues (defined below) attributable to the Wells less the accumulated Expenses (defined below) attributable to the Wells, and less any accumulated Net Profit Allocations (defined below) related thereto, all measured on a cumulative basis as of the end of such quarter. "**Gross Revenues**" shall mean the gross revenues derived from the sale of oil, natural gas, and other hydrocarbons produced from the Wells. "**Expenses**" shall mean: (i) direct operating expenses, including lease operating expenses and the costs of pumping, lifting, gathering, treating, compressing, processing, marketing, and transporting the production; (ii) production taxes and similar taxes directly attributable to production from the Wells, including severance, ad valorem, and property taxes; (iii) capital expenditures and related expenses incurred or capitalized in connection with drilling, completing, workovers, recompletions, or major well repairs on the Wells; (iv) depreciation, amortization, and depletion recognized with respect to the Wells; and (v) other customary costs and expenses directly related to the exploration, development, operation, maintenance, and marketing of production from the Wells. "**Net Profit Allocations**" shall mean the aggregate amount of cumulative Net Profits, as determined in accordance with the preceding formula, for all prior quarters in which Net Profits were positive, irrespective of whether or when any such amounts were distributed to the Series B Holders. Net Profits shall not include any overhead, general, or administrative costs of the Corporation or its affiliates that are not directly attributable to the exploration, development, or operation of the Wells.

(C) The amount of Net Profits attributable to the Wells for each fiscal quarter shall be determined in good faith by the Corporation's Chief Financial Officer and approved by the Chief Executive Officer or their successors, in accordance with the Corporation's regular accounting practices, using accounting principles consistent with those normally employed by the Corporation and in accordance with GAAP and/or customary oil-and-gas accounting practices. The Corporation shall have reasonable discretion to interpret and apply this definition, provided such determination is bona fide and consistent with the foregoing. The Corporation's determination of Net Profits shall be final and binding on all Series B Holders, absent manifest error. The Net Profits Dividend, if any, shall be paid no later than thirty (30) days following the end of the fiscal quarter to all holders of record as of 12:00 a.m. (midnight) on the last day of such quarter. For the avoidance of doubt, the Corporation's fiscal year ends on December 31.

(iii) Deferred Dividend. Notwithstanding any contrary provision in this Certificate, the Corporation shall not be obligated to pay any dividend on the Series B Preferred Stock if, in the reasonable judgment of the Corporation's Chief Financial Officer (or its successor): (A) the Corporation lacks sufficient surplus, net profits, or otherwise does not have legally available funds to pay such dividend under applicable law or the Corporation's governing documents; or (B) payment of such dividend would jeopardize the Corporation's financial stability or result in a violation of any applicable law or regulation. In such case, the Corporation shall defer payment of the dividend until the Chief Financial Officer (or successor), in their reasonable judgment, determines that the conditions preventing payment no longer exist. While any dividend on the Series B Preferred Stock remains deferred, the Corporation shall not declare or pay any dividends or make any distributions on, or redeem or repurchase, any Junior Securities or Parity Securities, unless and until all accrued dividends on the Series B Preferred Stock have been paid in full, or declared and a sum sufficient for such payment has been set aside. The Corporation may, at its sole discretion, satisfy any deferred dividend by issuing to the Series B Holders, on a pro rata basis according to their respective holdings, a number of shares of Common Stock equal to the amount of the deferred dividend divided by the Conversion Price specified herein. If any dividend on the Series B Preferred Stock is deferred and remains unpaid at the end of the fiscal quarter immediately following the quarter in which such dividend was calculated, the Corporation shall be required to satisfy its obligation by issuing to the Series B Holders, on a pro rata basis, a number of shares of Common Stock equal to the full amount of the deferred dividend divided by the Conversion Price. The Corporation shall complete such issuance within thirty (30) days after the end of that subsequent fiscal quarter. For the avoidance of doubt, the Corporation may not further defer payment of any such dividend beyond this 30-day period, and payment in Common Stock as provided herein shall constitute full satisfaction of the Corporation's obligation with respect to such deferred dividend.

(iv) Dividend Payment Limitation. Notwithstanding Sections 1(g)(i) and 1(g)(ii), no Series B Dividends of any kind shall be payable unless and until the Corporation has issued, in the aggregate, at least one million five hundred thousand dollars ($1,500,000) of Series A Preferred Stock (designated as of even date herewith), Series B Preferred Stock, or any combination thereof, calculated with respect to the Stated Value of such shares, in each case $0.65 (subject to customary adjustments) (the "**Issuance Threshold**"). Instead, the Series B Dividends shall continue to accrue from their respective Dividend Commencement Dates, but payment of any accrued and unpaid dividends shall be suspended until the Issuance Threshold is satisfied (the "**Delayed Dividends**"). Once the Issuance Threshold is satisfied, the Chief Financial Officer or his successor shall determine the manner of payment of any accrued and unpaid Delayed Dividends based on the financial condition of the Corporation the date such Issuance Threshold is satisfied. Following satisfaction of the Issuance Threshold, all Series B Dividends (but not the Delayed Dividends) shall

be paid in accordance with their terms, as set forth in Sections 1(g)(i) and 1(g)(ii). For the avoidance of doubt, the Corporation's books and records shall be conclusive in determining whether the Issuance Threshold has been satisfied, absent manifest error.

(h) Redemption Right. The Corporation may, at its sole discretion, redeem the Series B Preferred Stock, in whole or in part, at any time and from time to time following the date of issuance, subject to the notice and redemption procedures set forth in this Certificate. Upon any such redemption, the Corporation shall pay to each Series B Holder whose shares are being redeemed an amount equal to the Stated Value of such shares, any accrued but unpaid dividends thereon as of the redemption date, and a redemption premium equal to ten percent of the Stated Value. For the avoidance of doubt, the liquidation premium is applied solely to the Stated Value and not to any accrued dividends.

(i) Optional Conversion In Lieu of Redemption. In lieu of redemption pursuant to Section 1(h), any Series B Holder may elect to convert all or any portion of their shares into Common Stock at the Conversion Price, subject to adjustment as provided herein, without reference to the 10% liquidation premium. To exercise this right, the Series B Holder must deliver written notice to the Corporation no less than five (5) days prior to the proposed conversion date. For the avoidance of doubt, the Series B Holders shall not have a general right to require redemption of their Series B Preferred Stock.

(i) Ranking upon Liquidation. The Series B Preferred Stock shall, with respect to the payment of dividends and the distribution of assets upon any voluntary or involuntary liquidation, dissolution; or winding up of the Corporation (a "**Liquidation**"), be deemed to rank:

(i) senior to all Common Stock, and to each other class or series of preferred stock of the Corporation, if any, that is established after the date hereof that is not expressly made senior to or on parity with the Series B Preferred Stock as to the payment of dividends and as to the distribution of assets upon Liquidation of the Corporation (the "**Junior Securities**");

(ii) on parity with the Series A Preferred Stock of the Corporation and each other class or series of capital stock of the Corporation that is established after the date hereof and that is not expressly subordinated or made senior to the Series B Preferred Stock as to the payment of dividends and as to the distribution of assets upon Liquidation of the Corporation, whether or not the dividend rates, dividend payment dates or redemption or liquidation prices per share thereof differ from those of the Series B Preferred Stock (the "**Parity Securities**"); and

(iii) junior to all of the Corporation's indebtedness and other liabilities with respect to assets available to satisfy claims against the Corporation and to each other class or series of capital stock of the Corporation that is expressly made senior to the Series B Preferred Stock as to the payment of dividends and as to the distribution of assets upon Liquidation of the Corporation ("**Senior Securities**").

(j) Liquidation Preference. Subject to the rights of any creditors and any Senior Securities or Parity Securities, upon any Liquidation of the Corporation or its subsidiaries, before any payment or distribution of the assets of the Corporation (whether capital or surplus) shall be made to or set apart for the holders of Junior Securities as to the distribution of assets on any Liquidation of the Corporation, each Series B Holder of outstanding Series B Preferred Stock shall be entitled to receive an amount of cash equal to 110% of the Stated Value of their shares, plus any accrued but unpaid dividends thereon, which, for the avoidance of doubt, is calculated without reference to the 10% premium liquidation fee on the Stated Value. If, upon any Liquidation of the Corporation, the assets of the Corporation, or proceeds from the sale thereof, distributable among the Series B Holder shall be insufficient to pay in full the preferential amount payable

to the Series B Holders as described above and liquidating payments on any other shares of any class or series of Parity Securities as to the distribution of assets on any Liquidation of the Corporation, then such assets, or the proceeds therefrom, shall be distributed among the Series B Holders and any such other Parity Securities Series B Holders ratably in accordance with the respective amounts that would be payable on such Series B Preferred Stock and any such other Parity Securities if all amounts payable thereon were paid in full.

(k) No Fractional Shares. No fractional shares of Series B Preferred Stock shall be issued. Any shares otherwise issuable that would result in a fractional share shall be rounded down to the nearest whole share.

Section 2. Miscellaneous.

(a) Legend. Any certificates representing the Series B Preferred Stock shall bear a restrictive legend in substantially the following form (and a stop transfer order may be placed against transfer of such stock certificates):

> THE SECURITIES EVIDENCED BY THIS CERTIFICATE WERE ISSUED OUTSIDE THE UNITED STATES TO PERSONS WHO ARE NOT U.S. PERSONS, RELYING ON REGULATION S UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). THESE SECURITIES, AND ANY SHARES OF COMMON STOCK THAT THEY MAY BECOME, HAVE NO REGISTRATION UNDER THE SECURITIES ACT OR ANY STATE SECURITIES LAW. UNTIL THE DISTRIBUTION COMPLIANCE PERIOD DEFINED IN RULE 903 OF REGULATION S ENDS, A HOLDER SHALL NOT OFFER, SELL, PLEDGE, OR OTHERWISE TRANSFER THE SECURITIES IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, ANY "U.S. PERSON" AS RULE 902 DEFINES THAT TERM, UNLESS THE HOLDER FIRST OBTAINS AN EFFECTIVE REGISTRATION STATEMENT OR RELIES ON A VALID EXEMPTION. EVERY PERMITTED HEDGING TRANSACTION MUST ALSO COMPLY WITH THE SECURITIES ACT. THE HOLDER MUST COMPLY WITH SECURITIES LAWS IN OTHER JURISDICTIONS BEFORE ANY RESALE OR OTHER TRANSFER.
>
> THE CERTIFICATE OF DESIGNATION FOR THE SECURITIES EVIDENCED BY THIS CERTIFICATE, TOGETHER WITH THE CORPORATION'S OTHER CHARTER DOCUMENTS, CONTAINS ADDITIONAL TRANSFER RESTRICTIONS AND REMEDIES, INCLUDING CANCELLATION AND FORFEITURE OF SECURITIES. THE CORPORATION WILL PROVIDE A COPY OF THOSE RESTRICTIONS, WITHOUT CHARGE, TO ANY HOLDER WHO REQUESTS THEM IN WRITING. THE CORPORATION MAY REFUSE TO REGISTER ANY TRANSFER THAT FAILS TO SATISFY ALL APPLICABLE RESTRICTIONS.

(b) Lost or Mutilated Series B Preferred Stock Certificate. If any certificates for the Series B Preferred Stock held by a Series B Holder shall be mutilated, lost, stolen or destroyed, the Corporation shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated certificate, or in lieu of or in substitution for a lost, stolen or destroyed certificate, a new certificate for the shares of Series B Preferred Stock so mutilated, lost, stolen or destroyed but only upon receipt of evidence of such loss, theft or destruction of such certificate, and of the ownership hereof, and indemnity, if requested, all reasonably satisfactory to the Corporation.

(c) Interpretation. If any Series B Holder shall commence an action or proceeding to enforce any provisions of this Certificate, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorney's fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

(d) Waiver. Any waiver by the Corporation or the Series B Holders of a breach of any provision of this Certificate shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Certificate. The failure of the Corporation or any Series B Holder to insist upon strict adherence to any term of this Certificate on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Certificate. Any waiver must be in writing, signed by all of the Series B Holders.

(e) Severability. If any provision of this Certificate is invalid, illegal or unenforceable, the balance of this Certificate shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder violates applicable laws governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum permitted rate of interest.

* * *

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed by a duly authorized officer on the date first listed above.

By: Josh Zuker
Name: Josh Zuker
Title: Chief Executive Officer

[*End of Schedule A*]

Exhibit G - Testing the Waters Materials

PYTHEAS ENERGY INC

Q2 2025 INVESTOR UPDATE

Since our Q1 2025 announcement, Pytheas Energy has continued to demonstrate significant progress in advancing our proof-of-concept and operational capabilities. Our proprietary AI technology has proven highly effective in optimizing distressed assets, leading to substantial increases in production, asset ownership, and operational efficiency. This momentum reinforces our confidence in our strategic approach and positions us well for continued growth.

Operationally, we are pleased to announce that we have cleared certain key regulatory hurdles that were inherited from the previous operator of the Minerva Rockdale Asset. We are now awaiting the final issuance of all permits related to the balance of the working interest trade referenced in our Q1 2025 release.

Our AI-driven asset selection continues to deliver impressive results. To date, approximately 25% of the outside wells we identified from our initial acquisitions are now operational, with these wells already producing twice their historical output. This demonstrates the transformative potential of our technology and operational expertise to unlock hidden value within underperforming assets.

In Q2 2025, we also continued to pursue capital financing necessary to fund our next phase of growth, including the continued development of the balance of the Proof Of Concept wells in Milam County. We intend to use the proceeds from our capital financing efforts to expand our operational footprint and capitalize on additional distressed assets in Southeast Texas.

In that regard, we would like to inform you that we are in the initial planning stages of an offering of our common equity to accredited and retail investors. If you are or may be interested in participating in this offering, please respond to this email with the following information:

- Full Legal Name
- Email Address
- Estimated Dollar Amount of Investment

If we proceed with a future offering, we plan to award a yet-to-be-determined number of bonus common shares to each existing shareholder who submits the prior information to us before launch and invests in that offering.

Looking ahead, Pytheas Energy is well-positioned for a brighter future. We are committed to leveraging our proven operational expertise, innovative technology, and strategic acquisitions to scale production, increase our ownership stake, and generate sustainable value for our stakeholders. Our team's deep industry experience and technological edge will continue to drive growth as we execute on our mission to optimize and unlock the full potential of oil and gas assets across Southeast Texas and beyond.

We appreciate your continued support and look forward to providing further updates on our progress and exciting opportunities ahead.

Joshua Zuker
Chief Executive Officer
Pytheas Energy Inc

Schedule A Call With Our Investor Relations Team To Learn More

Click To Schedule

Important Notice

This communication is for informational purposes only and is not an offer to sell, or a solicitation of an offer to buy, any securities of Pytheas Energy Inc. (the “Company”). The Company is considering an offering of securities exempt from registration under the Securities Act of 1933, as amended, but has not yet determined the specific exemption on which it will rely. No money or other consideration is being solicited and, if sent in response, will not be accepted. No offer to buy the securities can be accepted, and no part of the purchase price can be received, until the Company determines the exemption under which the offering will be conducted and, where applicable, the filing, disclosure, or qualification requirements of that exemption are satisfied. Any indication of interest involves no obligation or commitment of any kind. The information provided herein is preliminary, may be incomplete, and is subject to change. The final terms of any offering will be described in the offering documents related to the future offering, if any, which will be made available to you before any investment decision.

We are not a broker-dealer or investment adviser registered under the Securities Exchange Act of 1934 or the Investment Advisers Act of 1940. No communication made by us or any of our affiliates through any medium should be construed as a recommendation to purchase, sell, or hold any of our securities, or as investment, tax, financial, accounting, legal, regulatory, or compliance advice.

Before investing in our securities, you should carefully review the offering documents related to any such offering and consult with your financial advisor, accountant, and/or attorney.

Statement Regarding Forward-Looking Statements

The information presented herein may include forward-looking statements, estimates, or projections regarding our anticipated future performance. If present, these statements are subject to risks, uncertainties, and assumptions. In some cases, you can identify these statements by forward-looking words such as “may”, “might”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “future” or “continue”, the negative of these terms, and other comparable terminology. Such forward-looking statements are based on current plans, estimates and expectations and are made pursuant to the Private Securities Litigation Reform Act of 1995. These statements, estimates and projections, if any, are based upon various assumptions made concerning our anticipated results and industry trends, which may or may not occur. We are not making any representations as to the accuracy of any such forward-looking statements, estimates or projections. Our actual performance may be materially different from any such statements, estimates or projections. We are under no duty to update any of these forward-looking statements to conform them to actual results or revised expectations.

PYTHEAS ENERGY INC

Dear Investors,

Q3 2025 INVESTOR UPDATE

Since our last shareholder update, Pytheas Energy has made significant progress in overcoming legacy challenges, reinstating operations, and positioning the company for meaningful growth heading into 2026.

Operational Progress

During the third quarter, we resolved most of the regulatory issues inherited from previous operators, which had previously caused delays in redeveloping wells, repairing flowlines, and prevented revenue generation from oil sales.

As a result, operations were successfully reinstated on two of our main leases with the ability to generate revenue from the sale of oil and 20+ wells that will be operational by the end of November. Our operational goal is to reach double the current number of wells before the end of January 2026, marking a major milestone in our redevelopment and production efforts.

Market Outlook and Strategic Opportunities

We have long anticipated that oil prices would trend lower throughout the remainder of 2025 and into 2026. While this may pose challenges for some producers, we view it as a strategic opportunity to acquire additional assets at lower cost, particularly producing properties with revenue from day one and fewer regulatory constraints than the Minerva Rockdale assets.

Capital and Financing

In Q3 2025, we also continued to pursue capital financing necessary to fund our next phase of growth, including the continued development of the balance of wells in Milam County. We intend to use the proceeds to support the acquisition of additional producing assets and expansion of our operational footprint in Southeast Texas.

In that regard, we would like to again inform you that we are still in the planning stages of an offering of our common equity to accredited and retail investors. If you are or may be interested in participating in this offering, please respond to this email with the following information:

- Full Legal Name
- Email Address
- Estimated Dollar Amount of Investment

If we proceed with a future offering, we plan to award a yet-to-be-determined number of bonus common shares to each existing shareholder who submits the prior information to us before launch and invests in that offering.

Looking Ahead

As we enter the fourth quarter of 2025, Pytheas Energy is in a significantly stronger position than a year ago. We look forward to building on this momentum and sharing further progress in our next quarterly update in January 2026. To stay current on news and updates from Pytheas Energy, please follow the company on Instagram, Facebook, Linkedin and X.

Joshua Zuker
Chief Executive Officer

PYTHEAS ENERGY INC

Stay Connected

To stay current on news and updates from Pytheas Energy, please follow us on: